
09011374

THE JOURNEY CONTINUES


Received SEC
MAY 2 1 2009
Washington, DC 20549


SEMTECH

2009 ANNUAL REPORT

IN 2008 WE CONTINUED OUR JOURNEY TO BECOMING THE GLOBAL LEADER IN ANALOG/ MIXED SIGNAL PLATFORMS THAT ENABLE ARCHITECTURAL AND PERFORMANCE DIFFERENTIATION.

FINANCIAL HIGHLIGHTS

BALANCE SHEET DATA (in thousands)	FY2005	FY2006	FY2007	FY2008	FY2009
Cash, cash equivalents and investments	$299,590	$275,493	$338,480	$213,397	$258,815
Working capital	$222,886	$236,486	$325,443	$255,562	$279,887
Total assets	$458,984	$472,946	$521,654	$395,412	$420,795
Other long-term liabilities	$ 2,410	$ 5,478	$ 7,450	$ 10,680	$ 8,960
Total stockholders' equity	$425,329	$437,653	$481,181	$348,710	$378,020


$254 $239 $253 $285 $295
FY05 FY06 FY07 FY08 FY09

REVENUE
in millions


$0.70 $0.55 $0.42 $0.71 $0.61
FY05 FY06 FY07 FY08 FY09

FULLY DILUTED EPS


$3.85 $3.65 $4.55 $3.36 $4.27
FY05 FY06 FY07 FY08 FY09

NET CASH PER SHARE
cash, cash equivalents and investments/
Q4 weighted average share count (diluted)





DEAR FELLOW SHAREHOLDERS:

Fiscal year 2009 was another extraordinary year for Semtech. For the second consecutive year, we met several key strategic, operational and financial milestones resulting in another record revenue year. We also met several product and market milestones that lay the foundation for future growth.

FINANCIAL & BUSINESS PERFORMANCE We grew our annual revenues 3.5% to $295M in a year when the industry and most of our peers declined. This is not only the second consecutive record revenue year but also the third consecutive year of growth. We also had 3 record revenue quarters in FY09 despite a difficult macro-economic environment and replenished our cash balance to $259M (approx. $4/share), a 21% increase year over year. We have one of the healthiest balance sheets in the industry and our net cash, cash/share, free cash flow per share and other metrics are amongst the best in our industry. Semtech's Protection business and Power Discrete business achieved record revenues and our Advanced Communications & Sensing and Power Management businesses are starting to gain momentum. As we continue on our journey, we believe that Semtech is well positioned to increase share in all product lines.

CULTURE & VALUES The culture at Semtech has changed. Today Semtech has a ***customer oriented, performance driven, empowered culture*** that is driven by results rather than excuses. The great people in the company are thriving as part of a company that is winning on many fronts. In addition to the high performance culture, Semtech has integrated "Core Values" into its working environment. Our Values include ***Integrity, Innovation, Teamwork, Fiscal Responsibility and Effective Communication.*** The impact of these integrated core values across our global corporation, can only be measured by the positive, winning spirit that exists in the company and the improving results at all levels of the company.

BALANCE Few companies can boast the market, product and regional balance of Semtech. This is no accident but rather a deliberate strategic objective. With revenues coming from Consumer (37%), Industrial (27%), Computing (18%) and Communications (18%), Semtech is not exposed to one vertical, nor one product line and with our balanced geographical presence, Semtech is not exposed to any one region of the world. In Fiscal Year 2009, we opened up a new Applications and Design Center in Shenzhen, China, to complement our European and North America technology development centers. This demonstrates our commitment to invest in R&D in locations that can create or capture real strategic value for the company. In the current economic environment and with the uncertain future we are faced with, we believe that the overall balance we have is a competitive advantage for us and is a compelling haven for our shareholders.

OUR FUTURE We believe that Semtech is today executing quite well as a company. We still have room for improvement but our execution is now quite good. Many of our new product platforms are just starting to emerge and some of them are gaining very positive customer traction. As we begin to re-engage with the market place in new and existing markets, with new and existing platforms, the opportunity for us to expand our served market and take share away from our larger competitors is very real. In addition, now that execution is improved, with our strong balance sheet, our talented and experienced management team and with our experience in identifying and integrating acquisitions, we believe that we can start to use M&A as a strategic alternative to fuel further growth. We are very confident that we can continue to outperform our industry peers and build an even better company that returns greater value to our shareholders and is a great place to work for our employees. Thank you for joining us on our journey....

M. Maheswaran

MOHAN MAHESWARAN
President and Chief Executive Office
(illustrated left)

EMEKA CHUKWU
Vice President and Chief Financial Officer
(illustrated right)

SEMTECH IS A COMPANY TRANSFORMED With new leadership, a new vision, a new strategy, improved execution and a new performance based culture, we believe we have the pieces in place that will enable us to continue to outperform our industry peers in any environment.

By defining the appropriate strategies for growth, Semtech's leadership team is providing both the direction and the vision for the future. We continue to focus on improving execution, along with a sense of urgency to accomplish our goals. In every part of the company, we are evolving into a high-performance, results-oriented culture driven by Semtech core values.

INNOVATION WILL SET US APART Building on powerful semiconductor process design, circuit design, package design, and systems design differentiators, Semtech is raising the performance bar in several new areas. For example, in 2008 our **ADVANCED COMMUNICATIONS & SENSING PRODUCT GROUP** announced the ToPSync™ (Timing Over Packet Synchronization) platform. The first timing solution platform that meets the increasing needs of carriers worldwide in 3G, 4G, LTE (Long Term Evolution), and WiMAX applications.

Semtech's **POWER MANAGEMENT PRODUCTS GROUP** introduced the first high-current point-of-load voltage regulator platform that is inherently easy to use without sacrificing electrical performance. This platform achieves benchmark power density through advanced packaging, optimized power circuit layout, and is targeted at a broad range of applications, including ultra-mobile, industrial, and notebook PCs, multifunction printers, and digital televisions.


SEMTECH OFFICE
CORPORATE HEADQUARTERS

Also in 2008, *EDN* magazine named our EClamp® platform of protection devices from Semtech's **PROTECTION PRODUCTS GROUP** as one of the EDN Hot 100 Products of 2007, calling it a "triumph of process engineering, physics, and manufacturing."

These innovations are just a few examples of the unique capabilities that exist at Semtech that enable us to enjoy so many long-standing and strategic customer relationships and that represent the beginning of a unique high-performance analog platform portfolio that is second to none in the industry.


SEMTECH

A commitment to the environment through leading-edge Analog Technology Platforms

We're proud of our success in bringing leadership "green" enabling technology to the market. Our strategy gives customers the differentiated performance they need, while reducing the negative impact on the earth.

SEMTECH PRODUCTS MINIMIZE WASTE

- The small form factor of our products and packaging enables our customers to build even smaller systems, reducing electronic waste.
- Semtech products integrate advanced protection against lightning and electrostatic discharges, even on sensitive low voltage parts. That increases reliability and product life—and when products last longer, fewer of them end up in landfills.

SEMTECH PRODUCTS REDUCE POWER CONSUMPTION

- Systems using our advanced power management technology use less energy by intelligently powering down into stand-by mode and quickly powering up as needed.
- Our ultra low power wireless technology enables the lowest power metering systems to be built and also extends the battery life of these meters four times longer than the competition.
- Semtech medical technologies enable the lowest power hearing aids in the industry.

SEMTECH IS HELPING CUSTOMERS ACHIEVE THEIR ENVIRONMENTAL GOALS

- Dramatically reduced shipment packaging, resulting in lower environmental and economic costs to customers.
- Member of the Sony Green Partner Program; Certified by Canon Inc. to meet environmental management Green Procurement Standards.
- The innovative "green product" search capability on our website allows customers to match their green needs to our broad product portfolio.

Semtech is committed to leading positive change and we have the engineers, management, manufacturing teams, and—above all—the passion to do just that.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **January 25, 2009**

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission file number 1-6395

SEMTECH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**95-2119684**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Flynn Road, Camarillo, California, 93012-8790
(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: (805) 498-2111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock par value $.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the common stock held by non-affiliates of the registrant (based upon the closing sale price of $14.95 on the NASDAQ Global Select Market) as of July 27, 2008 was approximately $755 million. Stock held by directors, officers and shareholders owning 5% or more of the outstanding common stock (as reported by shareholders on Schedules 13D and 13G) were excluded as they may be deemed affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

The number of shares of the Registrant's common stock outstanding at March 18, 2009 was 61,064,611.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference in Part III, Item numbers 11, 12, 13 and 14 and portions of Item 10 of this report: Definitive Proxy Statement in connection with registrant's annual meeting of shareholders to be held on June 25, 2009.

SEMTECH CORPORATION
INDEX TO FORM 10-K
FOR THE YEAR ENDED JANUARY 25, 2009

PART I

PART II

PART III

PART IV

Forward Looking and Cautionary Statements

This Annual Report on Form 10-K (the "Form 10-K") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We may also make forward-looking statements in other reports filed with the Securities and Exchange Commission ("SEC"), in materials delivered to shareholders and in press releases. In addition, Company representatives may make oral forward-looking statements from time to time. Forward-looking statements are statements other than historical information or statements of current condition and relate to matters such as our future financial performance, future operational performance, and our plans, objectives and expectations. Some forward-looking statements may be identified by use of terms such as "expects," "anticipates," "intends," "estimates," "believes," "projects," "should," "will," "plans" and similar words.

Forward-looking statements should be considered in conjunction with the cautionary statements contained in Item 1A "Risk Factors" and elsewhere in this Form 10-K, in our other filings with the SEC, and in material incorporated herein and therein by reference. In light of the risks and uncertainties inherent in all such projected matters, forward-looking statements should not be regarded as a representation by the Company or any other person that our objectives or plans will be achieved or that any of our operating expectations or financial forecasts will be realized. Financial results could differ materially from those projected in forward-looking statements due to known or unknown risks. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to regarding forward-looking statements with caution, you should consider that the preparation of the consolidated financial statements requires us to draw conclusions and make interpretations, judgments, assumptions and estimates with respect to certain factual, legal, and accounting matters. Our financial statements might have been materially impacted if we had reached different conclusions or made different interpretations, judgments, assumptions or estimates.

PART I

ITEM 1. BUSINESS

General

We are a leading supplier of analog and mixed-signal semiconductor products and were incorporated in Delaware in 1960. We design, produce and market a broad range of products that are sold principally to customers in the high-end consumer, industrial, computing and communications end-markets. The high-end consumer market includes handheld products, set-top boxes, digital televisions, digital video recorders, Bluetooth headsets and other consumer equipment. Included in the industrial customer base is automated meter reading, military and aerospace, medical, automated test equipment, security, automotive, home automation, and other industrial equipment. The computing market includes desktops, servers, notebooks, graphics, printers, and other computer peripherals. The communications market includes base stations, optical networks, switches and routers, wireless LAN, and other communication infrastructure equipment. Our long-standing and strategic end-customers are primarily original equipment manufacturers and their suppliers, including Alcatel-Lucent, Apple, Cisco, Compal Electronics, Dell, Hewlett Packard, Intel, LG Electronics, Motorola, Phonak, Quanta Computer, Research In Motion, Samsung, Sanyo, Siemens, and Sony.

Overview of the Semiconductor Industry

The semiconductor industry is broadly divided into analog and digital semiconductor products. Analog semiconductors condition and regulate "real world" functions such as temperature, speed, sound and electrical current. Digital semiconductors process binary information, such as that used by computers. Mixed-signal devices incorporate both analog and digital functions into a single chip and provide the ability for digital electronics to interface with the outside world.

The market for analog and mixed-signal semiconductors differs from the market for digital semiconductors. The analog and mixed-signal industry is typically characterized by longer product life cycles than the digital industry. In addition, analog semiconductor manufacturers tend to have lower capital investment requirements for manufacturing because their facilities tend to be less dependent than digital producers on state-of-the-art production equipment to manufacture leading edge process technologies. The end-product markets for analog and mixed-signal semiconductors are more varied and more specialized than the relatively standardized digital semiconductor product markets.

Another difference between the analog and digital markets is the amount of available talented labor. The analog industry relies more heavily than the digital industry on design and applications talent to distinguish its products from one another. Digital expertise is extensively taught in universities due to its overall market size, while analog and mixed-signal expertise tends to be learned over time based on experience and hands-on training. Consequently, personnel with analog training are scarcer than digital trained engineers. This has historically made it more difficult for new suppliers to quickly develop products and gain significant market share.

The electronics market is characterized by several trends that we believe drive demand for our products. Electronic systems are being designed to operate at increasingly lower operating voltages, battery-powered systems such as handheld computers and cellular telephones are proliferating, and these systems are becoming smaller and requiring higher levels of integration. Our products are designed to address these needs by providing solutions that protect low voltage circuits, extend battery life, meet tighter voltage requirements, improve interfaces between systems, and support higher transmission and processor speeds. Additionally, as communications functions are increasingly integrated into a range of systems and devices, these products require analog sensing, processing and control capabilities, which increases the number and size of our end-markets. Finally, industrial, medical, high-end consumer and other end-market applications have increasingly incorporated data processing and communications features into their end systems resulting in more complex power and protection requirements, which in turn has broadened the opportunities for selling our power and protection devices.

Advancements in digital processing technology typically drive the need for corresponding advancements in analog and mixed-signal solutions. We believe that the diversity of our applications allows us to take advantage of areas of relative market strength and reduces our vulnerability to competitive pressure in any one area.

Semtech End-Markets

A majority of our products are sold to customers in the computing, communications, high-end consumer, and industrial markets. Until the mid-1990s, we largely focused on serving the military and aerospace end-market. In the 1990's, the majority of our revenues were derived from the computing sector driven by desktop computers and related applications. In recent years, we have seen relative growth from the handheld communications, communications infrastructure and industrial markets as a percentage of the total. We have also seen a greater diversification within our computer market segment, beyond our initial focus on desktop computer applications.

Our estimates of sales by major end-markets are detailed below:

End-Market
(% of net sales)

	Fiscal Years		
	2009	2008	2007
Computing	18%	19%	19%
Communications	18%	17%	19%
High-End Consumer	37%	39%	34%
Industrial and Other	27%	25%	28%
	100%	100%	100%

We believe that our diversity in end-markets provides stability to our business and opportunity for growth.

The following table depicts our main product lines and their end-product applications:

Semtech's Main Product Lines	**Specific End-Product Applications**			
	Computing	**Communications**	**High-End Consumer**	**Industrial / Other**
Power Management	Desktop PCs, servers, workstations, notebook computers, add-on cards, computer gaming systems	Network cards, routers and hubs, telecom network boards	Cellular phones, PDAs, digital still/video cameras, handheld games	Power supplies, industrial systems
Protection	Notebook computers, USB ports, LAN cards	Base stations, DSL equipment, routers and hubs	Cellular phones, PDAs, digital still/video cameras, handheld games	Handheld measurement or instrumentation devices
Advanced Communications and Sensing	Workstations	SONET networks, routers, hubs, switches, fiber modems and wireless headsets, cellular base stations	-	Automated meter reading, industrial control and hearing aids (medical); Automated test equipment
Power Discretes	-	-	-	Military, aerospace, medical

Historically, our results have reflected some seasonality, with demand levels generally being higher in the computer and high-end consumer products segments during the third and fourth quarters of our fiscal year in comparison to the first and second quarters.

Business Strategy

Our objective is to be a leading supplier of analog and mixed-signal semiconductor devices to the fastest growing segments of our target markets. We intend to leverage our pool of skilled technical personnel to develop new products, or, where appropriate, use acquisitions to either accelerate our position in the fastest growing segments or to gain entry into these segments. In order to capitalize on our strengths in analog and mixed-signal processing design, developing and marketing, we intend to pursue the following strategies:

Leverage our rare analog design expertise

We have developed a strategy to invest heavily in human resources needed to define, design and market high-performance analog platform products. We have built a team of experienced engineers who combine industry expertise with advanced semiconductor design expertise to meet customer requirements and enable our customers to get their products to market rapidly. We intend to leverage this strategy to achieve new levels of integration, power reduction and performance, enabling our customers to achieve differentiation in their end systems.

Continue to release proprietary new products, achieve new design wins, and cross-sell products

We are focused on developing unique, new, proprietary products that bring value to our target customers in our target markets. These products typically are differentiated in performance but are priced competitively. We also focus on achieving design wins for our products with current and future customers. Design wins are indications by the customers that they intend to incorporate our products into their new designs. Our technical talent works closely with our customers in securing design wins, defining new products and in implementing and integrating our products into their systems. We also focus on selling our complete portfolio of products to our existing customers, as we believe the technical expertise of our marketing and sales team allows it to identify and capitalize on cross-selling opportunities.

Focus on fast-growing market segments and regions

We have chosen to target the analog segments of some of the fastest growing end-markets. We participate in these markets by focusing on specific product areas within the analog and mixed-signal market, including products for handheld equipment, high-end consumer equipment, and communications infrastructure and certain broad-based industrial markets. All these markets are characterized by their need for leading-edge, high-performance analog and mixed-signal semiconductor technologies.

We believe that certain geographic markets, such as China, Japan and Europe represent opportunities for added sales and end-customer diversity. Accordingly, we have bolstered our efforts in these regions to enhance our ability to expand our customer base.

Leverage outsourced semiconductor fabrication capacity

We outsource most of our manufacturing in order to focus more of our resources on defining, developing and marketing our products. We use outside wafer foundries. Our primary outside wafer foundries are based in Asia, the United States, Canada and Europe. Our largest wafer source is a foundry based in China. We believe that outsourcing provides us numerous benefits, including capital efficiency, the flexibility to adopt and leverage emerging process technologies without significant investment risk and a more variable cost of goods, which provides us with greater operating flexibility.

Product Segments

We have two product segments, both of which are comprised of semiconductor products: Standard Semiconductor Products and Rectifier, Assembly and Other Products. A majority of our sales come from our Standard Semiconductor Products, which we consider to be our most strategic product segment. The balance of sales comes from our Rectifier, Assembly and Other Products segment. The products in that segment are older-technology products, in many cases dating back to the earliest days of our Company when our focus was primarily the military and aerospace end-markets.

Standard Semiconductor Products Segment. Included in Standard Semiconductor Products are integrated circuits (ICs) and discrete components designed for use in standard and specific applications. Standard Semiconductor Products represented approximately 89% of our overall net sales in fiscal year 2009 and 91% and 94% of our overall net sales in fiscal years 2008 and 2007, respectively. The main product lines within our Standard Semiconductor Products are described below.

Power Management Products. Power management products control, alter, regulate and condition the power supplies within electronic systems. The highest volume product types within the power management product line are switching voltage regulators, combination switching and linear regulators, smart regulators and charge pumps. The primary application for these products is power regulation for computer, communications, high-end consumer and industrial systems.

Protection Products. We design, develop and market high performance protection devices, which are often referred to as transient voltage suppressors (TVS). TVS devices provide protection for electronic systems where voltage spikes (called transients), such as electrostatic discharge generated by the human body, can permanently damage voltage-sensitive components. Our portfolio includes filter and termination devices that can be sold as a complement to TVS devices. Our protection products can be found in a broad range of applications including computer, data-communications, telecommunications and industrial applications.

Test and Measurement Products. We design, develop and market a wide variety of test and measurement products. These products drive the pin electronics, timing circuits, clock distribution circuits and parametric measurement circuits in automatic test equipment (ATE) systems, workstations and communication infrastructure equipment.

Advanced Communication and Sensing Products. We design, develop and market a portfolio of proprietary advanced wired communication, wireless communication and sensing ICs. These ICs perform specialized timing and synchronization functions used in high-speed networks, specialized radio frequency (RF) functions used in a wide variety of industrial, medical and networking applications, and specialized sensing functions used in industrial applications.

Rectifier, Assembly and Other Products Segment. We design, develop, and market a line of power discrete products comprised of rectifiers, assemblies (packaged discrete rectifiers) and other products. These products are typically used to convert alternating currents (AC) into direct currents (DC) and to protect circuits against very high voltage spikes or high current surges. These products are used in a broad range of military, aerospace, medical, and industrial applications. Rectifier, Assembly and Other Products represented approximately 11% of our overall net sales in fiscal year 2009 and 9% and 6% of our overall net sales in fiscal years 2008 and 2007, respectively.

For further financial information on these segments, refer to the information contained in Note 12 to the Consolidated Financial Statements included in Item 8.

Intellectual Capital and Product Development

The design of intellectual property (IP) and the resulting development of proprietary products is a critical success factor for us. The recruiting and retaining of key technical talent is the foundation for designing, developing and selling this IP, in the form of new proprietary products, in the global marketplace. One of our strategies to recruit this talent is the establishment of multiple design center locations. We have design centers in Camarillo, San Jose and San Diego, California; Raleigh, North Carolina; Neuchatel, Switzerland and the United Kingdom.

Circuit design engineers, layout engineers, product and test engineers, application engineers and field application engineers are our most valuable employees. Together they perform the critical tasks of designing and laying out integrated circuits, turning these circuits into silicon devices, and conferring with customers about designing these devices into their applications. The majority of our engineers fit into one of these categories. Most of these engineers have many years of experience in the design, development and layout of circuits targeted for use in power management, protection, and advanced communications and sensing applications. We also employ a number of software engineers and systems engineers that specialize in the development of software and systems architecture, who enable us to develop systems oriented products in select markets.

In fiscal year 2009, we incurred $41.4 million of product development and engineering expense. This represents 14% of net sales. Product development and engineering costs were $43.1 million or 15% of net sales and $41.3 million or 16% of net sales in fiscal years 2008 and 2007, respectively. We intend to make further investments in research and development in the future, which may include increasing our employee headcount and investing in design and development equipment.

Sales and Marketing

Sales made directly to customers during fiscal year 2009 were approximately 45% of net sales. The remaining 55% of net sales were made through independent distributors. We have direct sales personnel located throughout the United States, Europe, Japan, and elsewhere in Asia who manage the sales activities of independent sales representative firms and independent distributors. We expense our advertising costs as they are incurred.

We operate internationally primarily through our wholly-owned Swiss subsidiary, Semtech International AG. Semtech International AG serves the European markets from its headquarters in St. Gallen, Switzerland and through its wholly-owned subsidiaries based in France, Germany, Neuchatel – Switzerland, the United Kingdom, China and Malaysia. Semtech International AG maintains branch sales offices, either directly or through one of it's wholly owned subsidiaries, in Taiwan, Korea and Japan. Semtech International also has a representative office located in Shanghai, China. Independent representatives and distributors are also used to serve customers throughout the world. Some of our distributors and sales representatives also offer products from our competitors, as is customary in the industry.

Customers, Sales Data and Backlog

As a result of the breadth of our products and markets, we have a broad range of customers.

Representative Customers by End-Markets:

Computing	Communications	High-End Consumer	Industrial
Apple	Alcatel-Lucent	Samsung	Phonak
Dell	Motorola	Research in Motion	Honeywell
Hewlett Packard	Cisco	Sony Ericsson	Raytheon
Intel	Nokia Siemens	LG Electronics	Siemens

Our customers include major OEMs and their subcontractors in the computing, communications, high-end consumer and industrial and military end-markets. Our products are typically purchased by these customers for our performance, price, or technical support, as compared to our competitors.

During fiscal years 2009, 2008 and 2007, U.S. sales contributed 21%, 19%, and 23%, respectively to our net sales. Foreign sales constituted 79%, 81%, and 77% during fiscal years 2009, 2008, and 2007, respectively, of our net sales. A majority of foreign sales were to customers located in the Asia-Pacific region, with sales to customers located in Korea, Taiwan and Hong Kong comprising 50% of our net sales. No other foreign country comprised more than 10% of net sales.

A summary of net sales by region follows. The Company does not track customer sales by region for each individual reporting segment:

Sales by Region
(in thousands)

	Fiscal Years								
	2009			2008			2007		
North America	$	72,072	24 %	$	53,367	19 %	$	56,710	23 %
Asia-Pacific		172,054	59 %		186,395	65 %		157,687	62 %
Europe		50,694	17 %		45,028	16 %		38,141	15 %
Total Net Sales	$	294,820	100 %	$	284,790	100 %	$	252,538	100 %

Concentration of Net Sales - Key Customers
(percentage of net sales)

	Fiscal Years		
	2009	2008	2007
Samsung Electronics (and affiliates)	15%	13%	10%
Frontek Technology Corp	13%	16%	12%

Concentration of Accounts Receivable - Key Customers
(percentage of net accounts receivable)

	Fiscal years	
	2009	2008
Samsung Electronics (and affiliates)	18%	8%
Frontek Technology Corp	12%	14%

Our backlog of orders as of the end of fiscal years 2009, 2008 and 2007 was approximately $34.0 million, $70.8 million and $54.4 million, respectively. The majority of our backlog is typically requested for delivery within six months. In markets where the end system life cycles are relatively short, customers typically request delivery in four to eight weeks. A backlog analysis at any given time gives little indication of our future business except on a short-term basis, principally within the next 45 days. We do not have any significant contracts with our customers calling for shipments over a period of more than 18 months.

Manufacturing Capabilities

Our strategy is to outsource the majority of our manufacturing functions to third-party foundries and assembly and test contractors. The third-party foundries fabricate silicon wafers and the assembly and test contractors package and test our products. We believe this outsourcing permits us to take advantage of the best available technology, leverage the capital investment of others, and reduce our operating costs associated with manufacturing assets.

We perform a very limited amount of probe and final test activities in our Camarillo and San Diego, California; Neuchatel, Switzerland; and Reynosa, Mexico facilities to accommodate situations in which tight coupling with product design is desirable or where there are unique requirements. Our power discrete products are packaged and tested in-house in Reynosa. Almost all of our other products are packaged and tested by outside subcontractors.

In keeping with our mostly fabless business model, we have no wafer fabrication facilities except for our operation in Reynosa, Mexico. For fiscal year 2009, the Reynosa facility provided almost all of the silicon for our power discrete products, which were approximately 11% of our end product sales. The remaining 89% of our end products were supported with finished silicon wafers purchased from outside wafer foundries in Asia, the United States, Canada, Europe, and Israel. We anticipate that virtually all the silicon wafers we require will come from outside foundries in fiscal year 2010.

Despite our use of outside wafer foundries for sourcing a majority of our silicon needs, we do maintain internal process development capabilities. Our process engineers work closely with our outside foundries on the improvement and development of process capabilities. In fiscal year 2009, we purchased the vast majority of our wafers from approximately eight different third-party wafer foundries and used various manufacturing processes, including Bipolar, High-Speed Bipolar, CMOS, RF-CMOS and Bi-CMOS processes.

While we do have some redundancy of fab processes by using multiple outside foundries, any interruption of supply by one or more of these foundries could materially impact us. As a result, we maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against such risk.

Although our products are made from basic materials (principally silicon, metals and plastics), all of which are available from a number of suppliers, capacity at wafer foundries sometimes becomes constrained. The limited availability of certain materials, such as silicon wafer substrates, may impact our suppliers' ability to meet our demand needs or impact the price we are charged. The prices of certain other basic materials, such as metals, gases and chemicals used in the production of circuits have all increased in recent years as demand has grown for these basic commodities. In most cases we do not procure these materials ourselves but we are nevertheless reliant on such materials for producing our products because our outside foundry and package and test subcontractors must procure them. To help minimize risks associated with constrained capacity, we use multiple foundries and have taken other steps to reserve capacity at certain foundries.

Our largest wafer source is a foundry in China. In fiscal year 2009, this Chinese foundry provided 40% of our total silicon requirements in terms of cost of wafers purchased. We have consigned certain equipment to this foundry to support our specialized processes run at the foundry and to ensure a specified level of capacity over the next few years. The provision of these assets to the wafer foundry is factored into our pricing arrangement with the foundry.

We use third-party subcontractors to perform almost all of our assembly and test operations. A majority of our assembly and test activity is conducted by third-party subcontractors based in Malaysia, the Philippines and China. Our subsidiary, Semtech International AG, has operations offices located in the Philippines and Malaysia that support and coordinate some of the worldwide shipment of products. We have installed our own test equipment at some of our packaging and testing subcontractors in order to ensure a certain level of capacity, assuming the subcontractor has ample employees to operate the equipment.

Our arrangements with both outside wafer foundries and package and test subcontractors are designed to provide some assurance of capacity but are not expected to assure access to all the manufacturing capacity we may need in the future.

Competition

The analog and mixed-signal semiconductor industry is highly competitive, and we expect competitive pressures to continue. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit key engineering talent, our ability to execute on new product developments and our ability to persuade customers to design in these new products into their applications. Our industry is characterized by decreasing unit selling prices over the life of a product as the volumes typically increase. However, price decreases can sometimes be quite rapid and faster than the rate of increase of the associated product volumes. We believe we compete effectively based upon our ability to capitalize on efficiencies and economies of scale in production and sales, and our ability to maintain or improve our productivity and product yields to reduce manufacturing costs.

We are in direct and active competition, with respect to one or more of our product lines, with at least 30 manufacturers of varying size, technical capability and financial strength. A number of these competitors are dependent on semiconductor products as their principal source of income, and some are much larger than we are. The number of competitors has grown due to expansion of the market segments in which we participate. We consider our primary competitors with respect to our power management products to include Texas Instruments, National Semiconductor, Linear Technology, Maxim Integrated Products, Advanced Analogic Technologies, and Monolithic Power Systems. With respect to our protection products, our primary competitors are ST Microelectronics N.V., NXP, ON Semiconductor, Protek and California Micro Devices. Our primary competitors with respect to our advanced communications and sensing products are Silicon Laboratories, IDT, Zarlink Semiconductor, and Micrel Semiconductor. With respect to our power discrete products, there is one primary competitor, Microsemi Corporation.

Intellectual Property and Licenses

We own many U.S. and foreign patents and have numerous patent applications pending with respect to our products and to technologies associated with our business. The expiration dates of issued patents range from 2009 to 2026. Although we consider patents to be helpful in maintaining a competitive advantage, we do not believe they create definitive competitive barriers to entry. There can be no assurance that our patent applications will lead to issued patents, that others will not develop or patent similar or superior products or technologies, or that our patents will not be challenged, invalidated, or circumvented by others.

Semtech Neuchatel, a subsidiary of Semtech International AG, licenses certain patents and other intellectual property to others in exchange for use of the other party's intellectual property and/or royalties or other fees which, in the aggregate, were not material in fiscal year 2009.

We license some intellectual property from other companies and we believe the duration and other terms of the licenses are appropriate for our needs.

We have registered many of our trademarks in the U.S. and in various foreign jurisdictions. Registration generally provides rights in addition to basic trademark protections and is typically renewable upon proof of continued use. We have registered, or are in the process of registering, our SEMTECH trademark in many jurisdictions. In one location use of this trademark is prohibited, but we are permitted to use our Semtech International trade name. This restriction has not had a material impact on our business to date and we do not anticipate it will have a material impact in the future.

We also have registered certain materials in which we have copyright ownership, which provides additional protection for this intellectual property.

Employees

As of January 25, 2009, we had 827 full-time employees. There were 179 employees in research and development, 153 in sales, marketing and field services, and 94 in general, administrative and finance. The remaining employees support operational activities, including product and test engineering, assembly, manufacturing, distribution and quality functions. Approximately 28% of our employees are assigned to the Standard Semiconductor Products segment and approximately 38% are assigned to the Rectifier, Assembly and Other Products segment, with the remaining employees, approximately 34%, serving both segments.

We have not had a work stoppage in at least the last decade and the only unionized employees are approximately 301 Mexican nationals who work at our Reynosa facility, a part of our Rectifier, Assembly and Other Products segment. Our employee relations during the last fiscal year have been, and remain, satisfactory.

We adjust our workforce from time to time to meet the changing needs of our business. Competition for key design engineering talent globally is significant.

Government Regulations

We are required to comply, and it is our policy to comply, with numerous government regulations that are normal and customary to businesses in our industry and that operate in our markets and operating locations.

Our sales that serve the military and aerospace markets primarily consist of products from the Rectifier, Assembly, and Other Products segment that have been qualified to be sold in these markets by the U.S. Department of Defense (DOD). In order to maintain these qualifications, we must comply with certain specifications promulgated by the DOD. As part of maintaining these qualifications, we are routinely audited by the DOD. Based on current specifications, we believe we can maintain our qualifications for the foreseeable future. However, these specifications could be modified by the DOD in the future or we could become subject to other government requirements, which could make the manufacturing of these products more difficult and thus could adversely impact our profitability in the power discrete product line. The U.S. State Department has determined that a small number of special assemblies from the Rectifier, Assembly, and Other Products segment are subject to the International Traffic in Arms Regulations (ITAR). We have a Technical Assistance Agreement in place that permits us to assemble these products in Mexico. International shipments of these products require a State Department license. Sales of products subject to ITAR are not material relative to the total sales of the Company.

Our facilities throughout the world are subject to various environmental laws and regulations and we believe our operations are in substantial compliance with those laws and regulations. Due to our limited manufacturing operations, the expense related to environmental compliance for our ongoing operations was immaterial for fiscal years 2009, 2008 and 2007 and has not had any material adverse effect on our capital expenditures, net income, or competitive position. New laws or regulations or changes to existing laws or regulations could subject our ongoing operations to different or additional environmental standards that could increase our cost of compliance in the future. In addition, our cost of doing business could increase if our suppliers increase prices to recoup the cost of their compliance with environmental laws or regulations.

We have incurred, and may continue to incur, liabilities under various statutes for the cleanup of pollutants at locations we have operated and at third-party disposal and recycling sites (see Note 10 to our consolidated financial statements included in Item 8). During fiscal years 2009, 2008 and 2007, the expense incurred with respect to these clean up matters was not material.

We used an environmental firm, specializing in hydrogeology, to perform monitoring of the groundwater at our former facility in Newbury Park, California that we leased for approximately forty years. We vacated the building in May 2002. Certain contaminants have been found in the local groundwater. Monitoring results over a number of years indicate that contaminants are from adjacent facilities. It is currently not possible to determine the ultimate amount of future clean-up costs, if any, that may be required of us for this site. There are no claims pending with respect to environmental matters at the Newbury Park site. Therefore, no reserve for clean-up has been provided at this time. At January 25, 2009, accrued liabilities includes approximately $75,000 of fees payable in connection with pending testing and monitoring activities at this site.

Available Information

General information about us can be found on our website at www.semtech.com. The information on our website is for information only and should not be relied on for investment purposes. The information on our website is not incorporated by reference into this report and should not be considered part of this or any other report filed with the Securities and Exchange Commission ("SEC").

We make available free of charge, either by direct access on our website or a link to the SEC website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Our reports filed with, or furnished to, the SEC are also available directly at the SEC's website at www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider and evaluate all of the information in this report, including the risk factors listed below. The risks described below are not the only ones facing our company. Additional risks not now known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business could be materially harmed. If our business is harmed, the trading price of our common stock could decline.

As discussed earlier in "Forward Looking and Cautionary Statements," this report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors including the risks faced by us described below and elsewhere in this report, in our other filings with the SEC, and in material incorporated herein and therein by reference. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Downturns in the business cycle could adversely affect our revenues and profitability

The semiconductor industry is highly cyclical and has experienced significant downturns, which are characterized by reduced product demand, production overcapacity, increased levels of inventory, industry-wide fluctuations in the demand for semiconductors and the significant erosion of average selling prices. The cyclical nature of the semiconductor industry may cause us to experience substantial period-to-period fluctuations in our results of operations. The growth rate of the global economy is one of the factors affecting demand for semiconductor components. Many factors could adversely affect regional or global economic growth including increased price inflation for goods, services or materials, rising interest rates in the United States and the rest of the world, or tight credit markets. In addition, economic slowdowns may also affect our customers' ability to pay for our products. Accordingly, economic slowdowns may harm our business.

We compete against larger, more established entities and our market share may be reduced if we are unable to respond to our competitors effectively

The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change, and design and other technological obsolescence. We compete with domestic and international semiconductor companies, many of which have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Some of these competitors include: Texas Instruments, National Semiconductor, Linear Technology, Maxim Integrated Products, Advanced Analogic Technologies, and Monolithic Power Systems, with respect to our power management products; ST Microelectronics N.V., NXP, ON Semiconductor, Protek and California Micro Devices, with respect to our protection products; Analog Devices and Maxim Integrated Products, with respect to our advanced communications and sensing products. With respect to our power discrete products, there is one primary competitor, Microsemi Corporation. We expect continued competition from existing competitors as well as competition from new entrants in the semiconductor market. Our ability to compete successfully in the rapidly evolving area of integrated circuit technology depends on several factors, including:

- success in designing and manufacturing new products that implement new technologies;
- protection of our processes, trade secrets and know-how;
- maintaining high product quality and reliability;
- pricing policies of our competitors;
- performance of competitors' products;
- ability to deliver in large volume on a timely basis;
- marketing, manufacturing and distribution capability; and
- financial strength.

To the extent that our products achieve market success, competitors typically seek to offer competitive products or lower prices, which, if successful, could harm our business.

A majority of our net sales are into larger, vertical end-market applications. Fluctuations, seasonality and economic downturns in any of our end-markets may have adverse consequences for our business

A majority of our net sales are into larger, vertical end-market applications such as notebook computers, desktop computers and cellular phones. Vertical end-market applications tend to be highly cyclical over time and highly competitive given the significant unit opportunities they represent. Horizontal markets tend to be less cyclical, but unit volume opportunities are much lower. We consider the industrial market to be a horizontal end-market, because it is much more broad-based and comprised of many non-standardized end-applications.

Many of our products are used in personal computers and related peripherals. For fiscal year 2009, we estimate that 18% of our sales were used in computer applications. Industry-wide fluctuations in demand for computers have in the past, and may in the future, harm our business. In addition, our past results have reflected some seasonality, with demand levels being higher in computer segments during the third and fourth quarters of the year in comparison to the first and second quarters.

We estimate that sales related to communications applications represented 18% of our sales in fiscal year 2009. In fiscal year 2008, sales tied to communications applications were estimated at 17% of our sales. Any decline in the number of cellular phones made, especially feature-rich phones with color displays, could adversely affect our business.

We receive a significant portion of our revenues from a small number of customers and the loss of any one of these customers or failure to collect a receivable from them could adversely affect our business

The identity of our largest customers has varied from year to year. Historically, we have had significant customers that individually accounted for 10% or more of consolidated revenues in certain quarters or represented 10% or more of net accounts receivables at any given date. Several of our authorized distributors have regularly accounted for more than 10% of net sales on an annual basis. Depending on the authorized distributor and their strategic focus, they can support anywhere from a few end-customers to many end-customers.

Concentration of Net Sales - Key Customers
(percentage of net sales)

	Fiscal Years		
	2009	2008	2007
Samsung Electronics (and affiliates)	15%	13%	10%
Frontek Technology Corp	13%	16%	12%

Concentration of Accounts Receivable - Key Customers
(percentage of net accounts receivable)

	Fiscal Years	
	2009	2008
Samsung Electronics (and affiliates)	18%	8%
Frontek Technology Corp	12%	14%

In addition to those customers representing greater than 10% of net sales listed above, we had several end-customers in fiscal year 2009 that, on an annual basis, accounted for more than 5% of net sales, but less than 10% of net sales.

Sales to our customers are generally made on open account, subject to credit limits we may impose, and the receivables are subject to the risk of being uncollectible.

We primarily conduct our sales on a purchase order basis, rather than pursuant to long-term contracts. The loss of any significant customer, any material reduction in orders by any of our significant customers, the cancellation of a significant customer order or the cancellation or delay of a customer's significant program or product could harm our business.

We sell and trade with foreign customers, which subjects our business to increased risks

Sales to foreign customers accounted for approximately 79% of net sales in the fiscal year ended January 25, 2009. Sales to our customers located in, Korea, Taiwan and Hong Kong constituted 22%, 19% and 9%, respectively, of net sales for fiscal year 2009. International sales are subject to certain risks, including unexpected changes in regulatory requirements, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors and representatives, difficulties in staffing and managing foreign subsidiary and branch operations and potentially adverse tax consequences. These factors may harm our business. Our use of the Semtech name may be prohibited or restricted in some countries, which may negatively impact our sales efforts. In addition, substantially all of our foreign sales are denominated in U.S. dollars and currency exchange fluctuations in countries where we do business could harm us by resulting in pricing that is not competitive with prices denominated in local currencies.

Most of our authorized distributors, which together represent more than half of our net sales, can terminate their contract with us with little or no notice. The termination of a distributor could negatively impact our business, including net sales and accounts receivable

In fiscal year 2009, authorized distributors accounted for approximately 55% of our net sales. We generally do not have long-term contracts with our distributors and most can terminate their agreement with us with little or no notice. For fiscal year 2009, our two largest distributors were based in Asia.

The termination of any distributor could impact our net sales and limit our access to certain end-customers. It could also result in the return of excess inventory of our product they hold as the distributor. Since many distributors simply resell finished products, they generally operate on very thin profit margins. If a distributor were to terminate an agreement with us or go out of business, our unsecured accounts receivable from the particular distributor would be subject to significant collection risk.

Our foreign currency exposures may change over time as the level of activity in foreign markets grows and could have an adverse impact upon financial results

As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates. Certain of our assets, including certain bank accounts, exist in non U.S. dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. The non U.S. dollar-denominated currencies are principally the Swiss Franc, Euro, Mexican Peso and British Pound Sterling. We also have a significant number of employees that are paid in foreign currency, the largest groups being United Kingdom-based employees who are paid in British Pound Sterling, Swiss-based employees who are paid in Swiss Francs, and Mexican nationals who are paid in Mexican Pesos.

If the value of the U.S. dollar weakens relative to these specific currencies, as it has done in recent years, the cost of doing business in terms of U.S. dollars rises. With the growth of our international business, our foreign currency exposures may grow and under certain circumstances, could harm our business.

Changes in foreign currency exchange rates, particularly the Swiss Franc, also impact our provision for income taxes and other tax-related balance sheet accounts. By impacting our provision for income taxes, foreign currency exchange rates impact our reported earnings per share.

From time to time, we do a limited amount of hedging of our foreign exchange exposure. As of January 25, 2009 we had no foreign currency hedging contracts in place. As a means of managing our foreign exchange exposure, we routinely convert U.S. dollars into foreign currency in advance of the expected payment. Any future use of forward contracts to hedge foreign exchange exposure may be required to be marked-to-market each quarter and can create volatility in net income not directly tied to our operating results.

We obtain many essential components and materials and certain critical manufacturing services from a limited number of suppliers and subcontractors, which are principally foreign-based entities

Our reliance on a limited number of subcontractors and suppliers for wafers, packaging, test and certain other processes involves several risks, including potential inability to obtain an adequate supply of required components and reduced control over the price, timely delivery, reliability and quality of components. These risks are attributable to several factors, including limitations on resources, labor problems, equipment failures or the occurrence of natural disasters. The good working relationships we have established with our suppliers and subcontractors could be disrupted, and our supply chain could suffer, if a supplier or subcontractor were to experience a change in control. There can be no assurance that problems will not occur in the future with suppliers or subcontractors. Disruption or termination of our supply sources or subcontractors could significantly delay our shipments and harm our business. Delays could also damage relationships with current and prospective customers. Any prolonged inability to obtain timely deliveries or quality manufacturing or any other circumstances that would require us to seek alternative sources of supply or to manufacture or package certain components internally could limit our growth and harm our business.

We are subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are incorporated into our end products or used by our suppliers to process our end products. Increased commodity prices are passed on to us in the form of higher prices from our suppliers, either in the form of general price increases or commodity surcharges. Although we generally deal with our suppliers on a purchase order basis rather than on a long-term contract basis, we generally attempt to obtain firm pricing for volumes consistent with planned production. Our gross margins may decline if we are not able to increase selling prices of our products or obtain manufacturing efficiencies to offset the increased cost. We do not enter into formal hedging arrangements to mitigate against commodity risk.

Most of our outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Malaysia, Korea, the Philippines and Germany. For fiscal year 2009, approximately 40% of our silicon in terms of cost of wafers, was supplied by a third-party foundry in China, and this percentage could be even higher in future periods. For fiscal year 2008, approximately 39% of our silicon in terms of cost of wafers was supplied by this third-party foundry in China. While we do have some redundancy of fab processes by using multiple outside foundries, any interruption of supply by one or more of these foundries could materially impact us. Likewise, we maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against such risk.

A majority of our package and test operations are performed by third-party contractors based in Malaysia, Korea, the Philippines and China. Our international business activities, in general, are subject to a variety of potential risks resulting from political and economic uncertainties. Any political turmoil or trade restrictions in these countries, particularly China, could limit our ability to obtain goods and services from these suppliers and subcontractors. The effect of an economic crisis or a political turmoil on our suppliers located in these countries may impact our ability to meet the demands of our customers. If we find it necessary to transition the goods and services received from our existing suppliers or subcontractors to other firms, we would likely experience an increase in production costs and a delay in production associated with such a transition, both of which could have a significant negative effect on our operating results, as these risks are substantially uninsured.

We must commit resources to product production prior to receipt of purchase commitments and could lose some or all of the associated investment

Sales are made primarily on a current delivery basis, pursuant to purchase orders that may be revised or cancelled by our customers without penalty, rather than pursuant to long-term contracts. Some contracts require that we maintain inventories of certain products at levels above the anticipated needs of our customers. As a result, we must commit resources to the production of products without binding purchase commitments from customers. Our inability to sell products after we devote significant resources to them could harm our business.

We may be unsuccessful in developing and selling new products required to maintain or expand our business

We operate in a dynamic environment characterized by price erosion, rapid technological change, and design and other technological obsolescence. Our competitiveness and future success depend on our ability to achieve design wins for our products with current and future customers and introduce new or improved products that meet customer needs while achieving favorable margins. A failure to achieve design wins, to introduce these new products in a timely manner, or to achieve market acceptance for these products could harm our business.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

- timely and efficient completion of process design and development;
- timely and efficient implementation of manufacturing and assembly processes;
- product performance;
- the quality and reliability of the product; and
- effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

We face risks associated with companies we have acquired in the past and may acquire in the future

We have expanded our operations through strategic acquisitions, such as the acquisition of XEMICS SA in June 2005, and we may continue to expand and diversify our operations with additional acquisitions. Acquisitions could use a significant portion of our available liquid assets and/or we could incur debt or issue equity securities to fund acquisitions. Issuance of equity securities could be dilutive to existing shareholders. Debt financing could subject us to restrictive covenants that could have an adverse effect on our business. Although we undertake detailed reviews of proposed acquisition candidates and attempt to negotiate acquisition terms favorable to us, we may encounter difficulties or incur liabilities for which we have no recourse against the selling party. We cannot provide any assurance that any acquisition will have a positive impact on our future performance.

If we are unsuccessful in integrating acquired companies into our operations or if integration is more difficult than anticipated, then we may not achieve anticipated cost savings or synergies and may experience disruptions that could harm our business. Some of the risks that may affect our ability to successfully integrate acquired companies include those associated with:

- conforming the acquired company's standards, processes, procedures and controls with our operations;
- coordinating new product and process development, especially with respect to highly complex technologies;
- assuring acquired products meet our quality standards;
- loss of key employees or customers of the acquired company;
- hiring additional management and other critical personnel;
- increasing the scope, geographic diversity and complexity of our operations;
- consolidation of facilities and functions; and
- the geographic distance between the companies; and disparate corporate cultures.

Acquisitions could have a negative impact on our future earnings by way of poor performance by the acquired company or, if we later conclude we are unable to use or sell an acquired product or technology, we could be required to write down the related intangible assets and goodwill.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business

Our future success depends upon our ability to attract and retain highly qualified technical, marketing and managerial personnel. We are dependent on a relatively small group of key technical personnel with analog and mixed-signal expertise. Personnel with highly skilled managerial capabilities, and analog and mixed-signal design expertise, are scarce and competition for personnel with these skills is intense. There can be no assurance that we will be able to retain key employees or that we will be successful in attracting, integrating or retaining other highly qualified personnel in the future. If we are unable to retain the services of key employees or are unsuccessful in attracting new highly qualified employees, our business could be harmed.

If our stock price declines below the exercise price of stock options held by employees, which is now the case for many options held by many employees, the retention incentive aspect of the stock options is lost and there is a greater likelihood we will be unable to retain key talent.

Our products may be found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall, or a software solution that would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business. Beyond the potential direct cost associated with product failures, loss of confidence by major customers could cause sales of our other products to drop significantly.

Product liability claims may be asserted with respect to our technology or products. Our products are typically sold at prices that are significantly lower than the cost of the modules or end-products into which they are incorporated. A defect or failure in our product could give rise to failures in the module or the ultimate end-product, so we may face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved, especially if our customer seeks to recover for damage claims made against it by its own customers. While we maintain some insurance for such events, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims not covered by insurance.

The costs associated with our general product warranty policy and our indemnification of certain customers, distributors, and other parties could be higher in future periods

Our general warranty policy provides for repair or replacement of defective parts. In some cases a refund of the purchase price is offered. In certain instances, we have agreed to other warranty terms, including some indemnification provisions, which could prove to be significantly more costly than repair, replacement or refund. If there is a substantial increase in the rate of customer claims, if our estimate of probable losses relating to identified warranty exposures prove inaccurate, or if our efforts to contractually limit liability prove inadequate, we may record a charge against future cost of sales.

In the normal course of our business, we indemnify other parties, including customers, distributors, and lessors, with respect to certain matters. These obligations typically arise pursuant to contracts under which we agree to hold the other party harmless against losses arising from a breach of representations and covenants related to certain matters, such as acts or omissions of our employees, infringement of third-party intellectual property rights, and certain environmental matters. We have not incurred any significant expense as a result of agreements of this type in at least a decade, but there can be no assurances that the Company will not incur expense under these indemnification provisions in the future.

We have also entered into agreements with our current and former directors and certain of our current and former executives indemnifying them against certain liabilities incurred in connection with their duties. Our Certificate of Incorporation and Bylaws contain similar indemnification obligations with respect to our current and former directors and employees, as does the California Labor Code. In some cases there are limits on and exceptions to our potential indemnification liability. We cannot estimate the amount of potential future payments, if any, that we might be required to make as a result of these agreements. Prior to fiscal year 2007, we had not incurred any significant expense as a result of agreements of this type for at least a decade. In fiscal years 2007, 2008 and 2009, in conjunction with the review of our historical stock option practices and related litigation, we incurred significant expense by advancing legal expenses to current and former directors, officers and executives under pre-existing indemnification agreements and to other current and former employees under the California Labor Code and a resolution of the Board authorizing such advances. We expect that these expenses will continue to be significant until the government inquiries and option-related litigation are resolved. See Note 10 to the consolidated financial statements included in Item 8 of this report for information regarding indemnification arrangements associated with the restatement and its underlying circumstances. The Company cannot estimate the amount of potential future payments, if any, that it might be required to make with respect to other matters as a result of these agreements, corporate documents, and statutes.

We may be unable to adequately protect our intellectual property rights

We pursue patents for some of our new products and unique technologies, but we rely primarily on a combination of nondisclosure agreements and other contractual provisions, as well as our employees' commitment to confidentiality and loyalty, to protect our know-how and processes. We intend to continue protecting our proprietary technology, including through trademark and copyright registrations and patents. Despite this intention, we may not be successful in achieving adequate protection. Our failure to adequately protect our material know-how and processes could harm our business. There can be no assurance that the steps we take will be adequate to protect our proprietary rights, that our patent applications will lead to issued patents, that others will not develop or patent similar or superior products or technologies, or that our patents will not be challenged, invalidated, or circumvented by others. Furthermore, the laws of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as laws in the United States.

The semiconductor industry is characterized by frequent claims of infringement and litigation regarding patent and other intellectual property rights. Due to the number of competitors, intellectual property infringement is an ongoing risk since other companies in our industry could have intellectual property rights that may not be identifiable when we initiate development efforts. Litigation may be necessary to enforce our intellectual property rights and we may have to defend ourselves against infringement claims. Any such litigation could be very costly and may divert our management's resources. If one of our products is found to infringe, we may have liability for past infringement and may need to seek a license going forward. If a license is not available or if we are unable to obtain a license on terms acceptable to us, we would either have to change our product so that it does not infringe or stop making the product.

We are subject to review by taxing authorities, including the Internal Revenue Service

We are subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service ("IRS"). Tax years prior to 2006 (fiscal year 2007) are generally not subject to examination by the IRS except for items with tax attributes that could impact open tax years. The IRS completed its examination of tax years 2004 (fiscal 2005) through 2005 (fiscal 2006) in fiscal year 2009, resulting in a $24.2 million reduction of our net operating loss carryforward. No tax was payable as a result of this adjustment and there was no tax provision impact since the affected tax attributes were fully reserved.

We could be required to register as an investment company and become subject to substantial regulation that would interfere with our ability to conduct our business

The Investment Company Act of 1940 requires the registration of companies which are engaged primarily in the business of investing, reinvesting or trading in securities, or which are engaged in the business of investing, reinvesting, owning, holding or trading in securities and which own or propose to acquire investment securities with a value of more than 40% of the company's assets on an unconsolidated basis (other than U.S. government securities and cash). We are not engaged primarily in the business of investing, reinvesting or trading in securities, and we intend to invest our cash and cash equivalents in U.S. government securities to the extent necessary to take advantage of the 40% safe harbor. To manage our cash holdings, we invest in short-term instruments consistent with prudent cash management and the preservation of capital and not primarily for the purpose of achieving investment returns. U.S. government securities generally yield lower rates of income than other short-term instruments in which we have invested to date. Accordingly, investing substantially all of our cash and cash equivalents in U.S. government securities could result in lower levels of interest income and net income.

If we were deemed an investment company and were unable to rely upon a safe harbor or exemption under the Investment Company Act, we would among other things be prohibited from engaging in certain businesses or issuing certain securities. Certain of our contracts might be voidable, and we could be subject to civil and criminal penalties for noncompliance.

We are subject to government regulations and other standards that impose operational and reporting requirements

We, our suppliers, and our customers are subject to a variety of United States federal, foreign, state and local governmental laws, rules and regulations, including those related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals and the incorporation of such substances into products available for sale. If we or our suppliers were to incur substantial additional expenses to acquire equipment or otherwise comply with environmental regulations, product costs could significantly increase, thus harming our business. We are also subject to laws, rules, and regulations related to export licensing and customs requirements, including the North American Free Trade Agreement and State Department and Commerce Department rules.

The SEC and NASDAQ have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs. These developments also may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This, in turn, could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers.

Failure to comply with present or future laws, rules and regulations of any kind that govern our business could result in suspension of all or a portion of production, cessation of all or a portion of operations, or the imposition of significant administrative, civil, or criminal penalties, any of which could harm our business.

Failure to maintain effective internal controls or disclosure controls could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act requires an annual management assessment of the effectiveness of internal controls over financial reporting and an annual report by our independent registered public accounting firm opining on our internal controls over financial reporting. Management is similarly required to review disclosure controls, which are controls established to ensure that information required to be disclosed in SEC reports is recorded, processed, summarized and reported in a timely manner.

Management's report on internal controls as of the end of fiscal year 2009 is included in Item 9A of this report and the required attestation report of our independent registered public accounting firm is included in Part II, Item 8 of this report. Our disclosure controls and procedures are also discussed in Item 9A of this report.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and there could be a material adverse effect on our stock price. If we fail to maintain adequate disclosure controls, the reports we file with the SEC, including the financial statements contained therein, could be inaccurate or misleading.

We are subject to an SEC inquiry, a Federal Grand Jury subpoena, and stockholder litigation related to our historical stock option practices

See Note 10 to the consolidated financial statements included in Item 8 of this report for information regarding inquiries into our historical stock option practices being conducted by the SEC and under a Federal Grand Jury subpoena. The filing of the Form 10-K/A for fiscal year 2006 does not resolve these matters. In the event that either or both of these investigations lead to action against any of our current or former directors, officers, or employees, or the Company itself, the trading price of our common stock may be adversely impacted. If we are subject to adverse findings in either of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Also see Note 10 with respect to class action litigation and other matters related to the restatement and its underlying circumstances that could have a material adverse effect on our business and the price of our common stock.

If one or more of these matters continues for a prolonged period, they may have the same impact regardless of the ultimate outcome.

We may be required to further amend our financial statements

With the filing of the Form 10-K/A and the fiscal year 2007 Form 10-Qs in March 2007, we believe we have corrected the accounting errors arising from our past stock option practices. However, if the SEC disagrees with the accounting methods we used, objects to the manner in which we disclosed the restated financial information or related qualitative information, or otherwise imposes additional requirements with respect to our restated financial statements or stock option restatements in general, we could be required to further amend these filings. Further restatement could also be required if new facts become available as a result of the SEC inquiry, the Federal Grand Jury subpoena, the stockholder litigation or through other means. A further revision of our financial statements could negatively affect our business and the price of the Company's common stock. Also, a further revision of our financial statements could delay the filing of subsequent SEC reports which, in turn, might result in the delisting of our stock from the NASDAQ Stock Market.

We could face claims by individuals whose options have been cancelled or re-priced by the Special Litigation Committee of the Board

We could face claims from individuals whose options have been cancelled or re-priced by the Special Litigation Committee of the Board ("Special Litigation Committee") that was charged with determining the consequences of the behavior of certain individuals who were found by a separate Special Committee of the Board ("Special Committee") to have various degrees of culpability with regard to past improper stock option practices.

Our future results may fluctuate, fail to match past performance or fail to meet expectations

Our results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of:

- general economic conditions in the countries where we sell our products;
- seasonality and variability in the computer market and our other end-markets;
- the timing of new product introductions by us and our competitors;
- product obsolescence;
- the scheduling, rescheduling or cancellation of orders by our customers;
- the cyclical nature of demand for our customers' products;
- our ability to develop new process technologies and achieve volume production;
- changes in manufacturing yields;
- capacity utilization;
- product mix and pricing;
- movements in exchange rates, interest rates or tax rates;
- the availability of adequate supply commitments from our outside suppliers;
- the manufacturing and delivery capabilities of our subcontractors; and
- litigation and regulatory matters.

As a result of these factors, our past financial results are not necessarily indicative of our future results.

Our share price could be subject to extreme price fluctuations, and stockholders could have difficulty trading shares

The market for the stock of high technology companies has been volatile, and the market price of our common stock has been and may continue to be subject to significant fluctuations. Fluctuations could be in response to items such as operating results, announcements of technological innovations, or market conditions for technology stocks in general. Additionally, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the price of our common stock.

In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company's stock price. See Note 13 to the consolidated financial statements included in Item 8 of this report for information regarding a class action suit filed in fiscal year 2008 relating to the company's past stock option practices. This type of litigation could result in substantial costs and divert our management's attention and resources.

In addition, the future sale of a substantial number of shares of common stock by us or by our existing stockholders or option holders (including directors, officers, and employees, many of whom hold stock options that are approaching their expiration date) may have an adverse impact on the market price of the shares of common stock. There can be no assurance that the trading price of our common stock will remain at or near its current level. The market price of our common stock may be adversely affected by the restatement and matters arising from its underlying circumstances, including the aforementioned SEC investigation, grand jury subpoena, and derivative and class action litigation, as well as by press commentary on the Company's situation and option granting practices in general.

Terrorist attacks, war and other acts of violence may negatively affect our operations and your investment

Terrorist attacks, such as the attacks that took place on September 11, 2001, wars, such as the war in Iraq, and other acts of violence, such as those that may result from the tension in the Middle East and the Korean peninsula, or any other national or international crisis, calamity or emergency, may result in interruption to the business activities of many entities, business losses and overall disruption of the U.S. economy at many levels. These events may directly impact our physical facilities or those of our customers and suppliers. Additionally, these events or armed conflicts may cause some of our customers or potential customers to reduce the level of expenditures on their services and products that ultimately may reduce our revenue. The consequences of these reductions are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. For example, as a result of these events, insurance premiums for businesses may increase and the scope of coverage may be decreased. Consequently, we may not be able to obtain adequate insurance coverage for our business and properties. A "high" or "Orange" or "severe" or "Red" threat condition announced by the Homeland Security Advisory System or similar agency and any consequent effect on the transportation industry may adversely affect our ability to timely import materials from our suppliers located outside the United States or impact our ability to deliver our products to our customers without incurring significant delays. To the extent that these disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending, or our inability to effectively market our services and products, our business and results of operations could be harmed.

The outbreak of an avian influenza (bird flu) pandemic, severe acute respiratory syndrome (SARS), or other heath related issues, could impact our customer or supply base, especially in Asia

A large percentage of our sales are to customers located in Asia and a large percentage of our products are manufactured in Asia. One of our largest customer bases in Asia is located in Taiwan. Our largest wafer source is located in China. SARS or other health related issues, such as an avian influenza (bird flu) pandemic, could have a negative impact on consumer demand, on travel needed to secure new business or manage our operations, on transportation of our products from our suppliers or to our customers, or on workers needed to sell or manufacture our products or our customers' products.

Earthquakes or other natural disasters may cause us significant losses

Our corporate headquarters, a portion of our assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. We do not maintain earthquake insurance and could be harmed in the event of a major earthquake. We generally do not maintain flood coverage, including in our Asian locations where we have certain operations support and sales offices. Such flood coverage has become very expensive; as a result the Company has elected not to purchase this coverage.

Our business could be harmed if natural disasters interfere with production of wafers by our suppliers, assembly and testing of products by our subcontractors, or our distribution network. We maintain some business interruption insurance to help reduce the effect of such business interruptions, but we are not fully insured against such risks. Likewise, our business could be adversely impacted if a natural disaster were to shut down or significantly curtail production at one or more of our end customers. Any such loss of revenue due to a slowdown or cessation of end customer demand is uninsured.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this report and in the documents that are incorporated by reference, including the risk factors in this section, contains forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition and relate to matters such as our future financial performance, future operational performance, and our plans, objectives and expectations. Some forward-looking statements may be identified by use of terms such as "expects," "anticipates," "intends," "estimates," "believes," "projects," "should," "will," "plans" and similar words. In light of the risks and uncertainties inherent in all such projected matters, forward-looking statements should not be regarded as a representation by the Company or any other person that our objectives or plans will be achieved or that any of our operating expectations or financial forecasts will be realized. Financial results could differ materially from those projected in forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located in Camarillo, California where we own an approximately 85,000 square foot facility that was completed in 2002. The original parcel on which the headquarters is located will accommodate substantial expansion, and we purchased a vacant lot adjacent to the headquarters when it became available in fiscal year 2003. The Camarillo facility houses a very limited amount of test and probe activity, as well as inside sales, marketing and administrative offices. The Camarillo facility serves as the business headquarters for our Rectifier, Assembly and Other Products segment and all of the product lines that make up the Standard Semiconductor Products segment, with the exception of our advanced communication and sensing and our test and measurement (ACS&T) product lines that are headquartered in Neuchatel, Switzerland.

We own a 30,000 square foot building in Reynosa, Mexico that supports the assembly and production needs of our rectifier and assembly product lines.

Our San Diego, California facility is an approximately 25,000 square foot building that houses design, test and administrative functions and serves as a development center for our test and measurement product line (part of the Standard Semiconductor Product segment). The lease on this facility runs through September 2009, with an option to extend for an additional five years.

We lease a facility in St. Gallen, Switzerland which serves as corporate headquarters for our Semtech International AG subsidiary and houses finance, administrative and other general functions. The lease on this facility runs through June 2011. In addition, we lease office and warehouse space in Neuchatel, Switzerland, the headquarters for our AC&S product line, which is part of the Standard Semiconductor Product segment. The leases on these facilities run through 2013.

We also lease space to house certain of our other design, sales and marketing and operations in San Jose, California; Raleigh, North Carolina; China; France; Germany; Japan; Korea; the Philippines; Taiwan; and the United Kingdom. The space in New York City that previously housed our HID product group has been sublet.

We believe that our existing leased and owned space is more than adequate for our current operations, and that suitable replacement and additional space will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

The descriptions of the legal proceedings in Note 10 to the financial statements included in this report are incorporated by reference to this Item 3.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

For most of fiscal year 2008, our common stock traded on the NASDAQ Global Market under the symbol "SMTC." On January 2, 2008, our common stock began trading on the NASDAQ Global Select Market under the same symbol. During fiscal year 2009, our common stock traded on the NASDAQ Global Select Market under the symbol "SMTC." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as reported on the applicable NASDAQ market, giving effect to all stock splits through the date hereof.

	High		Low	
Fiscal year ending January 27, 2008:				
First Quarter	$	15.47	$	13.12
Second Quarter	$	18.37	$	14.23
Third Quarter	$	21.11	$	15.04
Fourth Quarter	$	17.62	$	11.66
Fiscal year ending January 25, 2009:				
First Quarter	$	16.56	$	11.27
Second Quarter	$	18.56	$	12.95
Third Quarter	$	16.52	$	9.34
Fourth Quarter	$	12.41	$	8.80

On March 18, 2009, the reported last sale price of our common stock on the NASDAQ Global Select Market was $13.77 per share.

Holders

As of March 18, 2009, we had 553 holders of record of our common stock.

Dividends

The payment of dividends on our common stock is within the discretion of our board of directors. Currently, we intend to retain earnings to finance the growth of our business. We have not paid cash dividends on our common stock during the two most recent fiscal years and our board of directors has not indicated an intent to declare a cash dividend on the common stock in the foreseeable future.

Purchases of Equity

Information with respect to purchases by the Company of shares of common stock during the fourth quarter of fiscal year 2009 follows:

Issuer Purchases of Equity Securities

Fiscal Month/Year	Total Number of Shares Purchased (2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under The Program (1)
November 2008 (10/27/08 - 11/23/08)	-	-	-	$19.8 million
December 2008 (11/24/08-12/21/08)	229,300	$ 10.6600	229,300	$17.4 million
January 2009 (12/22/08-1/25/09)	90,050	$ 11.0600	90,050	$16.4 million
Total fourth quarter	319,350	-	319,350	

1) In the first quarter of fiscal year 2009, the Company announced that the Board of Directors authorized the repurchase of up to $50 million of the Company's common stock from time to time through negotiated or open market transactions (the "2008 Program"). The 2008 Program does not have an expiration date.

2) The table does not include shares surrendered to the Company in connection with the cashless exercise of stock options by employees and directors or shares surrendered to the Company to cover tax withholding upon vesting of restricted stock.

Securities Authorized for Issuance Under Equity Compensation Plans

See the information set forth in Part III, Item 12 of this Form 10-K.

Sales of Unregistered Securities

We did not make any unregistered sales of equity securities during fiscal year 2009.

Performance Graph

This chart and graph show the value of a $100 cash investment on the last day of fiscal year 2004 in (i) the Company's Common Stock, (ii) the NASDAQ Composite Index, and (iii) the Philadelphia Semiconductor Index. All values assume reinvestment of all dividends and are calculated as of the last day of each of our fiscal years. Note that historic stock price performance is not necessarily indicative of future stock price performance.



$140
$120
$100
$80
$60
$40
$20
$-
2004
2005
2006
2007
2008
2009
Semtech
NASDAQ Composite
PHLX SEMICONDUCTOR SECTOR

Fiscal year	2004	2005	2006	2007	2008	2009
Semtech Corporation	$100	$69	$73	$51	$48	$44
NASDAQ Composite Index	$100	$96	$108	$115	$110	$70
Philadelphia Semiconductor Index	$100	$76	$105	$88	$67	$40

The information contained in this Item 5 under the heading "Performance Graph" (i) is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and (ii) shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing to this Item 5 Performance Graph information.

ITEM 6. SELECTED FINANCIAL DATA

The consolidated statement of income data set forth below for fiscal years 2009, 2008 and 2007 and the consolidated balance sheet data as of the end of fiscal years 2009 and 2008, are derived from, and qualified by reference to, the audited consolidated financial statements in Item 8 of this report. The consolidated statement of income data for fiscal years 2006 and 2005 and the consolidated balance sheet data as of the end of fiscal years 2007, 2006 and 2005 is derived from the audited financial statements previously filed with the SEC on Forms 10-K and 10-K/A.

This information should be read in conjunction with Management's Discussion and Analysis contained in Item 7 of this report, the audited financial statements and accompanying notes included in Item 8 of this report, and the corresponding items included in our Form 10-K/A. Information that has been previously filed or otherwise reported for the periods presented in this Item 6 (and opinions of our independent public accounting firms thereon), other than as reported in our Form 10-K/A or subsequently filed reports, should no longer be relied upon.

The fiscal year ended January 30, 2005 consisted of fifty-three weeks and all other fiscal years presented consisted of fifty-two weeks. Our past results are not necessarily indicative of our future performance.

Income Statement Data

(in thousands, except per share amounts)

	Fiscal Year Ended				
	January 25 2009 (1)	**January 27 2008 (1)**	**January 28 2007 (1)**	**January 29 2006**	**January 30 2005**
Net Sales	$ 294,820	$ 284,790	$ 252,538	$ 239,338	$ 253,612
Cost of Sales	135,233	128,513	115,564	105,236	106,407
Gross Profit	159,587	156,277	136,974	134,102	147,205
Operating costs and expenses:					
Selling, general and administrative	72,890	74,263	70,249	45,600	46,935
Product development and engineering	41,405	43,064	41,256	37,928	35,312
Acquisition related items (2)	1,091	1,102	1,192	4,954	-
Restructuring costs	2,310	-	-	-	-
(Insurance recovery) legal expenses, net (3)	-	(5,339)	412	(129)	629
Total operating costs and expenses	117,696	113,090	113,109	88,353	82,876
Operating income	41,891	43,187	23,865	45,749	64,329
Interest and other income, net	4,287	15,120	13,546	7,286	6,304
Income before taxes	46,178	58,307	37,411	53,035	70,633
Provision for taxes	8,657	10,524	6,283	11,084	15,725
Net income	$ 37,521	$ 47,783	$ 31,128	$ 41,951	$ 54,908
Earnings per share:					
Basic	$ 0.61	$ 0.72	$ 0.43	$ 0.57	$ 0.74
Diluted	$ 0.61	$ 0.71	$ 0.42	$ 0.55	$ 0.70
Weighted average number of shares used in computing earnings per share:					
Basic	61,249	66,424	72,372	73,436	74,187
Diluted	61,999	67,709	74,017	76,114	78,257

1) Beginning with fiscal year 2007, we are required by Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)"), to measure compensation cost for all share-based payments (including stock options) at fair value. We have adopted the new standard using the modified prospective transition method.

2) Intangible amortization is related to the June 2005 acquisition of XEMICS SA.

3) The (insurance recovery) legal expenses, net for fiscal years 2008, 2007, 2006 and 2005 relate to litigation against our insurers to recoup costs related to a customer dispute settled in fiscal year 2004 and paid by the Company in fiscal years 2004 and 2005.

Balance Sheet Data

(In thousands)

	Balances as of				
	January 25 2009	January 27 2008	January 28 2007	January 29 2006	January 30 2005
Cash, cash equivalents and investments	$ 258,815	$ 213,397	$ 338,480	$ 275,493	$ 299,590
Working capital	279,887	255,562	325,443	236,486	222,886
Total assets	420,795	395,412	521,654	472,946	458,984
Other long-term liabilities	8,960	10,680	7,450	5,478	2,410
Total stockholders' equity	378,020	348,710	481,181	437,653	425,329

Financial statements and the related reports of our independent public accountants, earnings press releases, and similar communications issued prior to July 20, 2006 should no longer be relied upon and have been superseded by the information contained in the Form 10-K/A for fiscal year 2006 filed on March 29, 2007 ("Form 10-K/A") that was filed to reflect additional non-cash stock-based compensation following a review of our historical stock option practices (the "restatement"); our Quarterly Reports on Form 10-Q for the quarterly periods ended April 30, 2006, July 30, 2006, and October 29, 2006 which were filed concurrently with the Form 10-K/A (the "FY2007 Form 10-Qs"); and in reports filed with the SEC subsequent to the filing of the Form 10-K/A.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our audited consolidated financial statements and related notes included elsewhere in this Form 10-K.

As discussed in "Forward Looking and Cautionary Statements" earlier in this report, this Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements, including as a result of the risks described in the cautionary statements in Item 1A "Risk Factors" and elsewhere in this Form 10-K, in our other filings with the SEC, and in material incorporated herein and therein by reference. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We design, produce and market a broad range of products that are sold principally to customers in the high-end consumer, industrial, computing and communications end-markets. The high-end consumer market includes handheld products, set-top boxes, digital televisions, digital video recorders, Bluetooth headsets and other consumer equipment. Included in the industrial customer base are automated meter reading, military and aerospace, medical, automated test equipment, security, automotive, home automation, and other industrial equipment. The computing market includes desktops, servers, notebooks, graphics, printers, and other computer peripherals. The communications market includes base stations, optical networks, switches and routers, wireless LAN, and other communication infrastructure equipment. Our end-customers are primarily original equipment manufacturers and their suppliers, including Alcatel, Apple, Cisco, Compal Electronics, Dell, Hewlett Packard, Intel, LG Electronics, Motorola, Nokia Siemens Networks, Phonak, Quanta Computer, Research In Motion, Samsung, Sanyo, Siemens, and Sony.

We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Product design and engineering revenue is recognized during the period in which services are performed. We defer revenue recognition on shipment of certain products to distributors where return privileges exist until the products are sold through to end-users. Gross profit is equal to our net sales less our cost of sales. Our cost of sales includes materials, depreciation on fixed assets used in the manufacturing process, shipping costs, direct labor and overhead. We determine the cost of inventory by the first-in, first-out method. Our operating costs and expenses generally consist of selling, general and administrative (SG&A), product development and engineering costs (R&D), costs associated with acquisitions, and other operating related charges.

Most of our sales to customers are made on the basis of individual customer purchase orders. Many customers include liberal cancellation provisions in their purchase orders. Trends within the industry toward shorter lead-times and "just-in-time" deliveries have resulted in our reduced ability to predict future shipments. As a result, we rely on orders received and shipped within the same quarter for a significant portion of our sales. Sales made directly to customers during fiscal year 2009 were 45% of net sales. The remaining 55% of net sales were made through independent distributors.

We divide and operate our business based on two reportable segments: Standard Semiconductor Products and Rectifier, Assembly and Other Products. We evaluate segment performance based on net sales and operating income of each segment. We do not track segment data or evaluate segment performance on additional financial information. We do not track balance sheet items by individual reportable segments. As such, there are no separately identifiable segment assets nor are there any separately identifiable statements of income data (below operating income). The Standard Semiconductor Products segment makes up the vast majority of overall sales and includes our Power Management, Protection, Advanced Communication and Sensing product lines. The Rectifier, Assembly and Other Products segment includes our line of assembly and rectifier devices, which are the remaining products from our founding as a supplier into the military and aerospace market.

Our business involves reliance on foreign-based entities. Most of our outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Taiwan, Singapore, Thailand, Malaysia, the Philippines, Germany, Israel and Canada. For the fiscal year ended January 25, 2009, approximately 40% of our silicon, in terms of cost of wafers purchased, was manufactured in China. Foreign sales for fiscal year 2009 constituted approximately 79% of our net sales. Approximately 58% of foreign sales in fiscal year 2009 were to customers located in the Asia-Pacific region. The remaining foreign sales were primarily to customers in Europe, Canada, and Mexico.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate and discuss with our audit committee our estimates, including those related to our allowance for doubtful accounts and sales returns, inventory reserves, asset impairments and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Our critical accounting policies and estimates do not vary between our two reportable segments. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect the significant judgments and estimates we use in the preparation of our consolidated financial statements:

Accounting for Temporary and Long-Term Investments

Our temporary and long-term investments consist of government, bank and corporate obligations. Temporary investments mature within twelve months of the balance sheet date. Long-term investments have maturities in excess of one year from the date of the balance sheet. We classify our investments as "available for sale" because we expect to possibly sell some securities prior to maturity. We include any unrealized gain or loss, net of tax, in the comprehensive income portion of our Consolidated Statements of Stockholders' Equity.

After determining the fair value of our available-for-sale investments, gains or losses on these investments are recorded to other comprehensive income, until either the investment is sold or we determine that a decline in value is other-than-temporary. Determining whether a decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each investment. For investments in debt instruments, these judgments primarily consider: the financial condition and liquidity of the issuer, the issuer's credit rating, and any specific events that may cause us to believe that the debt instrument will not mature and be paid in full; and our ability and intent to hold the investment to maturity. If management decides not to hold an investment until maturity, it may result in the recognition of an other-than-temporary impairment.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. If we are aware of a customer's inability to meet its financial obligations to us, we record an allowance to reduce the net receivable to the amount we reasonably believe we will be able to collect from the customer. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment, the size and number of certain large accounts and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions worsen, additional allowances may be required in the future.

Revenue Recognition

We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. We defer revenue recognition on shipment of products to certain customers, principally distributors, where return privileges exist until these products are sold through to end-users or the return privilege lapses. The estimated deferred gross margin on these sales, where there are no outstanding receivables, are recorded on the balance sheet under the heading of "Deferred Revenue." We record a provision for estimated sales returns in the same period as the related revenues are recorded. We base these estimates on historical sales returns and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.

Inventory Valuation

Our inventories are stated at lower of cost or market and consist of materials, labor and overhead. We determine the cost of inventory by the first-in, first-out method. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. In order to state our inventory at lower of cost or market, we maintain reserves against our inventory. If future demand or market conditions are less favorable than our projections, a write-down of inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Contingencies and Litigation

We are involved in various disputes and litigation matters as a claimant and as defendant. We record any amounts recovered in these matters when collection is certain. We record liabilities for claims against us when the losses are probable and reasonably estimable. Any amounts recorded are based on reviews by outside counsel, in-house counsel and management. Actual results may differ from estimates.

Stock-Based Compensation

In fiscal year 2007, we adopted SFAS No.123 (revised 2004), "Share Based Payment" ("SFAS 123(R)"), which requires all companies to measure compensation cost for all share-based payments (including stock options) at fair value. SFAS 123(R) requires us to apply a valuation model, which includes estimates and assumptions on the rate of forfeiture and expected life of options and stock price volatility. See Note 1 to the Consolidated Financial Statements for additional information regarding the adoption of SFAS 123 (R). If any of the assumptions used in the valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period and actual results may differ from estimates.

Impairment of Goodwill and Other Intangible Assets

In accordance with SFAS 142, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In the process of our annual impairment review, we primarily use the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

The Company accounts for other purchased intangible assets, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices and/or (ii) discounted expected future cash flows utilizing a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Generally, to the extent we change a valuation allowance, the change is recorded through the tax provision in the statement of operations. For fiscal year 2009 and prior, release of a valuation allowance established against a pre-acquisition XEMICS net operating loss carryforward was recorded to goodwill. After the required adoption of SFAS 141R Business Combinations in fiscal year 2010, any release of valuation allowances related to the XEMICS net operating loss carryforward will be recorded as a reduction to tax expense. Management periodically evaluates our deferred tax assets to assess whether it is likely that the deferred tax assets will be realized.

We adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48") in the first quarter of fiscal year 2008. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant management estimates are required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax impact is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. As a result of the adoption of FIN 48 in the first quarter of fiscal year 2008, we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period of change.

Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, a material effect on our income tax provision and net income in the period or periods for which that determination is made could result.

Under SFAS 123(R), the income tax effects of share-based payments are recognized for financial reporting purposes only if such awards are expected to result in a tax deduction. SFAS 123(R) prohibits recognition of a deferred tax asset for an excess tax benefit (that is, a tax benefit that exceeds the amount of compensation cost recognized for the award for financial reporting purposes) that has not been realized. In determining when an excess tax benefit is realized, we have elected to follow the ordering provision of the tax law.

In addition to the risks to the effective tax rate discussed above, the effective tax rate reflected in forward-looking statements is based on current enacted tax law. Significant changes in enacted tax law could materially affect these estimates.

Results of Operations

Fiscal Year 2009 Compared With Fiscal Year 2008

Net Sales. Net sales for fiscal year 2009 were $294.8 million, an increase of 4% from $284.8 million for fiscal year 2008. While fiscal year 2009 revenue grew modestly, revenue during the fourth quarter was $62.7 million, down 20 percent from the fourth quarter of fiscal year 2008 and down 21 percent when compared to the third quarter of fiscal year 2009. Deteriorating global economic conditions resulted in reduced demand for our customer's end products, which caused a severe reduction in orders of our component products. Demand and orders were further reduced during the fourth quarter as our customers began to work down their inventories, resulting in fewer replacement orders.

Presented below is our estimate of sales by end-market.

End-Markets

(fiscal years, in thousands)	January 25, 2009		January 27, 2008		
	Net Sales	% total	Net Sales	% total	Change
Computer	$ 52,860	18 %	$ 54,293	19 %	(3) %
Communications	52,479	18 %	48,537	17 %	8 %
High-End Consumer	111,341	37 %	112,178	39 %	(1) %
Industrial/Other	78,140	27 %	69,782	25 %	12 %
Net sales	$ 294,820	100 %	$ 284,790	100 %	4 %

Within the industrial category, higher revenue was driven by increased capacity to service strong demand for our Power Discrete products targeted at military, medical and other industrial applications. This strength was partially offset by lower sales in support of the automated test equipment market. Within the high-end consumer and the computing groups, higher unit sales of our protection products were offset by lower average selling prices, and weakness in overall demand for power management products. Within the communications group, revenue benefited from higher unit sales of our protection products.

Details on net sales by reportable segment are presented below.

Reportable Segment

(fiscal years, in thousands)	January 25, 2009		January 27, 2008		
	Net Sales	% total	Net Sales	% total	Change
Standard Semiconductor Products	$ 263,119	89 %	$ 260,035	91 %	1 %
Rectifier, Assembly and Other Products	31,701	11 %	24,755	9 %	28 %
Net Sales	$ 294,820	100 %	$ 284,790	100 %	4 %

Sales of Standard Semiconductor Products were strong in the first three quarters of fiscal year 2009, but demand dropped significantly in the fourth quarter as a result of deteriorating macro economic conditions.

Sales of our Rectifier, Assembly and Other Products increased by 28% in fiscal year 2009 due to strong demand for these products used mostly in military, medical and certain industrial applications.

Gross Profit. Gross profit was $159.6 million and $156.3 million for fiscal years 2009 and 2008, respectively. Gross profit for fiscal year 2009 was positively impacted by a 4% increase in net sales. Our gross margin was 54.1% for fiscal year 2009, down from 54.9% in fiscal year 2008. Gross profit margins for fiscal year 2009 were negatively impacted by product revenue mix. Our strategy is to develop new products that offer more advanced and more complex features than the competition, which in turn generally provides for higher gross margin. However, margin improvements may be offset by price erosion due to competition and other factors tied to industry conditions.

Operating Costs and Expenses. Operating costs and expenses were $117.7 million and $113.1 million for fiscal years 2009 and 2008, respectively, an increase of 4%. Detailed below are the operating costs and expenses for fiscal years 2009 and 2008. Fiscal years 2009 and 2008 include $14.3 million and $14.7 million of stock-based compensation expense, respectively. Stock-based compensation in fiscal year 2009 benefited from the reversal of $1.7 million of expense attributable to performance grants that are no longer expected to vest. See Note 8 to the financial statements included in this report for additional information regarding performance awards and the reversal of this equity based compensation expense.

Operating Costs & Expenses

(fiscal years, in thousands)	January 25, 2009		January 27, 2008		
	Costs/Exp.	% sales	Costs/Exp.	% sales	Change
Selling, general and administrative	$ 72,890	25 %	$ 74,263	26 %	(2) %
Product development and engineering	41,405	14 %	43,064	15 %	(4) %
Acquisition related items	1,091	0 %	1,102	0 %	(1) %
Restructuring costs	2,310	1 %	-	-	100 %
Insurance related legal expenses	-	- %	(5,339)	(1) %	(100) %
Total operating costs and expenses	$ 117,696	40 %	$ 113,090	40 %	4 %

Selling, general and administrative expenses for fiscal years 2009 and 2008 include approximately $2.5 million and $6.2 million, respectively, for legal, accounting, tax and other professional services in connection with matters related to our historical stock option practices, including the government inquiries, the related litigation, and other matters associated with or stemming from the restatement and the underlying circumstances. These expenses include claims for advancement of legal expenses to current and former directors, officers and employees. These expenses also include charges related to compensating optionees who were prevented from exercising expiring or lapsing options during the restatement process. See Notes 10 and 13 to the financial statements included in this report for additional information regarding expenses related to the historical stock option matters.

Operating costs for fiscal year 2009 include a $2.3 million charge related to restructuring costs. See Note 15 to the financial statements included in this report for additional information regarding restructuring costs.

Operating costs and expenses for fiscal year 2008 includes $1.2 million of legal fees and expenses related to litigation by the Company seeking insurance recovery of amounts associated with resolution of a past customer dispute. Also included in fiscal year 2008 operating expenses is a $6.5 million gain associated with the settlement by the remaining insurance company defendants.

Operating Income. Operating income was $41.9 million in fiscal year 2009, down from operating income of $43.2 million in fiscal year 2008. Operating income in fiscal year 2009 benefited from the $1.7 million reversal of equity based compensation discussed above and a 4% increase in sales. These favorable factors were offset by slightly lower margins resulting from higher sales from lower gross margin products. Operating income in fiscal year 2009 was also unfavorably impacted by a $2.3 million restructuring charge. Fiscal year 2008 operating income benefited from a $6.5 million insurance recovery.

We evaluate segment performance based on net sales and operating income of each segment. Detailed below is operating income by reportable segment.

Reportable Segment

(fiscal years, in thousands)	January 25, 2009		January 27, 2008		
	Op. Income	% total	Op. Income	% total	Change
Standard Semiconductor Products	$ 30,221	72 %	$ 32,793	76 %	(8) %
Rectifier, Assembly and Other Products	11,670	28 %	10,394	24 %	12 %
Total operating income	$ 41,891	100 %	$ 43,187	100 %	(3) %

Certain corporate level expenses not directly attributable to a segment are allocated to the segments based on percentage of sales. Beginning with the second quarter of fiscal year 2007, these allocated expenses include expenses associated with the Company's investigation into its historical stock option practices, the restatement of its historical financial statements, and related matters. See Notes 10 and 13 to the financial statements included in this report for additional information regarding these expenses.

Operating income for Standard Semiconductor Products decreased in fiscal year 2009 by 8%. This decrease is primarily attributable to the $6.5 million insurance recovery recognized in fiscal year 2008. Excluding this recovery, operating income for Standard Semiconductor Products for fiscal year 2009 would have reflected an increase of 15% over fiscal year 2008. Operating income for Rectifier, Assembly and Other Products increased by 12% in fiscal year 2009 largely due to a 28% increase in sales. Operating income for Rectifier, Assembly and Other Products was unfavorably impacted by recovery costs associated with a fire at our Reynosa, Mexico manufacturing facility. See Note 14 to the financial statements included in this report for additional information regarding the Reynosa fire.

Interest and Other Income (Expense), Net. Interest and other income (expense), net was income of $4.3 million for fiscal year 2009, down from income of $15.1 million in fiscal year 2008. For fiscal years 2009 and 2008, a vast majority of interest and other income was interest income from investments. The dramatic drop in interest earnings resulted from overall lower market rates and our focus on maximizing protection of investment principal in fiscal year 2009.

Provision for Taxes. The provision for income taxes was $8.7 million for fiscal year 2009 compared to $10.5 million for fiscal year 2008. The effective tax rates for fiscal year 2009 and fiscal year 2008 were 19% and 18%, respectively. The decrease in income and the regional mix of income resulted in decreased tax expense in fiscal year 2009.

Fiscal Year 2008 Compared With Fiscal Year 2007

Net Sales. Net sales for fiscal year 2008 were $284.8 million, an increase of 12.8% from $252.5 million for fiscal year 2007.

The semiconductor and electronics industry showed signs of improvement in the second half of fiscal year 2007. This strength continued throughout most of fiscal year 2008 exiting the year with only a modest slowing.

Presented below is our estimate of sales by end-market. End-products in the computer end-market include notebook and desktop computers, graphics applications, servers, PDAs, and computer gaming systems. Communications end products include cellular phone handsets, wireless base stations, set-top boxes, and networking, broadband and long-haul communications infrastructure equipment. Industrial and other applications include military and aerospace equipment, power supplies, hearing aids and other medical devices, meter reading and factory automation systems and automated test equipment (ATE).

End-Markets

(fiscal years, in thousands)	January 27, 2008		January 28, 2007		
	Net Sales	% total	Net Sales	% total	Change
Computer	$ 54,293	19 %	$ 49,216	19 %	10 %
Communications	48,537	17 %	47,693	19 %	2 %
High-End Consumer	112,178	39 %	86,041	34 %	30 %
Industrial/Other	69,782	25 %	69,588	28 %	0 %
Net sales	$ 284,790	100 %	$ 252,538	100 %	13 %

Within the computer end-market category, revenue increased 10%, driven largely by sales of products used in notebook computers and servers. Sales in the high-end consumer end-market grew 30% during fiscal year 2008 driven by strength in sales of the Company's protection and power management parts into cellular handsets. Sales in networking and communications infrastructure applications were up 2% for the fiscal year 2008. The industrial end-market category experienced a 52% increase in sales for the company's military and aerospace products as well as a 17% increase for general industrial and medical products for the fiscal year 2008. The strength within the industrial end-market was offset by a greater than 50% decline in sales into the automated test equipment (ATE) market.

Standard Semiconductor Products represented 91% of net sales in fiscal year 2008, with the Rectifier, Assembly and Other Products segment contributing the remaining 9%.

Details on net sales by reportable segment are presented below.

Reportable Segment

(fiscal years, in thousands)	January 27, 2008		January 28, 2007		
	Net Sales	% total	Net Sales	% total	Change
Standard Semiconductor Products	$ 260,035	91 %	$ 236,220	94 %	10 %
Rectifier, Assembly and Other Products	24,755	9 %	16,318	6 %	52 %
Net Sales	$ 284,790	100 %	$ 252,538	100 %	13 %

The 10% increase in sales of Standard Semiconductor Products reflected the broad based strength in the overall Semiconductor and electronic industry for the fiscal year 2008. For the fiscal year 2008 all end markets serviced by the company grew with the exception of sales into the automated test equipment (ATE) end market.

Sales of our Rectifier, Assembly and Other Products increased by 52% in fiscal year 2008 due to strong demand for these products used mostly in military, medical and certain industrial applications.

Gross Profit. Gross profit for fiscal year 2008 was $156.3 million, compared to $137.0 million for the prior year. Gross profit was positively impacted by a 13% increase in net sales for the fiscal year 2008. Our gross margin was 54.9% for fiscal year 2008, up from 54.2% in fiscal year 2007. Our margins were positively impacted by favorable product revenue mix for the year as well as higher absorption of fixed overhead manufacturing costs related to higher production volumes for fiscal year 2008. Additionally, for fiscal year 2007 the Company took a significant write down of obsolete and excessive inventory relating to the decline in our Power Management business year over year of nearly 30%. For fiscal year 2008 the write down for obsolete and excessive inventory was down significantly. Our strategy is to develop new products that offer more advanced and more complex features than the competition, which in turn generally provides for higher gross margin. However, margin improvements may be offset by price erosion due to competition and other factors tied to industry conditions.

Operating Costs and Expenses. Operating costs and expenses were $113.1 million for fiscal year 2008, flat compared to fiscal year 2007. Detailed below are the operating costs and expenses for fiscal years 2008 and 2007. Fiscal years 2008 and 2007 include $14.7 million and $14.9 million of stock-based compensation expense, respectively.

Operating Costs & Expenses

(fiscal years, in thousands)	January 27, 2008		January 28, 2007		
	Costs/Exp.	% sales	Costs/Exp.	% sales	Change
Selling, general and administrative	$ 74,263	26 %	$ 70,249	28 %	6 %
Product development and engineering	43,064	15 %	41,256	16 %	4 %
Acquisition related items	1,102	- %	1,192	1 %	8 %
Insurance related legal expenses	(5,339)	(1) %	412	- %	(1,396) %
Total operating costs and expenses	$ 113,090	40 %	$ 113,109	45 %	(0) %

Selling, general and administrative expenses for fiscal years 2008 and 2007 include approximately $6.2 million and $12.1 million, respectively, for legal, accounting, tax and other professional services in connection with matters related to our historical stock option practices, including the internal investigation (completed in fiscal year 2007), the government inquiries, the preparation of the restated financial statements, the related litigation, and other matters associated with or stemming from the restatement and the underlying circumstances. These expenses include claims for advancement of legal expenses to current and former directors, officers and employees. These expenses also include charges related to compensating optionees who were prevented from exercising expiring or lapsing options during the restatement process. See Notes 10 and 13 to the financial statements included in this report for additional information regarding expenses related to the restatement.

Operating costs and expenses for fiscal years 2008 and 2007 include $1.2 million and $412,000, respectively, of legal fees and expenses related to litigation by the Company seeking insurance recovery of amounts associated with resolution of a past customer dispute. Also included in fiscal year 2008 operating expenses is a $6.5 million gain associated with the settlement by the remaining insurance company defendants.

Operating expenses in absolute spending, net of the insurance recovery expense noted above, increased as a percentage of sales. Overall operating expenses declined by 3% in fiscal year 2008 as compared to fiscal year 2007.

Operating Income. Operating income was $43.2 million in fiscal year 2008, up from operating income of $23.9 million in fiscal year 2007. Operating income benefited from a 13% increase in sales and slightly higher margins due to favorable product mix, favorable manufacturing absorption and less obsolete and excess inventory reserves taken in fiscal year 2008.

We evaluate segment performance based on net sales and operating income of each segment. Detailed below is operating income by reportable segment.

Reportable Segment

(fiscal years, in thousands)	January 27, 2008		January 28, 2007		
	Op. Income	% total	Op. Income	% total	Change
Standard Semiconductor Products	$ 32,793	76 %	$ 18,948	79 %	73 %
Rectifier, Assembly and Other Products	10,394	24 %	4,917	21 %	111 %
Total operating income	$ 43,187	100 %	$ 23,865	100 %	81 %

Certain corporate level expenses not directly attributable to a segment are allocated to the segments based on percentage of sales. Beginning with the second quarter of fiscal year 2007, these allocated expenses include expenses associated with the Company's investigation into its historical stock option practices, the restatement of its historical financial statements, and related matters. See Notes 10 and 13 to the financial statements included in this report for additional information regarding these expenses.

Operating income for Standard Semiconductor Products increased in fiscal year 2008 by 73% due to a 10% increase in sales levels and improved gross margins. For fiscal year 2008, operating expenses included $14.7 million of stock-based compensation. Operating income for the Rectifier, Assembly and Other Products increased by 111% in fiscal year 2008 largely due to an increase in sales of greater than 50% and improved manufacturing efficiencies in the company's Reynosa manufacturing facility.

Interest and Other Income (Expense), Net. Interest and other income (expense), net was income of $15.1 million for fiscal year 2008, up from income of $13.5 million in fiscal year 2007. For fiscal years 2008 and 2007, a vast majority of interest and other income was interest income from investments. The improvement in fiscal year 2008 was due primarily to higher rates of return on investments.

Provision for Taxes. The provision for income taxes was $10.5 million for fiscal year 2008 compared to $6.3 million for fiscal year 2007. The effective tax rates for fiscal year 2008 and fiscal year 2007 were 18% and 17%, respectively. The increase in income and the regional mix of income resulted in increased tax expense in fiscal year 2008.

Liquidity and Capital Resources

Our capital requirements depend on a variety of factors, including but not limited to, the rate of increase or decrease in our existing business base; the success, timing and amount of investment required to bring new products to market; revenue growth or decline; and potential acquisitions. We believe that we have the financial resources necessary to meet business requirements for the next 12 months, including funds needed for working capital requirements. As of January 25, 2009, our total shareholders' equity was $378.0 million. At that date we also had approximately $246.4 million in cash and short-term investments, as well as $12.4 million in long-term investments. We have no outstanding debt.

Our primary sources and uses of cash during the comparative fiscal years are presented below:

	Fiscal Years Ended		
(in millions)	January 25, 2009	January 27, 2008	January 28, 2007
Sources of Cash			
Operating activities, including working capital changes	$ 78.0	$ 61.3	$ 74.2
Proceeds from exercise of compensatory stock plans, including tax benefits	11.4	26.5	4.7
Proceeds from sale of land	-	9.5	-
	$ 89.4	**$ 97.3**	**$ 78.9**
Uses of Cash			
Business improvement investments			
Capital expenditures, net of sale proceeds (excluding land sale)	$ (9.0)	$ (3.2)	$ (2.5)
Returned to shareholders			
Stock repurchases	$ (35.1)	$ (219.9)	$ (14.2)
Cash/Investment Management Activities			
Net (increase) decrease in investments and foreign exchange effects	$ (70.5)	$ 136.0	$ 35.0
Net increase (decrease) in cash and cash equivalents	**$ (25.2)**	**$ 10.2**	**$ 97.2**

Our cash from operating activities was $78.0 million in fiscal year 2009, a 27% increase over the $61.3 million generated from operating activities in fiscal year 2008. Fiscal year 2009 cash from operating activities, as compared to fiscal year 2008, benefited from a $6.5 million insurance recovery received in fiscal year 2009, and lower overall accounts receivable and prepaid balances. These favorable factors were partially offset by lower net income, lower tax benefits from stock based compensation, lower accounts payable balances, and lower levels of accrued liabilities. During fiscal year 2009, approximately $1.2 million of recovery expenditures were incurred for repairs at our Reynosa, Mexico manufacturing facility which suffered fire damage in the third quarter of fiscal year 2009. These fire related expenditures were partially offset by receipt of related insurance recoveries of $370,000.

During the first quarter of fiscal year 2009, we initiated a restructuring plan within the Standard Semiconductor Products segment to reorganize certain operations, consolidate research and development activities and reduce our workforce. The reorganization and consolidation were completed in the second quarter of fiscal year 2009. During fiscal year 2009, we recorded costs of $2.3 million for employee severance and other facility consolidation costs, including $781,000 of asset write-downs and $1.0 million of cash payments. Restructuring charges are presented separately in operating costs and expenses on the Consolidated Statements of Income.

In order to develop, design and manufacture new products, we have incurred significant expenditures during the past five years. We intend to continue to focus on those areas that have shown potential for viable and profitable market opportunities, which may require additional investment in equipment and will require continued, and perhaps additional, investment in design and application engineers aimed at developing new products. Certain of these expenditures, particularly the addition of design engineers, do not generate significant payback in the short-term. We plan to finance these expenditures with cash generated by our operations and our existing cash balances.

A meaningful portion of our capital resources, and the liquidity they represent, are held by our foreign subsidiaries. As of January 25, 2009, the amount held by our foreign subsidiaries was approximately $196.5 million of cash, cash equivalents, and short-term investments compared to $143.5 million as of January 27, 2008. If we needed these funds for investment in domestic operations, any repatriation could result in increased tax liabilities.

One of the primary goals of the Company is to constantly improve the cash flows from our existing business activities. As discussed above, we have historically used, and intend to continue to use, cash flow to fund the repurchase of our common stock. Additionally, we will continue to seek to maintain and improve our existing business performance with necessary capital expenditures and, potentially, acquisitions that may further improve our base business with prospects of a proper return. Acquisitions, should we undertake them to improve our business, might be made for either cash or stock consideration, or a combination of both.

Our cash, cash equivalents and investments noted above, when combined with lack of any outstanding debt obligations, give us the flexibility to continue to leverage our free cash flow to return value to shareholders (in the form of stock repurchases) while also pursuing business improvement opportunities.

Non-cash Working Capital

Trade accounts receivable, less valuation allowances, decreased by $5.5 million to $27.5 million at January 25, 2009 from $33.0 million at January 27, 2008 primarily as a result of lower revenue in the fourth quarter of fiscal year 2009 compared to the fourth quarter of fiscal year 2008. Inventories decreased by $916,000 to $28.0 million at January 25, 2009 from $28.9 million at January 27, 2008. We believe non-cash working capital ratios, relative to our revenue and cost of revenue, will remain at levels approximately the same as they currently are.

Capital Expenditures

Capital expenditures were $9.0 million (net of sale proceeds of $20,000) in fiscal year 2009 compared to $3.2 million (net of sale proceeds of $550,000) in fiscal year 2008. The increases in capital expenditures were made to expand our test capacity and support engineering functions, and to support our recovery effort related to the fire at our Reynosa, Mexico manufacturing facility. We expect insurance recoveries to cover most of the costs related to our fire recovery effort.

Most of the restoration efforts at our Reynosa, Mexico manufacturing facility are complete. Accordingly, we don't expect to incur any additional significant restoration costs at this facility in fiscal year 2010.

Proceeds from exercises of Stock Options

For fiscal year 2009, cash collected directly from grantee exercises of stock options was $9.1 million as compared with $16.8 million in fiscal year 2008. We do not directly control the timing of the exercise of vested stock options by our grantees. Such exercises are decisions made by those grantees and are influenced most directly by the level of our stock price and, indirectly, by other considerations of those grantees. Such proceeds are difficult to forecast. While the level of such cash inflow to us is subject to these factors which we don't control, we believe that such proceeds will remain an important secondary source of cash after cash flow from operations.

Stock Repurchases

We currently have in effect an active stock repurchase program. This program represents one of our major efforts to return value to our shareholders.

In the first quarter of fiscal year 2009, we announced that the Board of Directors authorized the repurchase of up to $50 million of the Company's common stock. In fiscal year 2009, we repurchased 2.5 million shares under this program for $33.7 million. In addition to the repurchase activity, 81,868 shares were withheld from vested restricted stock to cover employee payroll and income tax liabilities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as those arrangements are defined by the SEC, that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We do not have any unconsolidated subsidiaries or affiliated entities. We have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose us to liability that is not reflected on the face of the financial statements.

Noted below under "Contractual Obligations" are various commitments we have associated with our business, such as lease commitments and open purchase obligations, which are not recorded as liabilities on our balance sheet because we have not yet received the related goods or services as of January 25, 2009.

Contractual Obligations

Presented below is a summary of our contractual obligations as of January 25, 2009.

	Payments due by period				
(in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases	$ 3,295	$ 5,862	$ 1,624	$ -	$ 10,781
Open capital purchase commitments	891	-	-	-	891
Other open purchase commitments	17,664	-	-	-	17,664
Accrued taxes	727	-	-	-	727
Other long-term liabilities	-	440		4,856	5,296
Total contractual cash obligations	$ 22,577	$ 6,302	$ 1,624	$ 4,856	$ 35,359

As of January 25, 2009, we had approximately $10.8 million in operating lease commitments that extend over a five year period. The portion of these operating lease payments due during fiscal year fiscal 2010 is approximately $3.3 million.

Capital purchase commitments and other open purchase commitments are for the purchase of plant, equipment, raw material, supplies and services. They are not recorded as liabilities on our balance sheet as of January 25, 2009, as we have not yet received the related goods or taken title to the property.

We maintain a deferred compensation plan for certain officers and key executives that allows participants to defer a portion of their compensation for future distribution at various times permitted by the Plan. The Plan provides for a discretionary Company match up to a defined portion of the employee's deferral, with any match subject to a vesting period. Compensation expense under this plan for fiscal years 2009, 2008 and 2007 totaled approximately $466,000 (net of $201,000 of forfeitures), $345,000 (net of $206,000 of forfeitures) and $62,000 (net of $640,000 of forfeitures), respectively.

Our liability for deferred compensation under this plan was $5.1 million as of January 25, 2009 and $6.2 million as of January 27, 2008, and is included in other long-term liabilities on the balance sheet and in the table above. We have purchased whole life insurance on the lives of certain current and former deferred compensation plan participants. This company-owned life insurance is held in a grantor trust and is intended to cover a majority of our costs of the deferred compensation plan. The cash surrender value of our Company-owned life insurance was $4.4 million as of January 25, 2009 and $6.2 million as of January 27, 2008, and is included in other assets.

In addition to the current accrued taxes for uncertain tax positions reflected in the contractual obligations table above, the Company has $11.7 million of long-term FIN 48 taxes for uncertain tax positions. The Company expects that any tax increases from audits would be substantially offset by carryforward tax attributes (i.e., tax credits). Due to the high degree of uncertainty regarding the amounts and timing of possible future cash outflows associated with these FIN 48 liabilities, and the likelihood that any tax liability would be substantially offset by utilizing carryforward tax attributes, we are unable to make reasonable estimates of the period of possible cash settlement.

Inflation

Inflationary factors have not had a significant effect on our performance over the past several years. A significant increase in inflation would affect our future performance.

Recently Issued Accounting Standards

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141R applies to all transactions and other events in which one entity obtains control over one or more other businesses. The standard requires the fair value of the purchase price, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141R requires acquisition costs to be expensed as incurred and restructuring costs to be expensed in periods after the acquisition date. Earn-outs and other forms of contingent consideration are to be recorded at fair value on the acquisition date. Changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of the acquisition. SFAS 141R generally applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. We are currently evaluating the impact that the implementation of SFAS 141R may have on our consolidated financial position, results of operations, or cash flows.

In December 2007, FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires non-controlling interests or minority interests to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. Upon a loss of control, the interest sold, as well as any interest retained, is required to be measured at fair value, with any gain or loss recognized in earnings. Based on SFAS 160, assets and liabilities will not change for subsequent purchase or sale transactions with non-controlling interests as long as control is maintained. Differences between the fair value of consideration paid or received and the carrying value of noncontrolling interests are to be recognized as an adjustment to the parent interest's equity. SFAS 160 is effective for fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is generally effective for years beginning after December 15, 2007. SFAS 157 was effective for us on January 28, 2008; however, in February 2008, the FASB issued FSP No. SFAS 157-2 (FSP 157-2), which delayed the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, for one year. The adoption of SFAS 157 on January 28, 2008 with respect to our financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows. We intend to adopt the provisions of SFAS 157 with respect to our non-financial assets and non-financial liabilities effective January 26, 2009 pursuant to the requirements of FSP 157-2. The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to a variety of market risks, such as the foreign exchange and interest rate risks that are detailed below. Many of the factors that can impact our market risk are external to the company, and so we are unable to fully predict them.

Foreign Currency Risk

As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates and we could experience currency gains or losses. Historically, we have not considered our foreign currency exposure to be material. Therefore, we have not utilized foreign currency hedging products to mitigate foreign currency risks. Our foreign currency exposures may change over time as the level of activity in foreign markets grows. Changes in the rates could have an adverse impact upon our financial results.

Certain of our bank accounts and current assets are held in non-U.S. dollar currencies. The non-U.S. dollar currencies are principally the Swiss Franc, Euro, Mexican Peso, and British Pound Sterling. Additionally, certain of our liabilities are denominated in the Swiss Franc, Euro, Mexican Peso, and British Pound Sterling subjecting them to fluctuations in foreign currency exchange rates that may result in transaction gains or losses.

All of our foreign sales, which amounted to $234.6 million in fiscal year 2009, are denominated in United States dollars. Currency exchange rate fluctuations in foreign countries where we do business could harm our business by resulting in pricing that is not competitive with prices denominated in local currencies.

For the fiscal year ended January 25, 2009, approximately $14.8 million of expenses were settled in British Pound Sterling, $14.3 million of expenses were settled in Swiss Francs, $3.7 million of expenses were settled in Euros and $10.1 million of expenses were settled in Mexican Pesos.

In general, we purchase foreign currencies on a spot basis as needed to fund local operations. As of January 25, 2009, we held cash funds of $2.0 million denominated in British Pound Sterling and $1.9 million denominated in Mexican Pesos. We did not hold a material amount of other foreign currencies as of January 25, 2009. If rates of these foreign currencies were to strengthen or weaken relative to the U.S. dollar, the Company would realize gains or losses in converting these funds back into U.S. dollars.

Interest Rate and Market Risk

As of January 25, 2009, we had no long-term debt outstanding. We do not currently hedge any potential interest rate exposure.

Interest rates affect our return on excess cash and investments. As of January 25, 2009, we had $147.7 million of cash and cash equivalents and $111.1 million of temporary and long-term investments. A majority of our cash and cash equivalents and investments generate interest income based on prevailing interest rates. Investments and cash and cash equivalents generated interest income of $5.7 million in fiscal year 2009. A significant change in interest rates would impact the amount of interest income generated from our excess cash and investments. It would also impact the market value of our investments.

Our investments are subject to market risks, primarily interest rate and credit risk. Our investments are managed by a limited number of outside professional managers following investment guidelines set by us. Such guidelines include prescribing credit quality, permissible investments, diversification, and duration restrictions. These restrictions are intended to limit risk by restricting our investments to high quality debt instruments with relatively short-term durations. Beginning in the third quarter of fiscal year 2009, we implemented an investment strategy limiting investment of new funds and maturing securities to U.S. Treasury and Federal agency securities with the objective of lowering the overall credit risk of the portfolio.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by Item 8 is presented in the following order:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to the *Report of Management on Internal Control Over Financial Reporting* that is included in Part II, Item 9A of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Semtech Corporation

We have audited Semtech Corporation's internal control over financial reporting as of January 25, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Semtech Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting set forth in Item 9A of this Form 10-K. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Semtech Corporation maintained, in all material respects, effective internal control over financial reporting as of January 25, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Semtech Corporation and subsidiaries as of January 25, 2009 and January 27, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 25, 2009 of Semtech Corporation and our report dated March 20, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Westlake Village, California

March 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Semtech Corporation

We have audited the accompanying consolidated balance sheets of Semtech Corporation and subsidiaries as of January 25, 2009 and January 27, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 25, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Semtech Corporation and subsidiaries at January 25, 2009 and January 27, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 25, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, Semtech Corporation changed its method of accounting for uncertain tax positions in accordance with FASB Interpretation No. 48 on January 29, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Semtech Corporation's internal control over financial reporting as of January 25, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Westlake Village, California

March 20, 2009

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except earnings per share)

	Year Ended		
	January 25 2009	January 27 2008	January 28 2007
Net Sales	**$ 294,820**	$ 284,790	$ 252,538
Cost of Sales	**135,233**	128,513	115,564
Gross Profit	**159,587**	156,277	136,974
Operating costs and expenses:			
Selling, general and administrative	**72,890**	74,263	70,249
Product development & engineering	**41,405**	43,064	41,256
Acquisition related items	**1,091**	1,102	1,192
Restructuring costs	**2,310**	-	-
(Insurance recovery) legal expenses, net	**-**	(5,339)	412
Total operating costs and expenses	**117,696**	113,090	113,109
Operating income	**41,891**	43,187	23,865
Interest and other income, net	**4,287**	15,120	13,546
Income before taxes	**46,178**	58,307	37,411
Provision for taxes	**8,657**	10,524	6,283
NET INCOME	**$ 37,521**	$ 47,783	$ 31,128
Earnings per share:			
Basic	**$ 0.61**	$ 0.72	$ 0.43
Diluted	**$ 0.61**	$ 0.71	$ 0.42
Weighted average number of shares used in computing earnings per share:			
Basic	**61,249**	66,424	72,372
Diluted	**61,999**	67,709	74,017

See accompanying notes. The accompanying notes are an integral part of these statements.

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JANUARY 25, 2009 AND JANUARY 27, 2008
(In thousands, except share data)

	January 25, 2009	January 27, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ **147,666**	$ 172,889
Temporary investments	**98,735**	36,142
Receivables, less allowances of $843 in 2009 and $369 in 2008	**27,467**	32,975
Inventories	**27,986**	28,902
Deferred income taxes	**4,287**	4,350
Other current assets	**7,561**	16,326
Total current assets	**313,702**	291,584
Property, plant and equipment, net	**31,786**	30,569
Investments, maturities in excess of 1 year	**12,414**	4,366
Deferred income taxes	**25,544**	26,307
Goodwill	**25,540**	32,418
Other intangibles, net	**2,091**	3,182
Other assets	**9,718**	6,986
TOTAL ASSETS	$ **420,795**	$ 395,412
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ **10,653**	$ 13,922
Accrued liabilities	**15,915**	18,843
Income taxes payable	**2,108**	290
Deferred revenue	**2,808**	1,466
Accrued taxes	**727**	-
Deferred income taxes	**1,604**	1,501
Total current liabilities	**33,815**	36,022
Deferred income taxes	**101**	111
Accrued taxes	**3,563**	3,400
Other long-term liabilities	**5,296**	7,169
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 250,000,000 shares authorized, 78,136,144 issued and 60,287,427 outstanding on January 25, 2009 and 78,079,894 issued and 61,190,587 outstanding on January 27, 2008	**784**	784
Treasury stock, at cost, 17,061,911 shares as of January 25, 2009 and 16,889,307 shares as of January 27, 2008	**(295,844)**	(291,605)
Additional paid-in capital	**338,603**	342,736
Retained earnings	**333,747**	296,226
Accumulated other comprehensive income	**730**	569
Total stockholders' equity	**378,020**	348,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **420,795**	$ 395,412

See accompanying notes. The accompanying notes are an integral part of these statements.

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss)	Stock-holders' Equity
	Number of Shares	Amount					
Balance at January 29, 2006	**72,693,804**	**$ 770**	**$290,932**	**$ 220,758**	**$ (73,963)**	**$ (844)**	**$ 437,653**
Comprehensive income:							
Net income	-	-	-	31,128	-	-	31,128
Change in net unrealized holding gain (loss) on available-for-sale investments		-	-	-	-	871	871
Translation adjustment	-	-	-	-	-	(154)	(154)
Comprehensive income	-	-	-	-	-	-	31,845
Stock-based compensation	-	-	12,901	-	-	-	12,901
Repurchase of outstanding common stock	(790,700)	-	-	-	(14,240)	-	(14,240)
Treasury stock reissued	113,820	-	-	(1,342)	2,248	-	906
Shares issued under equity award plans	287,953	4	2,236	-	-	-	2,240
Tax benefit from stock based compensation		-	9,748	-	-	-	9,748
Other	-	-	155	(27)	-	-	128
Balance at January 28, 2007	**72,304,877**	**$ 774**	**$ 315,972**	**$ 250,517**	**$ (85,955)**	**$ (127)**	**$ 481,181**
Comprehensive income:							
Net income	-	-	-	47,783	-	-	47,783
Cummulative effect related to the initial adoption of FIN48	-	-	-	(2,074)	-	-	(2,074)
Change in net unrealized holding gain (loss) on available-for-sale investments		-	-	-	-	696	696
Comprehensive income	-	-	-	-	-	-	46,405
Stock-based compensation	-	-	14,541	-	-	-	14,541
Repurchase of outstanding common stock	(12,889,354)	-	-	-	(219,933)	-	(219,933)
Treasury stock reissued	756,596	-	(5,558)	-	14,283	-	8,725
Shares issued under equity award plans	1,018,468	10	8,031	-	-	-	8,041
Tax benefit from stock based compensation		-	9,750	-	-	-	9,750
Balance at January 27, 2008	**61,190,587**	**$ 784**	**$ 342,736**	**$ 296,226**	**$ (291,605)**	**$ 569**	**$ 348,710**
Comprehensive income:							
Net income	-	-	-	37,521	-	-	37,521
Change in net unrealized holding gain on available-for-sale investments		-	-	-	-	118	118
Translation adjustment						43	43
Comprehensive income	-	-	-	-	-		37,682
Stock-based compensation	-	-	15,432	-	-	-	15,432
Repurchase of outstanding common stock	(2,606,098)	-	-	-	(35,063)	-	(35,063)
Treasury stock reissued	1,677,938	-	(21,737)	-	30,824	-	9,087
Shares issued under equity award plans	25,000	-	-	-	-	-	-
Tax benefit from stock based compensation		-	2,172	-	-	-	2,172
Balance at January 25, 2009	**60,287,427**	**$ 784**	**$ 338,603**	**$ 333,747**	**$ (295,844)**	**$ 730**	**$ 378,020**

See accompanying notes. The accompanying notes are an integral part of these statements.

SEMTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	January 25, 2009	January 27, 2008	January 28, 2007
Cash flows from operating activities:			
Net income	**$ 37,521**	$ 47,783	$ 31,128
Adjustments to reconcile net income to net cash provided by			
Depreciation and amortization	**8,324**	10,226	11,812
Deferred income taxes	**(900)**	(2,140)	(2,623)
Stock-based compensation	**15,724**	14,719	12,901
Tax benefit on stock based compensation	**4,696**	9,750	9,748
Excess tax benefits	**(2,287)**	(9,750)	(1,529)
(Gain) Loss on disposition of property, plant and equipment	**518**	(1,392)	39
Changes in assets and liabilities:			
Receivables	**5,508**	(8,021)	1,589
Inventories	**848**	(8,231)	3,173
Insurance recovery	**6,500**	-	-
Prepaid expenses and other assets	**6,469**	538	2,573
Accounts payable	**(3,269)**	4,013	(2,430)
Accrued liabilities	**(2,928)**	4,527	3,790
Deferred revenue	**1,342**	(685)	791
Income taxes payable	**1,829**	730	1,273
Other liabilities	**(1,920)**	(718)	1,943
Net cash provided by operations	**77,975**	61,349	74,178
Cash flows from investing activities:			
Purchase of available-for-sale investments	**(184,639)**	(111,300)	(175,998)
Proceeds from sales and maturities of available-for-sale investments	**114,124**	247,298	211,035
Proceeds from sale of property, plant and equipment	**20**	10,050	752
Purchases of property, plant and equipment	**(9,057)**	(3,765)	(3,249)
Net cash provided by (used in) investing activities	**(79,552)**	142,283	32,540
Cash flows from financing activities:			
Excess tax benefit received on stock options	**2,287**	9,750	1,529
Exercise of stock options	**9,087**	16,766	3,146
Repurchase of outstanding common stock	**(35,063)**	(219,933)	(14,240)
Net cash used in financing activities	**(23,689)**	(193,417)	(9,565)
Effect of exchange rate changes on cash and cash equivalents	**43**	-	1
Net increase (decrease) in cash and cash equivalents	**(25,223)**	10,215	97,154
Cash and cash equivalents at beginning of period	**172,889**	162,674	65,520
Cash and cash equivalents at end of period	**$ 147,666**	$ 172,889	$ 162,674

See accompanying notes. The accompanying notes are an integral part of these statements.

Note 1. Description of Business and Significant Accounting Policies

Business

Semtech Corporation and its directly and indirectly wholly owned subsidiaries (Semtech International AG, Semtech Corpus Christi Corporation, Semtech San Diego Corporation, Semtech New York Corporation, Semtech Corpus Christi SA de CV, Semtech Limited, Semtech Germany GmbH, Semtech France SARL, Semtech Switzerland GmbH, Semtech Neuchatel SARL, Semtech Semiconductor (Shenzhen) Company Limited, and Swiss Heights Sdn Bhd, together, "the Company") is a supplier of analog and mixed-signal semiconductor products. The Company designs, develops and markets a wide range of products for commercial applications, the majority of which are sold into the communications, industrial and computer markets. The end-customers for the Company's products are primarily original equipment manufacturers, or OEMs, that produce and sell electronics. The Company's primary facilities are in Camarillo, San Jose and San Diego, California; Morrisville, North Carolina; St. Gallen and Neuchatel, Switzerland; Reynosa, Mexico; Manila, The Philippines; and Southampton, United Kingdom.

Fiscal Year

The Company reports results on the basis of fifty-two and fifty-three week periods. The Company's fiscal year ends on the last Sunday of January. The fiscal years ended January 25, 2009, January 27, 2008 and January 28, 2007 each consisted of fifty-two weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Semtech Corporation and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated.

Estimates Used by Management

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts for prior periods have been reclassified to conform to the current presentation. These reclassifications had no effect on previously reported consolidated operating income, net income, net earnings or shareholder's equity.

Translation

The assets and liabilities of the Company's foreign subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to the U.S. dollar using exchange rates in effect at the balance sheet date. Income statement items are translated at average exchange rates prevailing during the period. The translation gains or losses are included as a component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Transaction gains and losses resulting from the remeasurement or settlement of assets and liabilities denominated in foreign currencies are included in the determination of net income and have not been significant.

Cash, Cash Equivalents and Investments

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash balances and investments in highly qualified financial institutions. At various times such amounts are in excess of insured limits. The Company accounts for its investments, which are all available for sale securities, under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Securities." Investments consist of government and corporate obligations. The Company's investment policy restricts investments to high credit quality investments with limits on the length to maturity and the amount invested with any one issuer. These investments, especially corporate obligations, are subject to default risk.

Accounts Receivable and Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. If the Company becomes aware of a customer's inability to meet its financial obligations after a sale has occurred, it records an allowance to reduce the net receivable to the amount it reasonably believes it will be able to collect from the customer. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and historical experience. If the financial condition of the Company's customers were to deteriorate or if economic conditions worsen, additional allowances may be required in the future. All of the Company's accounts receivables are trade-related receivables. See Note 12 for a discussion of concentration risks.

Inventories

Inventories are stated at lower of cost or market and consist of materials, labor and overhead. The Company determines the cost of inventory by the first-in, first-out method. The Company evaluates inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. In order to state the inventory at lower of cost or market, the Company maintains reserves against its inventory. If future demand or market conditions are less favorable than the Company's projections, a write-down of inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

The estimated service lives of property and equipment are as follows:

Buildings and leasehold improvements	7 to 39 years
Machinery and equipment	5 to 8 years
Transportation vehicles	5 years
Furniture and fixtures	7 years
Computers and computer software	3 years

Goodwill and Purchased Intangibles

Pursuant to SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company performs an annual impairment review of intangibles during the fourth quarter of each year (or more frequently if indicators of impairment exist). In fiscal year 2009, our impairment reviews indicated that no impairment existed as of the testing date.

Revenue Recognition

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Product design and engineering revenue is recognized during the period in which services are performed. The Company defers revenue recognition on shipment of products to certain customers, principally distributors where return privileges exist, until these products are sold through to end-users or the return privilege lapses. The estimated deferred gross margins on these sales, where there are no outstanding receivables, are recorded on the balance sheet under the heading of "Deferred Revenue." The Company records a provision for estimated sales returns in the same period as the related revenues are recorded. The Company bases these estimates on historical sales returns and other known factors. Actual returns could be different from the estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.

Cost of Sales

Cost of sales includes materials, depreciation on fixed assets used in the manufacturing process, shipping costs, direct labor and overhead.

Sales and Marketing

The Company expenses sales and marketing costs, which include advertising costs, as they are incurred. Advertising costs were $1.0 million, $830,000 and $701,000 for fiscal years 2009, 2008 and 2007, respectively.

Product Development and Engineering

Product development and engineering costs are charged to expense as incurred. In fiscal year 2008, the Company entered into an agreement to provide certain nonrecurring engineering services to an existing customer. To date, $3.9 million has been billed under this contract, of which $3.2 million and $528,000 was recorded in fiscal years 2009 and 2008, respectively, as an offset to product development expense incurred in support of this effort. The remaining $219,000 is included in "Accrued liabilities" and represents prepaid amounts from the customer. The Company incurred approximately $1.2 million in both fiscal 2009 and 2008, in product development and engineering expense related to this nonrecurring engineering effort.

Software Development Costs

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. The cost of purchased software is capitalized when related to a product which has achieved technological feasibility or that has an alternative future use. Software development costs incurred prior to achieving technological feasibility as well as certain licensing costs are charged to product development and engineering expense as incurred. For Company products internally developed, software is basically completed once technological feasibility is established and as such, all software development costs have been expensed.

Income Taxes

The Company follows the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109") and its subsequent modifications and interpretations, which include FIN 48, which was adopted by the Company on January 29, 2007. Current income taxes payable and deferred income taxes resulting from temporary differences between the financial statements and the tax basis of assets and liabilities are separately classified on the Consolidated Balance Sheets. The classified Consolidated Balance Sheets also include current and long term prepaid taxes under "Other current assets" and "Other assets" and current and long term FIN 48 liabilities under "Accrued taxes".

As part of the process of preparing the Company's consolidated financial statements, the Company estimates income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on the Company's consolidated balance sheet. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent the Company changes its valuation allowance in a period, the change is generally recorded through the tax provision on the statement of income. See Note 9 for additional discussion regarding valuation allowances.

Under SFAS 123(R), the income tax effects of share-based payments are recognized for financial reporting purposes only if such awards are expected to result in a tax deduction. SFAS 123(R) prohibits recognition of a deferred tax asset for an excess tax benefit (that is, a tax benefit that exceeds the tax benefit for the amount of compensation cost recognized for the award for financial reporting purposes) that has not been realized. In determining when an excess tax benefit is realized, the Company has elected to follow the ordering provision of the tax law.

Comprehensive Income

The components of comprehensive income, net of tax, were as follows:

(fiscal years, in thousands)	January 25, 2009	January 27, 2008	January 28, 2007
Net income	$ 37,521	$ 47,783	$ 31,128
Change in net unrealized holding gain (loss) on available-for-sale investments	118	696	871
Cummulative effect related to the initial adoption of FIN48	-	(2,074)	-
Gain (loss) for translation adjustment	43	-	(154)
Total comprehensive income	$ 37,682	$ 46,405	$ 31,845

Earnings per Share

The computation of basic and diluted earnings per common share was as follows:

(fiscal years, in thousands, except per share amounts)	January 25, 2009	January 27, 2008	January 28, 2007
Net income	$ 37,521	$ 47,783	$ 31,128
Weighted average common shares outstanding - basic	61,249	66,424	72,372
Dilutive effect of employee equity incentive plans	750	1,222	1,645
Dilutive effect of accelerated stock buyback	-	63	-
Weighted average common shares outstanding - diluted	61,999	67,709	74,017
Basic earnings per common share	$ 0.61	$ 0.72	$ 0.43
Diluted earnings per common share	$ 0.61	$ 0.71	$ 0.42

Basic earnings per common share is computed using the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per common share incorporates the incremental shares issuable, calculated using the treasury stock method, upon the assumed exercise of stock options and the vesting of restricted stock.

Options to purchase 10.6 million, 10.3 million and 8.5 million shares for fiscal years 2009, 2008 and 2007, respectively, were not included in the computation of diluted net income per share because the grant price of such options was above the average stock price for the period and, therefore, the options were considered anti-dilutive.

Stock-Based Compensation

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS 123R). SFAS 123R establishes generally accepted accounting principles for stock-based awards exchanged for employee services (See Note 8).

The Company has various equity award plans (Plans) that provide for granting stock based awards to employees and non-employee directors of the Company. The Plans provide for the granting of several available forms of stock compensation. As of January 25, 2009, the Company has granted stock option awards ("Options"), restricted stock awards ("RSA"), and restricted stock unit awards ("RSU") under the Plans and has also issued some stock-based compensation outside of any plan, including options and restricted stock awards issued as inducements to join the Company.

Adoption of New Accounting Pronouncement

In the first quarter of fiscal year 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157) as amended by FASB Statement of Position (FSP) FAS 157-1, FSP FAS 157-2 and FSP FAS 157-3. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. FSP FAS 157-2 delays, until the first quarter of fiscal year 2010, the effective date for SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of SFAS No. 157 did not have a material impact on the Company's financial position or operations. Refer to Note 4 for further discussion regarding fair value.

Recently Issued Accounting Standards

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141R applies to all transactions and other events in which one entity obtains control over one or more other businesses. The standard requires the fair value of the purchase price, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141R requires acquisition costs to be expensed as incurred and restructuring costs to be expensed in periods after the acquisition date. Earn-outs and other forms of contingent consideration are to be recorded at fair value on the acquisition date. Changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of the acquisition. SFAS 141R generally applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. We are currently evaluating the impact that the implementation of SFAS 141R may have on our consolidated financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires non-controlling interests or minority interests to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. Upon a loss of control, the interest sold, as well as any interest retained, is required to be measured at fair value, with any gain or loss recognized in earnings. Based on SFAS 160, assets and liabilities will not change for subsequent purchase or sale transactions with non-controlling interests as long as control is maintained. Differences between the fair value of consideration paid or received and the carrying value of noncontrolling interests are to be recognized as an adjustment to the parent interest's equity. SFAS 160 is effective for fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is generally effective for years beginning after December 15, 2007. SFAS 157 was effective for us on January 28, 2008; however, in February 2008, the FASB issued FSP No. SFAS 157-2 (FSP 157-2), which delayed the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, for one year. The adoption of SFAS 157 on January 28, 2008 with respect to our financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows. We intend to adopt the provisions of SFAS 157-2 with respect to our non-financial assets and non-financial liabilities effective January 26, 2009 pursuant to the requirements of FSP 157-2. The implementation of this standard is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Note 2. Stock Repurchase Program; Treasury Shares

In the first quarter of fiscal year 2009, the Company announced that the Board of Directors authorized the repurchase of up to $50 million of the Company's common stock from time to time through negotiated or open market transactions (the "2008 Program"). The 2008 Program does not have an expiration date. In fiscal year 2009, the Company repurchased 2.5 million shares under this program for $33.7 million.

The Company currently intends to hold the repurchased shares as treasury stock. The Company typically reissues treasury shares as a result of stock option exercises. In addition to the above repurchase activity, 81,868 and 16,888 shares were withheld from vested restricted stock in fiscal years 2009 and 2008, respectively, for employee payroll and income tax withholding liabilities and are being held as treasury shares.

Note 3. Temporary and Long-Term Investments

Temporary and long-term investments consist of government, bank and corporate obligations. Temporary investments have original maturities in excess of three months, but mature within twelve months of the balance sheet date. Long-term investments have maturities in excess of one year from the balance sheet date. Certain short-term, highly liquid investments, are accounted for as cash and cash equivalents.

The Company classifies its investments as "available for sale" because it expects to possibly sell some securities prior to maturity. The Company's investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by a limited number of outside professional managers within investment guidelines set by the Company. Such guidelines include security type, credit quality and duration and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities.

In fiscal years 2009, 2008, and 2007, the Company included $125,000, $696,000, and $871,000 of unrealized net of tax gains on investments, respectively, in the comprehensive income portion of the Consolidated Statements of Stockholders' Equity. The taxes associated with these comprehensive income items were $11,000, $467,000, and $389,000 in fiscal years 2009, 2008 and 2007, respectively.

The following table summarizes the Company's investments as of January 25, 2009 and January 27, 2008:

	January 25, 2009			January 27, 2008		
(in thousands)	Market Value	Cost Basis	Unrealized Gain(Loss)	Market Value	Cost Basis	Unrealized Gain(Loss)
U.S. government issues	$ 89,598	$ 89,222	$ 376	$ 11,203	$ 11,200	$ 3
Corporate issues	16,485	16,501	(16)	29,305	29,118	187
Other	5,066	5,100	(34)	-	-	-
Investments	$ 111,149	$ 110,823	$ 326	$ 40,508	$ 40,318	$ 190

As of January 25, 2009, all of the Company's long-term investments mature on various dates through fiscal year 2012.

The following table summarizes the maturities of the Company's investments at fiscal year end:

	January 25, 2009		January 27, 2008	
(in thousands)	Market Value	Cost Basis	Market Value	Cost Basis
Within 1 year	$ 98,735	$ 98,424	$ 36,142	$ 36,042
1 year through 5 years	12,414	12,399	4,366	4,276
Investments	$ 111,149	$ 110,823	$ 40,508	$ 40,318

Investments in cash and cash equivalents generated interest income of $5.7 million, $13.5 million and $13.2 million in fiscal years 2009, 2008 and 2007, respectively.

Note 4. Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

All items recorded or measured at fair value on a recurring basis in the accompanying consolidated financial statements were based on the use of Level 1 inputs and consisted of the following items as of January 25, 2009:

(in thousands)	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)
Assets		
Temporary investments	$ 98,735	$ 98,735
Investments, maturitites in excess of 1 year	12,414	12,414
Other investments-deferred compensation	4,393	4,393
	$ 115,542	$ 115,542
Liabilities		
Deferred compensation	$ (5,120)	$ (5,120)
	$ (5,120)	$ (5,120)

Note 5. Inventories

Inventories, consisting of material, material overhead, labor, and manufacturing overhead, are stated at the lower of cost (first-in, first-out) or market and consist of the following:

(in thousands)	January 25, 2009	January 27, 2008
Raw materials	$ 2,076	$ 1,681
Work in progress	17,670	17,565
Finished goods	8,240	9,656
Inventories	$ 27,986	$ 28,902

Note 6. Property, Plant and Equipment

The following is a summary of property and equipment, at cost less accumulated depreciation:

(in thousands)	January 25, 2009	January 27, 2008
Property	$ 6,139	$ 6,139
Buildings	16,410	16,407
Leasehold improvements	2,455	2,053
Machinery and equipment	56,649	52,118
Furniture and office equipment	16,594	16,199
Construction in progress	1,926	662
Property, plant and equipment, gross	100,173	93,578
Less accumulated depreciation and amortization	(68,387)	(63,009)
Property, plant and equipment, net	$ 31,786	$ 30,569

Depreciation expense was $7.2 million, $9.1 million, and $10.7 million in fiscal year 2009, 2008, and 2007, respectively.

Note 7. Goodwill and Other Intangibles

Goodwill is deemed to have an indefinite life and is not amortized, but it is subject to an annual impairment test. If interim indicators of impairment exist, more frequent impairment testing is performed. In fiscal year 2009, our annual impairment review indicated that no impairment existed. We estimate fair value utilizing both an income approach, consisting of a discounted cash flow analysis, and a market approach, using the guideline public company method and the guideline transactions method. A discounted cash flow analysis requires the use of forward looking projections. These forward looking projections utilize assumptions that are based upon historical trends, management's estimates of economic conditions and our strategic plans, which are consistent with assumptions utilized in evaluating long-lived assets for impairment. Significant assumptions are annual sales increases and the discount rate utilized as well as the overall weighted of the different approaches. The discount rate used is a weighted average cost of capital, which is internally developed.

As a result of the tax consequences associated with an internal restructuring during the fourth quarter of fiscal year 2009, $6.9 million of tax valuation allowance related to the tax attributes obtained through the XEMICS acquisition was released. In accordance with SFAS 109,

"Accounting for Income Taxes" ("SFAS 109"), the release of this valuation allowance was recorded as a reduction to goodwill. See Note 9 for additional discussion of this transaction.

The following is a summary of goodwill activity during fiscal year 2009 (in thousands):

Goodwill Balance as of January 27, 2008	Adjustments	Goodwill Balance as of January 25, 2009
$ 32,418	$ (6,878)	$ 25,540

Intangible assets consist of the following (in thousands):

	Gross Carrying Amount		Accumulated Amortization		Net	
	January 25, 2009	January 27, 2008	January 25, 2009	January 27, 2008	January 25, 2009	January 27, 2008
Core technologies	$ 6,000	$ 6,000	$ (3,909)	$ (2,818)	$ 2,091	$ 3,182
Customer relationships	30	30	(30)	(30)	-	-
Other Intangibles	$ 6,030	$ 6,030	$ (3,939)	$ (2,848)	$ 2,091	$ 3,182

Intangibles are amortized on a straight-line basis over their estimated useful lives. Amortization expense related to intangible assets was approximately $1.1 million, $1.1 million and $1.2 million, respectively, for fiscal years 2009, 2008 and 2007. Assuming no subsequent impairment of the underlying assets, the annual amount of amortization expense for the next two years is expected to be $1.1 million and $1.0 million for fiscal years 2010 and 2011, respectively, at which time all existing intangible assets will be fully amortized.

Note 8. Stock Based Compensation

Overview. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS 123R). SFAS 123R establishes generally accepted accounting principles for stock-based awards exchanged for employee services.

Share-based Payment Arrangements. The Company has various equity award plans (Plans) that provide for granting stock based awards to employees and non-employee directors of the Company. The Plans provide for the granting of several available forms of stock compensation. As of January 25, 2009, the Company has granted stock option awards ("Options"), restricted stock awards ("RSA"), and restricted stock unit awards ("RSU") under the Plans and has also issued some stock-based compensation outside of any plan, including options and restricted stock awards issued as inducements to join the Company.

Grant Date Fair Values and Underlying Assumptions; Contractual Terms. The Company uses the Black-Scholes pricing model to value Options. For awards classified as equity, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee's or director's requisite service period. For awards classified as liabilities, stock based compensation cost is measured at fair value at each reporting date until the date of settlement, and is recognized as an expense over the employee or director's requisite service period. Expected volatilities are based on historical volatility using daily and monthly stock price observations.

Assumptions in Determining Fair Value of Options

	Fiscal Years Ended		
	January 25, 2009	January 27, 2008	Janaury 28, 2007
Expected lives, in years	4.0 - 5.0	4.0 - 5.0	4.36 - 4.85
Estimated volatility	38% - 65%	40% - 59%	53% - 59%
Dividend yield	-	-	-
Risk-free interest rate	1.6% - 4.6%	3.5% - 4.9%	4.6% - 4.9%

The estimated fair value of restricted stock (RSA and RSU) awards was calculated based on the market price of the Company's common stock on the date of grant. Some RSU awards made during fiscal year 2009 are classified as liabilities rather than equity. For awards classified as liabilities, the value of these awards was re-measured on January 25, 2009.

The following table summarizes information about stock options outstanding at January 25, 2009.

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (years)
Price Range Analysis - Outstanding			
$ $4.61 - 9.20	52,666	$ 7.75	0.2250
$ 9.21 - 13.80	877,136	$ 12.66	4.4490
$ 13.81 - 18.40	6,914,039	$ 16.21	4.6348
$ 18.41 - 23.00	346,587	$ 20.45	4.8480
$ 23.01 - 27.60	965,975	$ 25.23	2.4266
$ 27.61 - 32.20	153,450	$ 29.46	3.0143
$ 32.21 - 36.80	48,000	$ 33.87	2.8134
$ 36.81 - 41.40	37,000	$ 38.26	1.4407
Total outstanding	9,394,853		
Price Range Analysis - Exercisable			
$ 4.61 - 9.20	52,666	$ 7.75	0.2250
$ 9.21 - 13.80	421,286	$ 12.83	3.2169
$ 13.81 - 18.40	4,082,751	$ 16.21	4.4268
$ 18.41 - 23.00	310,237	$ 20.66	4.6348
$ 23.01 - 27.60	965,975	$ 25.23	2.4266
$ 27.61 - 32.20	153,450	$ 29.46	3.0143
$ 32.21 - 36.80	48,000	$ 33.87	2.8134
$ 36.81 - 41.40	37,000	$ 38.26	1.4407
Total exercisable	6,071,365		

Financial Statement Effects and Presentation. The following table shows total pre-tax, stock-based compensation expense included in the Consolidated Statements of Income for the fiscal years ended January 25, 2009, January 27, 2008 and January 28, 2007, respectively.

Allocation of Stock-based Compensation (fiscal years, in thousands)	January 25, 2009	January 27, 2008	Janaury 28, 2007
Cost of sales	$ 1,389	$ 1,304	$ 1,200
Selling, general and administrative	10,400	9,430	9,761
Product development and engineering	3,935	3,985	3,975
Stock-based compensation, pre-tax	$ 15,724	$ 14,719	$ 14,936
Stock-based compensation captitalized into inventory	$ 337	$ 404	$ 196
Total stock-based compensation	$ 16,061	$ 15,123	$ 15,132

Impact of Stock-based Compensation (fiscal years, in thousands)	January 25, 2009	January 27, 2008	Janaury 28, 2007
Stock-based compensation	$ 15,724	$ 14,719	$ 14,936
Associated tax effect	(3,452)	(4,186)	(2,035)
Net effect on net income	$ 12,272	$ 10,533	$ 12,901
Effect on earnings per share -			
Basic	$ 0.20	$ 0.16	$ 0.18
Diluted	$ 0.20	$ 0.16	$ 0.17
Weighted average number of shares -			
Basic	61,249	66,424	72,372
Diluted	61,999	67,709	74,017

The tax benefit realized from option exercise activity for fiscal years 2009, 2008 and 2007 was $4.7 million, $5.2 million, $1.4 million, respectively.

Stock Option Awards. The Company has historically granted stock option awards to both employees and non-employee directors. The grant date for these awards is equal to the measurement date. These awards were valued as of the measurement date and are amortized over the requisite vesting period (typically 3-4 years). A summary of the activity for stock option awards in fiscal years 2009, 2008 and 2007 is presented below:

Information regarding outstanding stock option awards
(in thousands, except for per share amounts)

	Number of Shares	Weighted Average Exercise Price (per share)	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic Vaue (1)	Aggregate Unrecognized Compensation	Number of Shares Exercisable
January 29, 2006	14,241					
Grants	648	$ 17.28	$ 9.12			
Exercises	(1,201)			$ 4,061		
Cancellations and forfeitures	(402)					
January 28, 2007	13,286					10,313
Grants	2,823	$ 16.12	$ 7.72			
Exercises	(1,731)			$ 13,161		
Cancellations and forfeitures	(3,550)					
January 27, 2008	10,828			9,848	23,446	6,678
Grants	1,339	$ 14.80	$ 5.69			
Exercises	(1,456)			$ 12,153		
Cancellations and forfeitures	(1,317)					
January 25, 2009	9,394			$ 342	16,275	6,070

(1) Represents the difference between the exercise price and the value of the Company's stock at the time of exercise, for exercised grants. For outstanding awards, represents the difference between the exercise price and the value of the Company's stock at fiscal year end.

Information regarding unvested stock option awards
(in thousands, except for per share amounts

	Number of Shares	Weighted Average Exercise Price (per share)	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Expense Period (in years)	Total Fair Value
Unvested at Jan 27, 2008	4,150	$ 16.42	$ 8.11		$ 33,657
Granted	1,339	$ 14.80	$ 5.69		$ 7,622
Vested	(1,571)	$ 16.63	$ 8.51		$ 13,363
Forfeited	(594)	$ 16.14	$ 7.59		$ 4,390
Unvested at Jan 25, 2009	3,324	$ 15.72	$ 7.03	2.1	$ 23,367

Restricted Stock Awards. In fiscal year 2009, the Company granted restricted stock awards to select employees. The grant date for these awards is equal to the measurement date. These awards are valued as of the measurement date and amortized over the requisite vesting period (typically 3-4 years). A summary of the activity for restricted stock awards in fiscal years 2009, 2008 and 2007 is presented below:

(in thousands, except for per share amounts)

	Number of Shares	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic Value (1)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 30, 2006	-				
Granted	100	$ 17.89			
Vested	-		-		
Forfeited	-		-		
January 28, 2007	100	$ 17.89		$ 1,447	
Granted	746	$ 16.10			
Vested	(44)		$ 788.0		
Forfeited	(17)				
January 27, 2008	785	$ 16.22		$ 10,675	2.9
Granted	313	$ 13.94			
Vested	(247)		$ 4,197.0		
Forfeited	(88)				
January 25, 2009	763	$ 15.36		$ 7,524	2.2

(1) Represents the value of Semtech stock on the date that the restricted stock vested.

Performance Unit Awards. The Company grants performance vested RSU's to select employees. These awards have a performance condition in addition to a service condition. The performance condition generally relates to the Company's revenue and operating income measured against internal goals. Under the terms of these awards, assuming the highest level of performance with no cancellations due to forfeitures, the maximum number of units that can be earned in the aggregate is 614,000. In this scenario, the maximum number of shares that could be issued thereunder would be 307,000 and the Company would have a liability equal to the value of 307,000 shares on the settlement date, which would be settled in cash. At January 25, 2009, none of the units from the fiscal year 2009 or 2008 grants are expected to vest, resulting in the reversal of $1.7 million of previously recognized compensation expense. The current assessment of the likelihood of meeting the performance measures was materially influenced by the current global economic slowdown and its impact on our performance in the fourth quarter of fiscal year 2009 and its forecasted impact on our fiscal year 2010 performance. The following table summarizes performance unit award activity during fiscal year 2009:

(in thousands, except for per share amount)

	Total Units	Subject to Share Settlement Units	Subject to Cash Settlement Units	Subject to Cash Settlement Recorded Liability	Weighted Average Grant Date Fair Value (per share)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 29, 2007	-	-	-	-		$ -	
Granted	175	88	87		$ 16.14		
Vested	-	-	-				
Cancelled/forfeited	(12)	(6)	(6)				
Change in liability				$ 190.2	$ 16.14		
January 27, 2008	163	82	81	$ 190.2	$ 16.14	$ 1,783	2.4
Granted	174	87	87		$ 13.15		
Vested	-	-	-				
Cancelled/forfeited	(30)	(15)	(15)				
Change in liability				$ (190.2)	$ 11.51		
January 25, 2009	307	154	153	$ -	$ 14.64	$ -	1.7

Stock Unit Awards, Non-Employee Directors. The Company grants stock unit awards to non-employee directors. These RSU's are accounted for as liabilities because they are cash settled. The value of these awards is remeasured at each reporting period until settlement, which typically occurs upon the Director's separation from service. Vested awards and the pro-rata vested portion of unvested awards are recognized as a liability. These awards vest after one year of service. The following table summarizes stock unit awards activity for fiscal years 2009 and 2008:

(in thousands, except per share price)

	Number of Units	Recorded Liability	Weighted Average Grant Date Fair Value (per unit)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 28, 2007	-	$ -			
Granted	32		$ 17.61		
Vested	-				
Forfeited	-				
Change in Liability		$ 219			
January 27, 2008	32	$ 219	$ 17.61	$ 177	0.4
Granted	41		$ 13.81		
Vested	(32)				
Forfeited	-				
Change in Liability		$ 414			
January 25, 2009	41	$ 633	$ 13.81	$ 239	0.4

Stock Unit Awards, Employees. In fiscal year 2009, the Company issued, for the first time, stock unit awards to employees. The grant date for these awards is equal to the measurement date. These awards are valued as of the measurement date and amortized over the requisite vesting period (typically 4 years). The following table summarizes stock unit awards activity for fiscal year 2009:

(in thousands, except per share price)	Number of Units	Weighted Average Grant Date Fair Value (per unit)	Aggregate Intrinsic Value (1)	Aggregate Unrecognized Compensation	Weighted Average Period Over Which Expected to be Recognized (in years)
January 27, 2008	-				
Granted	331	$ 14.97			
Vested	-		-		
Forfeited	(15)				
January 25, 2009	316	$ 14.97		$ 3,345	3.6

(1) Reflects the value of Semtech stock on the date that the stock unit vested.

Note 9. Income Taxes

The provision for taxes consists of the following:

Provision for Taxes (fiscal years, in thousands)	January 25, 2009	January 27, 2008	January 28, 2007
Current:			
Federal	$ 4,446	$ 11,222	$ 760
State	157	786	185
Foreign	10,080	656	1,874
Subtotal	14,683	12,664	2,819
Deferred:			
Federal	336	(12,685)	3,650
State	(387)	10,438	328
Foreign	(5,975)	107	(514)
Subtotal	(6,026)	(2,140)	3,464
Provision for taxes	$ 8,657	$ 10,524	$ 6,283

The change in the net deferred tax asset differs from the deferred tax provision as a result of deferred tax assets that do not typically impact the provision. This includes the benefit related to tax deductions from the exercise of non-qualified stock options in excess of compensation cost recognized for financial reporting purposes (recorded as an increase to additional paid-in capital when realized).

Under SFAS 123R, the income tax effects of share-based payments are recognized for financial reporting purposes only if such awards are expected to result in a tax deduction. SFAS 123R prohibits recognition of a deferred tax asset for an excess tax benefit (that is, a tax benefit that exceeds the tax benefit for the amount of compensation cost recognized for the award for financial reporting purposes) that has not been realized. In determining when an excess tax benefit is realized, we have elected to follow the ordering provision of the tax law.

For income taxes paid on intercompany profits on assets remaining within the group, Accounting Research Bulletin No. 51, "Consolidated Financial Statements," ("ARB 51") prohibits recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the consolidated financial statements. Pursuant to ARB 51, current foreign tax expense and income tax payable on intercompany profits generated as a result of an internal restructuring during the fourth quarter of fiscal year 2009 was effectively offset in consolidation by a $5.8 million reduction to deferred tax expense. This resulted in an increase to prepaid income tax instead of deferred tax assets.

The components of the net deferred income tax assets at January 25, 2009 and January 27, 2008 are as follows:

Net Deferred Income Tax Asset

(in thousands)	January 25, 2009	January 27, 2008
Current deferred tax asset:		
Deferred revenue	$ 1,941	$ 1,543
Inventory reserve	2,841	2,561
Other deferred assets	1,192	1,726
Valuation reserve	(1,591)	(1,375)
Total current deferred tax asset	4,383	4,455
Non-current deferred tax asset		
Research and development charges	7,501	5,967
Research credit carryforward	15,171	15,788
Acquired NOL carryforward - foreign	428	7,999
Payroll and related	2,097	2,253
Stock-based compensation	9,694	11,721
Other deferred assets	1,373	610
Valuation reserve	(10,463)	(17,264)
Total non-current deferred tax asset	25,801	27,074
Current deferred tax liability:		
Inventory reserve - Foreign	(1,054)	(1,164)
Other current deferred tax liability	(645)	(441)
Non-current deferred tax liability:		
Other non-current deferred tax liability	(359)	(879)
Total deferred tax liability	(2,058)	(2,484)
Net deferred tax asset	$ 28,126	$ 29,045

SFAS 109 requires that for a particular tax-paying component of an enterprise, and within a particular tax jurisdiction, (a) all current deferred tax liabilities and assets shall be offset and presented as a single amount and (b) all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. Deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions should not be offset. As of January 25, 2009 and January 27, 2008, net deferred income tax assets of $28.1 million and $29.0 million, respectively, have been presented on the balance sheet, based on tax jurisdiction, as deferred income tax assets of $29.8 million and $30.1 million and deferred income tax liabilities of $1.7 million and $1.6 million, respectively. Therefore, the deferred tax asset and liability totals on the balance sheet differ from the deferred tax asset and liability totals presented in the table above.

On June 23, 2005, Semtech Corporation, through its wholly owned Swiss subsidiary, Semtech International AG, acquired all of the outstanding shares of XEMICS SA ("XEMICS") in a cash-for-stock transaction pursuant to a share purchase and sales agreement. As a result of pre-acquisition losses, XEMICS maintained substantial net operating loss carryforwards. Given the relatively short lives of these loss carryforwards, a valuation allowance against this deferred tax asset was established at the time of the acquisition. As a result of the tax consequences associated with an internal restructuring during the fourth quarter of fiscal year 2009, $6.9 million of this deferred tax asset was utilized and the related $6.9 million of valuation allowance was released. In accordance with SFAS 109, the release of this valuation allowance was recorded as a reduction to goodwill.

As of January 25, 2009, the Company had gross federal and state research credits available of approximately $9.7 million and $8.5 million, respectively, which are available to offset taxable income. These credits will expire between fiscal years 2020 through 2029. As of January 25, 2009, the Company had federal Alternative Minimum Tax ("AMT") credits available of approximately $442,000. The Company has established an $11.0 million valuation allowance against these deferred tax assets due to utilization concerns. An additional $1.0 million valuation allowance has been established against various foreign net operating loss carryforwards.

In addition, approximately $1.2 million of federal tax credit carryforwards have been generated from stock option exercises in prior years. As discussed above, SFAS 123R prohibits financial statement recognition until utilized.

Realization of the net deferred tax assets (after the valuation allowances discussed above) is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be adjusted in the near term if estimates of future taxable income during the reversal periods are revised.

The provision for taxes reconciles to the amount computed by applying the statutory federal rate to income before taxes as follows:

(fiscal years, in thousands)	January 25, 2009	January 27, 2008	January 28, 2007
Federal income tax at statutory rate	$ 16,162	$ 20,407	$ 13,094
State income taxes, net of federal benefit	571	3,164	1,388
Foreign taxes at rates less than federal rates	(6,097)	(5,752)	(4,889)
Tax credits generated	(2,805)	(986)	(1,365)
Changes in valuation reserve	653	(1,672)	1,102
Deemed dividend	1,105	1,818	1,069
Equity compensation	2,601	114	-
Permanent differences	572	358	(167)
Sales exclusion - foreign jurisdiction	(3,745)	(5,080)	(4,284)
Foreign exchange loss - foreign jurisdiction	-	(2,461)	-
Other	(360)	614	335
Provision for taxes	$ 8,657	$ 10,524	$ 6,283

Income taxes paid in fiscal years 2009, 2008 and 2007 were $3.0 million, $2.7 million and $3.1 million, respectively.

Pretax income in fiscal years 2009, 2008 and 2007 from foreign operations was approximately $38.2 million, $40.2 million, and $26.7 million, respectively.

As of January 25, 2009, the Company had approximately $212.2 million of unremitted income related to the Company's wholly owned foreign subsidiaries for which no U.S. federal or state taxes have been provided. The Company's policy is to leave the income permanently reinvested offshore. The amount of earnings designated as indefinitely reinvested to offshore is based upon the actual deployment of such earnings in the Company's offshore assets and expectations of the future cash needs of the Company's U.S. and foreign entities.

Effective January 29, 2007, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Upon adoption and the conclusion of the initial evaluation of our uncertain tax positions ("UTP") under FIN 48, the Company recorded a cumulative net increase (after federal impact of state items) in the liability for UTP of $2.1 million which was accounted for as an adoption charge to retained earnings.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (before federal impact of state items) is as follows:

(fiscal year, in thousands)	January 25, 2009	January 27, 2008
Beginning balance	$ 11,097	$ 5,825
Additions based on tax positions related to the current year	1,366	1,270
Additions for tax positions of prior years	-	4,002
Reductions for tax positions of prior years	(3)	-
Settlements	-	-
Ending Balance	$ 12,460	$ 11,097

Included in the balance of unrecognized tax benefits at January 25, 2009 and January 27, 2008, are $11.0 million and $9.7 million, respectively, of net tax benefits (after federal impact of state items) that, if recognized, would impact the effective tax rate. The UTP liability as of January 25, 2009 and January 27, 2008 was $4.3 million and $3.4 million, respectively. This liability is reflected on the balance sheet as "Accrued Taxes." The Company's policy is to include net interest and penalties related to unrecognized tax benefits within the provision for taxes on the Consolidated Statements of Income. During fiscal year 2009 and 2008, a net increase of $8,000 and a net interest decrease of $70,000 was recognized in the Consolidated Statement of Income, respectively. The Company had approximately $34,000 and $26,000 of net interest and penalties accrued at January 25, 2009 and January 27, 2008, respectively.

Tax years prior to 2006 (fiscal year 2007) are generally not subject to examination by the Internal Revenue Service ("IRS") except for items with tax attributes that could impact open tax years. The IRS completed an examination of tax years 2004 (fiscal year 2005) through 2005 (fiscal year 2006) in fiscal year 2009, resulting in a $24.2 million reduction of our net operating loss carryforward. No tax was payable as a result of this adjustment and there was no tax provision impact since the affected tax attributes were fully reserved.

For state returns, the Company is generally not subject to income tax examinations for years prior to 2004 (fiscal year 2005). Our significant foreign tax presence is in Switzerland. Our material Swiss tax filings have been examined through fiscal year 2008. The Company is also subject to routine examinations by various foreign tax jurisdictions in which it operates.

As of January 25, 2009, the Company is not aware of any tax positions for which it was reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months, other than an uncertain tax position related to determination of available loss carryforwards in a foreign jurisdiction. This loss carryforward determination is expected to be reviewed by local tax authorities within the next year. The audit resolution of this issue or eventual closure of the statute of limitations will result in a decrease in the liability for uncertain tax positions and a $727,000 tax payment if the position is not sustained or a decrease in the liability for uncertain tax positions and a $727,000 reduction to the tax provision if the tax position is sustained.

Note 10. Commitments and Contingencies

Leases

The Company leases facilities and certain equipment under operating lease arrangements expiring in various years through fiscal year 2015. The aggregate minimum annual lease payments under leases in effect on January 25, 2009 are as follows:

Minimum Annual Lease Payments (in thousands)

Fiscal Year Ending:		
2010	$	3,295
2011		2,263
2012		1,845
2013		1,754
2014		1,342
Thereafter		282
Total minimum lease commitments	$	10,781

Not included in operating lease commitments is expected sub-lease income to the Company. Sub-lease agreements are scheduled to provide $375,000, $158,000 and $0 of annual income for fiscal year 2010, 2011 and 2012, respectively.

Rent expense was $3.5 million, $3.3 million, and $2.9 million for fiscal year 2009, 2008 and 2007, respectively. The Company received $366,000, $352,000, and $359,000 of sub-lease income in fiscal year 2009, 2008 and 2007, respectively.

Retirement Plans

The Company contributed $745,000, $737,000 and $714,000, respectively, in fiscal years 2009, 2008 and 2007 to the 401(k) retirement plan maintained for its employees. In addition, the Company contributed $697,000, $630,000 and $593,000, respectively, in fiscal years 2009, 2008 and 2007 to a Swiss defined contribution plan.

Legal Matters

From time to time in the ordinary course of its business, the Company is involved in various claims, litigation, and other legal actions that are normal to the nature of its business, including with respect to intellectual property, contract, product liability, employment, and environmental matters.

The Company records any amounts recovered in these matters when collection is certain. Liabilities for claims against the Company are accrued when it is probable that a liability has been incurred and the amount can reasonably be estimated. Any amounts recorded are based on periodic reviews by outside counsel, in-house counsel and management and are adjusted as additional information becomes available or assessments change.

While some insurance coverage is maintained for such matters, there can be no assurance that the Company has a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that the Company will have sufficient resources to satisfy any amount due not covered by insurance.

Management is of the opinion that the ultimate resolution of such matters now pending will not, individually or in the aggregate have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows. However, the outcome of legal proceedings cannot be predicted with any degree of certainty.

Some of the Company's more significant pending legal matters are discussed below:

Government Inquiries. In May 2006, the Company received a letter from the SEC requesting that it voluntarily provide information regarding stock options granted since January 1, 1997 as part of an informal inquiry. Additionally, in June 2006, the Company received a Grand Jury subpoena from the United States District Court, Southern District of New York, requesting documents relating to the Company's stock option practices since 1996. The Company responded to these requests in a timely manner and intends to continue to fully cooperate in these inquiries.

In the event that either or both of these investigations leads to action against any of our current or former directors, officers, or employees, or the Company itself, the trading price of the Company's common stock may be adversely impacted. If the Company is subject to adverse findings in either of these matters, it could be required to pay damages or penalties or have other remedies imposed upon it which could have a material adverse effect on its business, financial condition, results of operations and cash flows. In addition, if either or both of these investigations continue for a prolonged period of time, they may have the same impact regardless of the ultimate outcome.

Shareholder Derivative Lawsuit. In fiscal year 2007, the Company was served with five purported shareholder derivative lawsuits making various allegations with respect to stock option improprieties and financial reporting. The Company is named solely as a nominal defendant against whom the plaintiffs sought no monetary recovery. These lawsuits named various current and former directors, officers, and executives as individual defendants from whom various forms of monetary damages are sought.

In the fourth quarter of fiscal year 2008, the Company reached a tentative settlement in the lawsuits and recorded a charge of $1.6 million, which is net of committed insurance proceeds, for the monetary component of the settlement. Final court approval of the settlement occurred on January 12, 2009. All lawsuits have subsequently been dismissed with prejudice following payments by the Company and its insurance carrier of their respective amount per the terms of the settlement.

Class Action Lawsuit. In Re: Semtech Corporation Securities Litigation, United States District Court, Central District of California, Case No. 2:07-CV-07114-CAS. In August 2007, a purported class action lawsuit was filed against the Company and certain current and former officers on behalf of persons who purchased or acquired Semtech securities from September 11, 2002 until July 19, 2006. The case alleges violations of Federal securities laws in connection with the Company's past stock option practices. A very similar lawsuit, filed in October 2007 by another plaintiff, was not served. In February 2008, the Mississippi Public Employees' Retirement System ("MPERS") filed a motion in the US District Court for the Central District of California for consolidation of the cases described above, appointment of MPERS as lead plaintiff, and approval of selection of counsel. The MPERS motion was granted in late March 2008, and a Consolidated Amended Class Action Complaint was filed in May 2008, initiating the consolidated action with MPERS as the lead plaintiff. Most recently, motions to dismiss and for other remedial actions filed by the defendants were heard by the Court on December 15, 2008. The Court granted motions to dismiss in favor of defendants Jason Carlson (former Chief Executive Officer of the Company) and Mohan Maheswaran (current Chief Executive Officer of the Company) regarding claims under Section 10(b) of the Securities Exchange Act of 1934. The Court denied all other motions of all defendants, including other motions to dismiss brought in relation to alternate allegations raised against Messrs. Carlson and Maheswaran, who remain pending as defendants in the matter. The Company is unable to predict the outcome of this litigation.

Environmental Matters. In 2001, the Company was notified by the California Department of Toxic Substances Control ("State") that it may have liability associated with the clean-up of the one-third acre Davis Chemical Company site in Los Angeles, California. The Company has been included in the clean-up program because it was one of the companies that used the Davis Chemical Company site for waste recycling and/or disposal between 1949 and 1990. The Company joined with other potentially responsible parties and entered into a Consent Order with the State that required the group to perform a soils investigation at the site and submit a remediation plan. The State has approved the remediation plan, which completes the group's obligations under the Consent Order. Although the Consent Order does not require the group to remediate the site and the State has indicated it intends to look to other parties for remediation, the State has not yet issued "no further action" letters to the group members. To date, the Company's share of the group's expenses has not been material and has been expensed as incurred.

We have used an environmental firm, specializing in hydrogeology, to perform monitoring of the groundwater at our former facility in Newbury Park, California that we leased for approximately forty years. We vacated the building in May 2002. Certain contaminants have been found in the local groundwater. Monitoring results to date over a number of years indicate that contaminants are from adjacent facilities. There are no claims pending with respect to environmental matters at the Newbury Park site. However, the applicable regulatory agency having authority over the site issued joint instructions in November 2008, ordering the Company and the current owner of the site to perform additional assessments and surveys, and to create ongoing groundwater monitoring plans before any final regulatory action for "no further action" may be approved. The anticipated costs to perform the actions most recently ordered by the regulatory body are not anticipated to be material, and may be jointly shared between the Company and the current owner. It is currently not possible to determine the ultimate amount of future clean-up costs, if any, that may be required of us for this site. Accordingly, no reserve for clean-up has been provided at this time.

Product Warranties

The Company's general warranty policy provides for repair or replacement of defective parts. In some cases a refund of the purchase price is offered. In certain instances the Company has agreed to other warranty terms, including some indemnification provisions.

As of January 25, 2009, the Company's warranty reserve was $50,000, unchanged from fiscal year 2008. No warranty accrual activity was recorded in fiscal year 2009. The product warranty accrual reflects the Company's best estimate of probable liability under its product warranties. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical experience.

If there is a substantial increase in the rate of customer claims, if the Company's estimates of probable losses relating to identified warranty exposures prove inaccurate, or its efforts to contractually limit liability prove inadequate, the Company may record a charge against future cost of sales.

Indemnification

The Company has entered into agreements with its current executive officers and directors indemnifying them against certain liabilities incurred in connection with the performance of their duties. The Company's Certificate of Incorporation and Bylaws contain comparable indemnification obligations with respect to the Company's current directors and employees. Additionally, comparable indemnification agreements and obligations under our Certificate of Incorporation and Bylaws remain in effect for certain former executive officers and directors of the Company, rights under which are being claimed by certain former executives and former directors in relation to the Class Action Lawsuit discussed above.

Note 11. Interest and Other Income, net

Interest and other income, net, consist of the following:

(fiscal years, in thousands)	January 25, 2009	January 27, 2008	January 28, 2007
Interest income	$ 5,677	$ 13,255	$ 13,116
Interest expense	(3)	(11)	(34)
Gain (loss) on sale of assets	(428)	1,392	(39)
Foreign currency transaction gain (loss)	(549)	316	519
Miscellaneous (expense) income	(410)	168	(16)
Interest and other income, net	$ 4,287	$ 15,120	$ 13,546

Note 12. Business Segments and Concentrations of Risk

The Company operates in two reportable segments: Standard Semiconductor Products and Rectifier, Assembly and Other Products.

The Standard Semiconductor Products segment makes up the vast majority of overall sales and includes the power management, protection, advanced communication and sensing product lines. The Rectifier, Assembly and Other Products segment includes the Company's line of assembly and rectifier devices, which are the remaining products from its original founding as a supplier into the military, aerospace and industrial equipment markets.

The Company evaluates segment performance based on net sales and operating income of each segment. Management does not track segment data or evaluate segment performance on additional financial information. As such, there are no separately identifiable segment assets nor are there any separately identifiable statements of income data (below operating income).

The Company does not track or assign assets to individual reportable segments. Likewise, depreciation expense and capital additions are also not tracked by reportable segments.

Net sales and operating income, by segment, were as follows:

Net Sales

(fiscal years, in thousands)	January 25, 2009	January 27, 2008	January 28, 2007
Standard Semiconductor Products	$ 263,119	$ 260,035	$ 236,220
Rectifier, Assembly and Other Products	31,701	24,755	16,318
Net Sales	$ 294,820	$ 284,790	$ 252,538

Operating Income

(fiscal years, in thousands)	January 25, 2009	January 27, 2008	January 28, 2007
Standard Semiconductor Products	$ 30,221	$ 32,793	$ 18,948
Rectifier, Assembly and Other Products	11,670	10,394	4,917
Total Operating Income	$ 41,891	$ 43,187	$ 23,865

Certain corporate level expenses not directly attributable to a reportable segment are allocated to the segments based on percentage of sales. These include expenses associated with matters related to the Company's historical stock option practices, including the now completed restatement of past financial statements and the on-going government inquiries, class action litigation, and recently settled derivative litigation. Included in operating income in fiscal years 2009, 2008 and 2007 for the Standard Semiconductor Products segment is approximately $63,000 (net of a $223,000 insurance recovery received in fiscal year 2009 for certain investigative costs), $2.8 million and 8.7 million, respectively, of expense associated with the SEC's investigation into the Company's historical stock option practices.

Included in operating income for the Standard Semiconductor Products segment for fiscal years 2009, 2008 and 2007 are legal fees incurred by the Company in suing insurance companies to recover amounts associated with the resolution of a past customer dispute. For fiscal year 2009 and 2008 operating income for the Standard Semiconductor Products segment also included settlement recoveries from the above mentioned insurance companies.

A summary of sales activity by region follows. The Company does not track customer sales by region for each individual reporting segment.

Sales by Region
(fiscal years, in thousands)

	January 25, 2009			January 27, 2008			January 28, 2007	
North America	$	72,072	24 %	$	53,367	19 %	$	56,710	23 %
Asia-Pacific		172,054	59 %		186,395	65 %		157,687	62 %
Europe		50,694	17 %		45,028	16 %		38,141	15 %
Total Net Sales	$	294,820	100 %	$	284,790	100 %	$	252,538	100 %

Sales to the Company's customers are generally made on open account, subject to credit limits the Company may impose, and the receivables are subject to the risk of being uncollectible.

Concentration of Net Sales - Key Customers
(percentage of net sales)

	Fiscal Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
Samsung Electronics (and affiliates)	15%	13%	10%
Frontek Technology Corp	13%	16%	12%

Concentration of Accounts Receivable - Key Customers
(percentage of net accounts receivable)

	Fiscal Year Ended	
	January 25, 2009	January 27, 2008
Samsung Electronics (and affiliates)	18%	8%
Frontek Technology Corp	12%	14%

Long-lived assets, net of accumulated depreciation, located within the United States as of January 25, 2009 and January 27, 2008 were approximately $20.8 million and $21.6 million, respectively. Long-lived assets located outside the United States as of January 25, 2009 and January 27, 2008 was approximately $11.0 million and $8.9 million, respectively. Some of these assets are at locations owned or operated by the Company's suppliers. The Company has consigned certain equipment to a foundry based in China to support its specialized processes run at the foundry. The provision of these assets to the wafer foundry is factored into the Company's pricing arrangement with the foundry. The Company has also installed its own equipment at some of its packaging and testing subcontractors in order to ensure a certain level of capacity, assuming the subcontractor has ample employees to operate the equipment.

The Company relies on a limited number of outside subcontractors and suppliers for the production of silicon wafers, packaging and certain other tasks. Disruption or termination of supply sources or subcontractors, due to natural disasters or other causes, could delay shipments and could have a material adverse effect on the Company. Although there are generally alternate sources for these materials and services, qualification of the alternate sources could cause delays sufficient to have a material adverse effect on the Company. Several of the Company's outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Taiwan, Singapore, Thailand, Malaysia, the Philippines, Germany, Israel and Canada. The Company's largest source of silicon wafers is an outside foundry located in China and a significant amount of the Company's assembly and test operations are conducted by third-party contractors in Malaysia, the Philippines and China.

Note 13. Matters Related to Historical Stock Option Practices

Since May 2006, the Company has incurred substantial expenses for legal, accounting, tax and other professional services in connection with matters associated with or stemming from its historical stock option practices. In fiscal years 2009, 2008, and 2007, respectively, approximately $1.6 million (net of insurance recovery of $250,000), $6.2 million and $9.7 million of legal expenses were incurred in relation to these matters. The Company expects to continue to incur significant expense in connection with the on-going government inquiries and class action litigation. These expenses include claims for advancement of legal expenses to current and former directors, officers and executives under pre-existing indemnification agreements and to other current and former employees under the California Labor Code and a resolution of the Board authorizing such advances. See Note 10 for additional information regarding indemnification.

Note 14: Fire at Manufacturing Facility in Reynosa, Mexico

On July 31, 2008, a fire occurred at the Company's Reynosa, Mexico manufacturing facility. As of January 25, 2009, the Company has recorded the following expenses (insurance recoveries) related to the retooling and retrofit of the factory and the write-off of damaged equipment.

(in thousands)	Expense Incurred	Insurance Recovery	Net Expense
SG&A	$ 1,229	$ (370)	$ 859
Other expense, net	208	-	208
	$ 1,437	$ (370)	$ 1,067

As of January 25, 2009, repair, retooling and retrofit activities were substantially complete. The Company does not expect to incur additional significant costs related to this recovery.

The Company is actively seeking recovery under the relevant insurance policies that it maintains for both property damage and business interruption. While the Company expects insurance recoveries to cover most of the costs, only $370,000 of recovery was received in fiscal year 2009.

Note 15: Restructuring Costs

During fiscal year 2009, the Company initiated a restructuring plan within the Standard Semiconductor Products segment to reorganize certain Company operations, consolidate research and development activities and reduce its workforce. The reorganization and consolidation was completed in the second quarter of fiscal year 2009. In fiscal year 2009, the Company recorded costs of $2.3 million for employee severance and other facility consolidation costs.

The following table summarizes the restructuring charge and liability balance included in accrued liabilities and other long-term liabilities on the Consolidated Balance Sheet as of January 25, 2009.

(in thousands)	Restructuring Charge	Asset Writedown	Cash Payments	Balance at January 25, 2009
Severance and benefits	$ 876.3	$ -	$ (876.3)	$ -
Lease termination costs	641.5	-	(206.9)	434.6
Open commitments	294.1	(294.1)	-	-
Asset impairment	486.6	(486.6)	-	-
Other costs	11.7	-	(11.7)	-
	$ 2,310.2	$ (780.7)	$ (1,094.9)	$ 434.6

The outstanding liability for restructuring costs is classified on the Company's Consolidated Balance Sheet as of January 25, 2009 as follows:

(in thousands)	
Accrued liabilities	$ 296.6
Other long-term liabilities	138.0
	$ 434.6

The portion of lease termination costs reflected in other long-term liabilities includes lease payments due within the next one to five years.

Note 16: Deferred Compensation

The Company maintains a deferred compensation plan for certain officers and key executives that allows participants to defer a portion of their compensation for future distribution at various times permitted by the Plan. The Plan provides for a discretionary Company match up to a defined portion of the employee's deferral, with any match subject to a vesting period. Compensation expense under this plan for fiscal years 2009, 2008 and 2007 totaled approximately $466,000 (net of $201,000 of forfeitures), $345,000 (net of $206,000 of forfeitures) and $62,000 (net of $640,000 of forfeitures), respectively.

The Company's liability for deferred compensation under this plan was $5.1 million as of January 25, 2009 and $6.2 million as of January 27, 2008, and is included in other long-term liabilities on the balance sheet and in the table above. The Company has purchased whole life insurance on the lives of certain current and former deferred compensation plan participants. This company-owned life insurance is held in a grantor trust and is intended to cover a majority of our costs of the deferred compensation plan. The cash surrender value of the Company-owned life insurance was $4.4 million as of January 25, 2009 and $6.2 million as of January 27, 2008, and is included in other assets.

Note 17. Selected Quarterly Financial Data (Unaudited)

The following tables set forth our unaudited consolidated statements of income data for each of the eight quarterly periods ended January 25, 2009, as well as that data expressed as a percentage of our net sales for the quarters presented. All quarters presented consisted of thirteen weeks. The sum of quarterly per share amounts may differ from year to date amounts due to rounding.

(in thousands, except per share amounts)	Fiscal Year 2009				Fiscal Year 2008			
	Quarters Ended				Quarters Ended			
	April 27 2008	July 27 2008	October 26 2008	January 25 2009	April 29 2007	July 29 2007	October 28 2007	January 27 2008
Net Sales	$ 74,444	$ 77,960	$ 79,721	$ 62,695	$ 60,566	$ 67,048	$ 78,556	$ 78,620
Cost of Sales	33,653	35,165	37,070	29,345	27,313	30,058	35,695	35,447
Gross Profit	40,791	42,795	42,651	33,350	33,253	36,990	42,861	43,173
Operating costs and expenses:								
Selling, general & administrative	18,621	18,787	19,358	16,124	18,181	17,943	17,764	20,375
Product development & engineering	11,073	10,434	10,127	9,771	10,005	10,581	11,206	11,272
Acquisition related items	273	273	273	273	276	275	276	275
Restructuring charges	2,169	140	-	-	-	-	-	-
(Insurance recovery) legal expenses, net	-	-	-	-	175	324	416	(6,254)
Total operating costs and expenses	32,136	29,634	29,758	26,168	28,637	29,123	29,662	25,668
Operating income	8,655	13,161	12,893	7,182	4,616	7,867	13,199	17,505
Interest and other income, net	1,740	1,241	904	403	5,715	3,542	3,055	2,808
Income before taxes	10,395	14,402	13,797	7,585	10,331	11,409	16,254	20,313
Provision for taxes	2,318	2,738	2,287	1,314	2,400	2,387	284	5,453
Net income	$ 8,077	$ 11,664	$ 11,510	$ 6,271	$ 7,931	$ 9,022	$ 15,970	$ 14,860
Earnings per share:								
Basic	$ 0.13	$ 0.19	$ 0.19	$ 0.10	$ 0.11	$ 0.13	$ 0.25	$ 0.24
Diluted	$ 0.13	$ 0.19	$ 0.19	$ 0.10	$ 0.11	$ 0.13	$ 0.24	$ 0.23
Weighted average number of shares:								
Basic	61,352	61,839	61,233	60,291	72,379	66,984	63,726	62,622
Diluted	62,104	62,584	61,727	60,611	73,593	68,844	66,347	63,536

	Fiscal Year 2009				Fiscal Year 2008			
	Quarters Ended				Quarters Ended			
	April 27 2008	July 27 2008	October 26 2008	January 25 2009	April 29 2007	July 29 2007	October 28 2007	January 27 2008
Net Sales	100%	100%	100%	100%	100%	100%	100%	100%
Cost of Sales	45%	45%	46%	47%	45%	45%	45%	45%
Gross Profit	55%	55%	54%	53%	55%	55%	55%	55%
Operating costs and expenses:								
Selling, general & administrative	25%	24%	24%	26%	30%	27%	23%	26%
Product development & engineering	15%	13%	13%	16%	17%	16%	14%	14%
Acquisition related items	0%	0%	0%	0%	0%	0%	0%	0%
Restructuring charges	3%	0%	0%	0%	0%	0%	0%	0%
(Insurance recovery) legal expenses, net	0%	0%	0%	0%	0%	0%	1%	-8%
Total operating costs and expenses	43%	38%	37%	42%	47%	43%	38%	32%
Operating income	12%	17%	16%	11%	8%	12%	17%	23%
Interest and other income, net	2%	2%	1%	1%	9%	5%	4%	4%
Income before taxes	14%	19%	17%	12%	17%	17%	21%	27%
Provision for taxes	3%	4%	3%	2%	4%	4%	0%	7%
Net income	11%	15%	14%	10%	13%	13%	21%	20%

ITEM 9. CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of January 25, 2009. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were effective in alerting them in a timely manner to material information relating to the Company required to be included in its periodic reports filed with the Securities and Exchange Commission.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management has concluded that as of January 25, 2009 the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this report, has issued an attestation report on our internal control over financial reporting as of January 25, 2009. Ernst & Young LLP's report is included in Item 8 of this report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended January 25, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

We believe that all information that was required to be disclosed in a report on Form 8-K during the fourth quarter of fiscal year 2009 was reported on a Form 8-K during that period.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a written Code of Conduct that applies to everyone in the Company, including our Chief Executive Officer, Chief Financial Officer and Controller. Our Code of Conduct serves as our written code of ethics for those officers, and for persons performing similar functions. See Exhibit 14, which incorporates by reference the copy of our Code of Conduct filed as Exhibit 14 to our Form 10-K for fiscal year 2004. The Code of Conduct is also available at the Corporate Governance section of our website at www.semtech.com. If we make any substantive amendments to the Code of Conduct or grant any waiver, including an implicit waiver, from the Code of Conduct to our Chief Executive Officer, Chief Financial Officer or Controller, we will within four business days of the event disclose the nature of the amendment or waiver on our website or in a report on Form 8-K.

The information relating to our directors, our nominees for directors, and our executive officers pursuant to Items 401; and Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K required by this item will be contained under the caption "Proposal 1: Election of Directors" in our Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 25, 2009, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act and is hereby specifically incorporated by reference thereto.

The information required pursuant to Item 405 of Regulation S-K will be contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Definitive Proxy Statement relating to our annual meeting of stockholders, to be held on June 25, 2009, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act and is hereby specifically incorporated by reference thereto.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this item will appear under the captions "Director Compensation," "Compensation Discussion and Analysis", "Executive Compensation" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 25, 2009, to be filed by us with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this item will appear under the captions "Beneficial Ownership of Securities," and "Securities Authorized for Issuance under Equity Compensation Plans" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 25, 2009, to be filed by us with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this item will appear under the captions "Election of Directors (Proposal Number 1)" "Corporate Governance, Transactions with Related Parties" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 25, 2009, to be filed by us with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required under this item will appear under the captions "Independent Accountant Fees," and"[Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" and related discussion and disclosure thereto, in the Definitive Proxy Statement relating to our annual meeting of stockholders to be held on June 25, 2009, to be filed by us with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, and is hereby specifically incorporated herein by reference thereto.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements, schedules, and reports included in this Form 10-K. are listed in the index under Item 8 in this report.

(a)(2) Schedules other than those listed in Item 8 are omitted since they are not applicable, not required, or the information required to be set forth herein is included in the consolidated financial statements or notes thereto.

SCHEDULE II

SEMTECH CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
THREE YEARS ENDED JANUARY 25, 2009

	Balance at Beginning of Year	Charged (Reversal) to Costs and Expenses	Deductions	Balance at End of Year
Year ended January 28, 2007				
Allowance for doubtful accounts	$ 462,000	$ (121,000)	$ (5,000)	$ 336,000
Year ended January 27, 2008				
Allowance for doubtful accounts	$ 336,000	$ 39,000	$ (6,000)	$ 369,000
Year ended January 25, 2009				
Allowance for doubtful accounts	$ 369,000	$ 477,000	$ (3,000)	$ 843,000

(a)(3) Exhibits. These exhibits are available without charge upon request directed to the Company's Secretary at 200 Flynn Road, Camarillo, CA 93012. Documents that are not physically filed with this report are incorporated herein by reference to the location indicated. Exhibits 10.1 through 10.40 constitute management contracts or compensatory plans or arrangements.

Exhibit No.	Description	Location
3.1	Restated Certificate of Incorporation of Semtech Corporation	Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 26, 2003
3.2	Bylaws of Semtech Corporation	Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2008
10.1	Policy Regarding Director Compensation	Exhibit 10.10 to the Company's Quarterly Report on Form 10 for the quarterly period ended July 29, 2007
10.2	The Company's 1994 Long-term Stock Incentive Plan, as amended	Exhibit 4.1 to the Company's Registration Statement on Form S-8 (333-44033) filed January 9, 1998
10.3	The Company's 1994 Non-Employee Directors Stock Option Plan, as amended	Exhibit 4.1 to the Company's Registration Statement on Form S-8 (333-00599) filed January 31, 1996

10.4	The Company's Long-Term Stock Incentive Plan, as amended and restated	Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007
10.5	The Company's Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan, as amended	Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended October 29, 2006
10.6	Form of Option Agreement for Options Awarded to Non-Employee Directors on December 5, 2002	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2002
10.7	Form of Long-Term Stock Incentive Plan Award Agreement (Non-Employee Directors)	Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 7, 2006
10.8	Form of Long-Term Stock Incentive Plan Award Agreement (Executive Officers)	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 25, 2004
10.9	Form of Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan Award Agreement	Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 25, 2004
10.10	Form of Long-Term Stock Incentive Plan Award Certificate	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended October 29, 2006
10.11	Form of Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan Award Certificate	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended October 29, 2006
10.12	Adoption Agreement adopting The Executive Nonqualified "Excess" Plan (known as the Semtech Executive Compensation Plan) as amended and restated effective January 1, 2005	Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2007
10.13	Amended and Restated Plan Document for The Executive Nonqualified "Excess" Plan (known as the Semtech Executive Compensation Plan), effective January 1, 2005	Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2007
10.14	Trust Agreement dated as of January 1, 2004 between Semtech Corporation and Bankers Trust Company, as Trustee, related to the Semtech Executive Compensation Plan	Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 25, 2004
10.15	Form of Indemnification Agreement for Directors and Executive Officers	Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2005
10.16	Cash Bonus Incentive Plan amended and restated as of January 30, 2006	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 1, 2006
10.17	Semtech Corporation Bonus Plan	Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 28, 2006
10.18	Semtech Corporation Bonus Plan, amended and restated effective January 29, 2007	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 12, 2007
10.19	Employment Offer Letter to Mohan Maheswaran, accepted as of March 12, 2006	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 14, 2006
10.20	Agreement dated April 3, 2006 with respect to inducement award of restricted stock to Mohan Maheswaran	Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 5, 2006
10.21	Option Award Agreement dated April 3, 2006 with respect to time-vested inducement options awarded to Mohan Maheswaran	Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 5, 2006
10.22	Option Award Agreement dated April 3, 2006 with respect to performance-vested inducement options awarded to Mohan Maheswaran	Exhibit 10.3 to the Company's Current Report on Form 8-K filed April 5, 2006
10.23	Employment Offer Letter to Emeka Chukwu, accepted as of November 11, 2006	Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007

10.24	Memo to Emeka Chukwu dated, April 5, 2007	Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007
10.25	Form of Long-Term Stock Incentive Plan Option Award Certificate	Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 12, 2007
10.26	Form of Long-Term Stock Incentive Plan Restricted Stock Award Certificate	Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 12, 2007
10.27	Form of Long-Term Stock Incentive Plan Performance Unit Award Certificate	Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 12, 2007
10.28	Form of Long-Term Stock Incentive Plan Option Award Certificate (Non-Employee Directors)	Exhibit 10.5 to the Company's Current Report on Form 8-K filed June 12, 2007
10.29	Form of Long-Term Stock Incentive Plan Non-Employee Director Stock Unit Award Certificate	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 19, 2007
10.30	Form of Long-Term Stock Incentive Plan Restricted Stock Unit Award Certificate	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 20, 2008
10.31	Semtech Corporation Executive Stock Ownership Guidelines	Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2008
10.32	Semtech Corporation 2008 Long-Term Equity Incentive Plan	Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 2008
10.33	Master Confirmation dated May 30, 2007 between Semtech Corporation and Goldman, Sachs & Co.	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 1, 2007
10.34	Supplemental Confirmation dated May 30, 2007 between Semtech Corporation and Goldman, Sachs & Co.	Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 1, 2007
10.35	Semtech Corporation Chief Executive Officer Bonus Plan	
14	Semtech Corporation Code of Conduct	Exhibit 14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 25, 2004
21.1	Subsidiaries of the Company	
23.1	Consent of Independent Registered Public Accounting Firm	
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 as amended.	
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934 as amended.	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002 (As set forth in Exhibit 32.1 hereof, Exhibit 32.1 is being furnished and shall not be deemed "filed".)	
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002 (As set forth in Exhibit 32.2 hereof, Exhibit 32.2 is being furnished and shall not be deemed "filed".)	

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2009

Semtech Corporation

By: /s/ Mohan R. Maheswaran
Mohan R. Maheswaran
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 24, 2009	/s/ Mohan R. Maheswaran Mohan R. Maheswaran President and Chief Executive Officer Director
Date: March 24, 2009	/s/ Emeka Chukwu Emeka Chukwu Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)
Date: March 24, 2009	/s/ Rockell N. Hankin Rockell N. Hankin Chairman of the Board
Date: March 24, 2009	/s/ Glen M. Antle Glen M. Antle Director
Date: March 24, 2009	/s/ W. Dean Baker W. Dean Baker Director
Date: March 24, 2009	/s/ James P. Burra James P. Burra Director
Date: March 24, 2009	/s/ Bruce C. Edwards Bruce C. Edwards Director
Date: March 24, 2009	/s/ James T. Lindstrom James T. Lindstrom Director
Date: March 24, 2009	/s/ John L. Piotrowski John L. Piotrowski Director
Date: March 24, 2009	/s/ James T. Schraith James T. Schraith Director

SEMTECH CORPORATION
CHIEF EXECUTIVE OFFICER BONUS PLAN

ARTICLE I
PURPOSE OF THE PLAN

This Plan is established to provide a further incentive to the Chief Executive Officer (the "CEO") of Semtech Corporation (the "Company") to promote the success of the Company by providing an opportunity to receive additional compensation for beyond normal expected performance measured against corporate goals. The Plan is intended to achieve the following:

1. Stimulate the CEO to work to meet objectives consistent with enhancing the Company's shareholder value.

2. Facilitate the Company's ability to attract, retain, and motivate the CEO.

3. Help ensure that the CEO is held accountable, and appropriately rewarded, for both organizational and individual performance.

ARTICLE II
DEFINITIONS

1. ANNUAL SALARY -- The regular annualized rate of base salary of the CEO at the time of calculation of the incentive award payment, but excluding any incentive compensation, commissions, over-time payments, option exercise income, the value of restricted stock vesting, retroactive payments not affecting the base salary or applicable to the current year, and any other payments of compensation of any kind.

2. BOARD -- The Board of Directors of the Company.

3. APPROVED BUSINESS PLAN -- The Company's Annual Business Plan.

4. COMMITTEE -- The Compensation Committee of the Board of Directors as from time to time appointed or constituted by the Board of Directors.

5. COMPANY -- Semtech Corporation and those subsidiaries of which it owns directly or indirectly 50% or more of the voting stock or other equity interests.

6. OPERATING INCOME – Operating income of the Company for the fiscal year as calculated under GAAP, with such adjustments (i) to take into account or disregard any items or events that the Committee determines in its discretion to be non-recurring or extraordinary and (ii) as the Committee determines to be necessary to best reflect the operating income from ordinary business operations.

7. PLAN -- This Semtech Corporation CEO Bonus Plan.

8. PLAN YEAR -- The Company's fiscal year which ends on the last Sunday of January of each year.

ARTICLE III
ELIGIBILITY FOR PARTICIPATION

The Company's Chief Executive Officer is the only person eligible to participate in this Plan.

ARTICLE IV
INCENTIVE COMPENSATION PAYMENTS

1. CALCULATION AND AUTHORIZATION OF AWARDS -- Any incentive compensation award (an "Award") under the Plan shall be calculated, under the supervision of the Chief Financial Officer, in accordance with the formula and procedures set forth in Exhibit A hereto and will be recommended to the Committee for its consideration. No Award is payable for any Plan Year unless and until the Committee authorizes the Award.

2. INCENTIVE COMPENSATION FACTORS – Awards under this Plan shall be based on the Company Performance Factors and the Individual Performance Factors that are set forth in the attached Exhibit A.

3. The Committee may change the method for calculating Plan payments at any time prior to the end of a Plan Year.

4. METHOD AND TIME OF PAYMENT

   A. Awards authorized with respect to each Plan Year shall be paid to the CEO in cash following the close of the Plan Year and within two and one-half months after the close of the Plan Year. Awards generally shall be made only to the CEO if he/she is in the employ of the Company on the date of payment or to the estate of or beneficiaries designated by a CEO if the CEO has died at the time of the scheduled payment of any award.

   B. In addition, in its sole discretion the Committee may authorize an award to the CEO if the CEO terminates employment after the close of the Plan Year but before awards are paid or a pro-rated award to the CEO if the CEO terminates employment during a Plan Year.

   C. All Incentive compensation payments shall be made in cash and paid net of any taxes or other amounts required to be withheld.

5. CLAW-BACK RELATING TO FINANCIAL RESTATEMENT – Each Award to the CEO pursuant to the Plan shall be subject to the right of the Company to recover the payment (and reasonable interest thereon) in the event that the Committee determines in good faith that any fraud or misconduct by the CEO has caused or partially caused the need for a material restatement of the Company's financial statements for the Plan Year to which the Plan payment relates. The Committee's decision regarding whether the CEO has forfeited awards is final and binding in the absence of demonstrable fraud or bad faith on the part of the Committee in making such a decision.

6. RIGHTS OF PARTICIPANTS

   A. All Awards are subject to the discretion of the Committee. The CEO shall have no right to require the Committee to authorize Award under the Plan. Even though the CEO's performance may be assessed periodically during the Plan Year and/or the progress of Operating Income, Revenue performance or performance relative to peers may be tracked, all Award are subject to calculation as set forth in Exhibit A and the discretion of the Committee. The mere existence of periodic assessments or tracking does not give the CEO any basis for claiming any incentive compensation under this Plan on a pro rata basis during the Plan Year or otherwise.

   B. Payments properly made under the Plan and distributed to the CEO shall not be recoverable from the CEO by the Company, except as specifically provided under Section 5 of this Article V or as otherwise required by applicable law.

   C. Nothing in this Plan gives the CEO the right to remain in the employ of the Company. Except to the extent explicitly provided otherwise in a then effective writing executed by the CEO and the

Company, the CEO is an at will employee whose employment may be terminated without liability at any time for any reason.

ARTICLE V
ADMINISTRATION

The Plan shall be administered under the direction of the Committee. The Committee shall have the right to construe the Plan, to interpret any provision of the Plan, to make rules and regulations relating to the Plan, and to determine any factual question arising in connection with the Plan's operation after such investigation or hearing as the Committee may deem appropriate. Any decision made by the Committee under the provisions of this Article shall be conclusive and binding on all parties concerned. The Committee may delegate to the officers or employees of the Company the authority to execute and deliver those instruments and documents, to do all acts and things, and to take all other steps deemed necessary, advisable or convenient for the effective administration of this Plan in accordance with its terms and purpose.

ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

The Board or the Committee shall have the unilateral right to terminate or amend this Plan at any time.

ARTICLE VII
EFFECTIVE DATE

This Plan shall be effective beginning with the Company's 2010 fiscal year.

EXHIBIT A
CALCULATION OF CASH BONUS INCENTIVE PROGRAM PAYMENTS

A. AWARD FORMULA

1. It is expected that the business objectives established for this Plan will be accomplished in accordance with the Company's Core Values and Code of Conduct. The CEO's commitment and adherence to the Company's values and ethical standards will be considered in determining awards under this Plan.

2. The CEO's "Target Award" for a Plan Year is determined by multiplying the Annual Salary by the applicable "Target Level" (as determined pursuant to Section B below). The actual amount of an Award payable with respect to a Plan Year shall be as determined in Section A.3 below. However, anything in the Plan to the contrary notwithstanding, in no event shall any Award exceed 200% of the Annual Salary for any given Plan Year.

3. Subject to any discretionary adjustments made pursuant to the Plan and to any limitations contained in the Plan and this Exhibit A, the actual Award amount payable to the CEO for any Plan Year pursuant to the terms of this Plan shall be calculated by multiplying the CEO's Target Award by the sum of

   a. 40% of the Operating Income Performance Factor determined in accordance with Section C and the table in the Operating Income Appendix adopted by the Committee for the applicable Plan Year (with pro rata adjustments being made for whole percentage increments between the levels stated in the table);

   b. 25% of the Revenue Performance Factor determined in accordance with Section D below;

   c. 20% of the Performance Relative to Peers Factor determined in accordance with Section E below; and

   d. 15% of the Individual Performance Factor as defined in Section F below.

4. In the event the Target Level changes during the Plan Year, the Award recommended to the Committee will be based on the Target Level in effect when the calculation is made.

B. TARGET LEVEL

The Target Level shall be set by the Committee at its first regularly scheduled quarterly meeting for the Fiscal Year, subject to change during the Plan Year at the Committee's discretion. The CEO's Target Level for a Plan Year is set forth in the Target Level Appendix established by the Committee for that Plan Year.

C. OPERATING INCOME

After the end of the Plan Year, the Operating Income for the Plan Year, as determined by the Committee, shall be compared against the fiscal year plan targets, and used to determine the Operating Income Performance Factor level to be used pursuant to the table set forth in the Operating Income Appendix established for that Plan Year. Pro rata adjustments will be made for whole percentage increments between the levels stated in the table.

D. REVENUE PERFORMANCE FACTOR

The Revenue Performance Factor for the Plan Year shall be calculated as follows:

Revenue Performance Factor = 100% X (Net Revenue – 4 X Q4 FY2009 Net Revenue) / (ABP Net Revenue – 4 X Q4 FY Net Revenue)

For purposes of the above equation, the following definitions apply:

"Net Revenue" means the Company's Net Revenue for the applicable Plan Year, as determined by the Committee;

FY2009 Net Revenue" means the Company's Net Revenue for the fourth quarter of fiscal year 2009, as determined by the Committee; and

"ABP Net Revenue" means the Company's projected Net Revenue for the applicable Plan Year as set forth in the Approved Business Plan for the applicable Plan Year.

However, the Revenue Performance Factor shall be subject to a maximum of 200%.

E. PERFORMANCE RELATIVE TO PEERS FACTOR

The Performance Relative to Peers Factor will be based on the Company's Revenue Growth and Earnings Per Share Growth, each as determined by the Committee, relative to that of a pre-determined list of peer companies (the "Peer Group"), to be specified at the beginning of each Plan Year, and set forth in the Peer Group Appendix for the applicable Plan Year.

The Performance Relative to Peers Factor will be determined according to the table provided in the Peer Group Appendix.

F. INDIVIDUAL PERFORMANCE FACTOR

After the end of each fiscal year, the CEO's performance will be assessed by the Board (or the Committee to the extent the Board delegates such responsibility to the Committee), based on such factors as the Board (or Committee) may determine to be appropriate (which may include, without limitation, leadership and contribution to the Company). The performance assessment will be considered by the Committee in determining the Individual Performance Factor, which shall be subject to a maximum of 200%.

SEMTECH CORPORATION
CEO BONUS PLAN

APPENDICES

A. OPERATING INCOME APPENDIX FOR FISCAL YEAR 2010

Adopted by the Compensation Committee on March 11, 2009

FY 2010 Plan Achievement	Operating Income Performance Factor
80%	25%
90%	30%
100%	50%
118%	120%
136%	150%
150% or above	200%

For purposes of this Appendix, Operating Income for each fiscal year is as determined by the Committee in accordance with Exhibit A of the Plan.

B. TARGET LEVEL APPENDIX

For Fiscal Year 2010, the CEO's Target Level is 125% of the CEO's annual base salary.

C. PEER GROUP APPENDIX FOR FISCAL YEAR 2010

The Peer Group for Fiscal Year 2010 shall be the following companies:

Monolithic Power Systems. (MPWR)
Linear Technology Corp. (LLTC)
Intersil Corp. (ISIL)
Maxim Integrated Products Inc. (MXIM)
Micrel Inc. (MCRL)
Microsemi Corp. (MSCC)
Fairchild. (FCS)
On semiconductor. (ONNN)
Texas Instruments. (TXN)
Integrated Device Technology (IDTI)

The Performance Relative to Peers Factor for Fiscal Year 2010 will be determined according to the following table:

Company Revenue Growth Ranking, Relative to Peer Group	**Company Earnings Per Share Growth Ranking, Relative to Peer Group**	**Performance Relative to Peers Factor**
Below 50th percentile	Below 50th percentile	0%
Below 50th percentile	At or above 50th percentile	50%
At or above 50th percentile	Below 50th percentile	50%
At or above 50th percentile, but less than 75th percentile	At or above 50th percentile, but less than 75th percentile	100%
At or above 75th percentile	At or above 50th percentile, but less than 75th percentile	150%
At or above 50th percentile, but less than 75th percentile	At or above 75th percentile	150%
At or above 75th percentile	At or above 75th percentile	200%

Exhibit 21.1

Subsidiaries of Semtech Corporation

- Semtech Corpus Christi Corporation (a Texas corporation)
    - Semtech Corpus Christi, S.A. de C.V. (a Mexican corporation)
- Semtech New York Corporation (a Delaware corporation)
- Semtech San Diego Corporation (a California corporation)
- Semtech (International) AG (a Swiss company limited by shares)
    - Semtech France SARL
    - Semtech Germany GmbH
    - Semtech Limited (a private limited company under the Companies Act 1948 to 1967 of the United Kingdom, registered in Scotland)
    - Semtech Neuchâtel SARL (a Swiss limited liability company)
    - Semtech Semiconductor (Shenzhen) Company Limited
    - Swiss Heights SdnBhd

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(i) the Registration Statement on Form S-8 of Semtech Corporation (File No. 033-85156), filed October 14, 1994 with respect to registration of 300,000 shares of the Company's common stock for the Company's 1994 Long-Term Stock Incentive Plan;

(ii) the Registration Statement on Form S-8 of Semtech Corporation (File No. 033-85158), with respect to registration of 100,000 shares of the Company's common stock for the Company's 1994 Non-Employee Directors' Stock Option Plan;

(iii) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-00597), filed January 31, 1996 with respect to registration of 400,000 shares of the Company's common stock for the Company's 1994 Long-Term Stock Incentive Plan;

(iv) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-00599), filed January 31, 1996 with respect to registration of 150,000 shares of the Company's common stock for the Company's 1994 Non-Employee Directors Stock Option Plan;

(v) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-27777) filed May 23, 1997 with respect to registration of 800,000 shares of the Company's common stock for the 1994-Long Term Stock Incentive Plan;

(vi) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-44033), filed January 9, 1998 with respect to registration of 800,000 shares of the Company's common stock for the Company's 1994 Long-Term Stock Incentive Plan;

(vii) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-80319), filed June 9, 1999 with respect to registration of 2,150,868 shares of the Company's common stock for the Company's Long-Term Stock Incentive Plan;

(viii) the Registration Statement on Form S-3 of Semtech Corporation (File No. 333-95183), filed January 21, 2000 with respect to registration of 495,403 shares of the Company's common stock in conjunction with the acquisition of USAR Systems, Incorporated;

(ix) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-50448) filed November 22, 2000 with respect to registration of 4,000,000 shares of the Company's common stock for the Company's Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan;

(x) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-60396) filed May 8, 2001 with respect to registration of 4,000,000 shares of the Company's common stock for the Company's Non-Director and Non-Executive Officer Long-Term Stock Incentive Plan and 200,000 shares of the Company's common stock for Non-Statutory Stock Option Grants made to Directors in December 1997;

(xi) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-118802) filed September 3, 2004 with respect to registration of 550,000 shares of the Company's common stock for Non-Qualified Stock Option Grants made to certain executive officers in November 2002 and April 2004;

(xii) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-118804) filed September 3, 2004 with respect to registration of 4,902,200 shares of the Company's common stock for the Company's Long-Term Stock Incentive Plan;

(xiii) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-142151) filed April 16, 2007 with respect to registration of 3,097,800 shares of the Company's common stock for the Company's Long-Term Stock Incentive Plan;

(xiv) the Registration Statement on Form S-8 of Semtech Corporation (File No. 333-142153) filed April 16, 2007 with respect to registration of 600,000 shares of the Company's common stock for Non-Qualified Stock Option Grants and Restricted Stock Awards to Chief Executive Officer Maheswaran; and

(xv) The Registration Statement on Form S-8 of Semtech Corporation (File No. 333-152939) filed August 11, 2008 with respect to registration of 11,791,337 shares of the Company's common stock for the Company's 2008 Long-Term Equity Incentive Plan.

of our reports dated March 20, 2009, with respect to the consolidated financial statements and financial statement schedule of Semtech Corporation, and the effectiveness of internal control over financial reporting of Semtech Corporation, included in this Annual Report (Form 10-K) for the year ended January 25, 2009.

/s/ Ernst & Young LLP

Westlake Village, California
March 20, 2009

Exhibit 31.1

CERTIFICATION

I, Mohan R. Maheswaran, certify that:

1. I have reviewed this annual report on Form 10-K of Semtech Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2009

/s/ Mohan R. Maheswaran

Mohan R. Maheswaran
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Emeka Chukwu, certify that:

1. I have reviewed this annual report on Form 10-K of Semtech Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2009

/s/ Emeka Chukwu

Emeka Chukwu
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Semtech Corporation (the "Company") on Form 10-K for the fiscal year ended January 25, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mohan R. Maheswaran, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2009

/s/ Mohan R. Maheswaran

Mohan R. Maheswaran
Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Semtech Corporation and will be retained by Semtech Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The information contained in this Exhibit 32.1 is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Exhibit 32.1 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference to this Exhibit 32.1 in such filing.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Semtech Corporation (the "Company") on Form 10-K for the fiscal year ended January 25, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Emeka Chukwu, Chief Financial Officer, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2009

/s/ Emeka Chukwu

Emeka Chukwu
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Semtech Corporation and will be retained by Semtech Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The information contained in this Exhibit 32.2 is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Exhibit 32.2 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference to this Exhibit 32.2 in such filing.

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Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held June 25, 2009

To our Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders of Semtech Corporation will be held at the Hyatt Westlake Plaza, 880 South Westlake Boulevard, Westlake Village, California 91361 on Thursday, June 25, 2009 at 11:00 a.m., Pacific Daylight Savings time. The purposes of the meeting are to:

1. elect nine Directors from the candidates nominated by the Company's Board of Directors to hold office until the next annual meeting or until their successors are duly elected and qualified;

2. consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accountant for the Company for fiscal year 2010; and

3. transact any other business which may properly come before the Annual Meeting or any adjournment or postponements thereof.

The record date for the determination of the stockholders entitled to notice of and to vote at the Annual Meeting was the close of business on May 1, 2009. Holders of a majority of the outstanding stock must be present in person or by proxy in order for the meeting to be held.

IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY WHICH MAY BE REVOKED AT ANY TIME PRIOR TO ITS USE. A return envelope is enclosed for your convenience.

The Proxy Statement, proxy, and the Company's Annual Report to Stockholders are being mailed on or about May 22, 2009.

Rv Order of the Board of Directors

Randall H. Holliday
Secretary

May 22, 2009
Camarillo, California

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on June 25, 2009: The Proxy Statement and the Company's Annual Report for fiscal year 2009 are available at https://materials.proxyvote.com/816850

DIRECTIONS FOR ATTENDING THE 2009 ANNUAL MEETING

We will hold the 2009 Annual Meeting at the Hyatt Westlake Plaza, 880 South Westlake Boulevard, Westlake Village, California 91361.

For stockholders of record, the detachable portion of your proxy card is your ticket to the 2009 annual meeting. Please present your ticket when you reach the registration area at the 2009 Annual Meeting.

For stockholders who hold shares through a brokerage firm, bank or other holder of record, please use a copy of your latest account statement showing your investment in our common shares as your admission ticket for the meeting. Please present your account statement to one of our representatives at the 2009 Annual Meeting. Please note that you cannot vote your shares at the 2009 Annual Meeting unless you have obtained a legal proxy from your broker, bank or other stockholder of record. A copy of your account statement is not sufficient for this purpose.

Directions to the Hyatt Westlake Plaza


118
RONALD REAGAN LIBRARY
23
WESTLAKE BLVD.
(WESTLAKE BLVD. OFF RAMP)
LAX/BURBANK AIRPORT
SANTA BARBARA
CIVIC ARTS PLAZA
VENTURA FRWY. 101
(WESTLAKE BLVD. OFF RAMP)
HYATT WESTLAKE PLAZA
TOWNSGATE RD.
LINDERO CANYON RD.
MALIBU CANYON RD.
DECKER CANYON RD.
LOS ANGELES
N
PACIFIC COAST HWY.
PACIFIC OCEAN

SEMTECH CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
June 25, 2009

PROXY STATEMENT

The Board of Directors ("Board") of Semtech Corporation (the "Company" or "we"), 200 Flynn Road, Camarillo, California, 93012-8790, furnishes this Proxy Statement in connection with its solicitation of proxies to be voted at the Annual Meeting of Stockholders ("Annual Meeting") to be held at the Hyatt Westlake Plaza, 880 South Westlake Boulevard, Westlake Village, California 91361 on Thursday, June 25, 2009 at 11:00 a.m., Pacific Daylight Savings Time, or at any adjournments or postponements thereof.

We began mailing our proxy materials to stockholders on or about May 22, 2009.

What am I voting on and what are the Board's recommendations?

Number	Proposal	Board's Recommendation
1	To elect nine directors to hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The nominees are: Mr. Glen M. Antle Mr. W. Dean Baker Mr. James P. Burra Mr. Bruce C. Edwards Mr. Rockell N. Hankin Mr. James T. Lindstrom Mr. Mohan R. Maheswaran Gen. John L. Piotrowski USAF (Ret.) Mr. James T. Schraith	**For** the election of each of the nominees
2	To ratify the appointment of Ernst & Young LLP as the independent registered public accountant for the Company for fiscal year 2010	**For** ratification for fiscal year 2010

Who is entitled to vote?
Stockholders as of the close of business on May 1, 2009 (the "Record Date") are entitled to vote and are entitled to attend the Annual Meeting. Each stockholder is entitled to one vote for each share of common stock held on the Record Date. Stockholders do not have the right to cumulate votes.

Who are the largest principal shareholders?
The table under "Beneficial Ownership of Securities" sets forth each owner of greater than 5% of the Company's common stock.

What percentages of stock do the directors and officers own?
Together, they own about 5.2% of Semtech common stock as of May 1, 2009. See "BENEFICIAL OWNERSHIP OF SECURITIES" table below in this Proxy Statement.

What does it mean if I get more than one proxy card?
It means you hold shares registered in more than one account. You must return all proxies to ensure all your shares are voted.

How do I vote?
Recordholders: Indicate your voting preferences on the proxy card, sign and date it, and return it in the prepaid envelope. If you return a signed proxy card but do not indicate your voting preferences, we will vote FOR all proposals on your behalf. You have the right to revoke your proxy any time before the meeting by (1) notifying the Company's Secretary, or (2) returning a later-dated proxy. You may also revoke your proxy by voting in person at the meeting.

If you hold Semtech shares in "street name": Your broker, bank, or other nominee will ask for your instructions, generally by means of a voting instruction form. If you do not provide voting instructions to your broker or other nominee, your shares will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. Brokers generally have discretionary authority to vote on the election of directors (Proposal 1) and the ratification of independent public accountants (Proposal 2).

How are the votes counted?
A "broker non-vote" occurs when a bank, broker, or other record holder of the Company's shares does not vote on a proposal because it does not have discretionary voting authority and it has not received instructions from the beneficial owner on how to vote on the proposal. Abstentions and "broker non-votes" are counted in determining the number of shares present and voting, with each tabulated separately. Abstentions are counted in tabulations of votes cast on proposals presented to the stockholders, whereas broker non-votes are not counted for purposes of determining whether a proposal has been approved.

What constitutes a quorum?
As of the Record Date, 61,024,810 shares of the Company's common stock were issued and outstanding. The presence, either in person or by proxy, of the holders of a majority of these outstanding shares is necessary to constitute a quorum for the Annual Meeting. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum.

How many votes are needed for approval of each item?
Proposal 1. Directors will be elected by a plurality of the votes cast in person or by proxy, meaning the nine nominees receiving the most votes will be elected directors. A stockholder may not cumulate his or her votes for individual directors.

Proposal 2: The selection of our independent registered public accountant will be ratified if a majority of the votes present in person or by proxy and entitled to vote on the matter are voted in favor of the proposal.

Who will count the vote?
BNY Mellon Shareowner Services will tabulate the votes and act as inspector of election.

Who pays for the cost of this proxy solicitation?
The Company pays for the cost of soliciting proxies on behalf of the Board. The Company also will reimburse brokerage firms and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy material to beneficial owners. Proxies may be solicited by mail, telephone, other electronic means or in person. Proxies may be solicited by directors, officers, and regular employees of the Company, none of whom will receive any additional compensation for their services.

How can I obtain a copy of the Company's Annual Report?
We will promptly provide, upon written or oral request and without charge, a copy of the Company's annual report on Form 10-K for the fiscal year ended January 25, 2009, including financial statements and financial statement schedules ("FY2009 Form 10-K"), to any person whose proxy is solicited by this statement or any beneficial owner of our common stock. Requests should be directed to Randall H. Holliday, Secretary, 200 Flynn Road, Camarillo, California 93012-8790, telephone (805) 498-2111. Any stockholder desiring additional proxy materials, a copy of any other document incorporated by reference in this proxy statement, or a copy of the Company's Bylaws should similarly contact the Secretary.

How many copies of the proxy statement will I receive if I share my mailing address with another security holder?
Unless we have been instructed otherwise, we are delivering only one proxy statement to multiple security holders sharing the same address. We will however, deliver promptly a separate copy of this proxy statement to a security holder at a shared address to which a single copy of this proxy statement was delivered, upon written or oral request. You may direct this request to Randall H. Holliday, Secretary, 200 Flynn Road, Camarillo, California 93012-8790, telephone (805) 498-2111. If you share an address with another stockholder and wish to receive a single copy of this proxy statement, instead of multiple copies, you may direct this request to us at the address or telephone number listed above. Stockholders who hold shares in "street name" may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Where can I find general information about the Company?
General information about us can be found on our website at www.semtech.com. The information on our website is for information only and should not be relied on for investment purposes. The information on our website is not incorporated by reference into this Proxy Statement and should not be considered part of this or any other report filed with the Securities and Exchange Commission ("SEC"). We make available free of charge, either by direct access on our website or a link to the SEC website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Our reports filed with, or furnished to, the SEC are also available directly at the SEC's website at www.sec.gov.

ELECTION OF DIRECTORS
(Proposal Number 1)

Nine directors are to be elected at the Annual Meeting, each to serve until the following annual meeting or until a successor is elected and qualified. All of the nominees were elected to their present terms of office by the stockholders, have consented to be named, and have indicated their intent to serve if elected. Unless a proxy directs otherwise, it is intended that the proxies solicited by management will be voted for the election of the nominees listed in the following table. If any nominee should refuse or be unable to serve, the proxyholders will vote the shares for such other person, if any, as shall be designated by the Board.

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW

Name, Age as of June 25, 2009, and Positions	Principal Occupation, Business Experience, and Directorships
Rockell N. Hankin Age 62 Director since 1988, Chairman since 2006 *Finance Committee* *Nominating & Governance Committee*	Private Investor January 2006 to date. Chief Executive Officer and Principal, Hankin & Co., a diversified business advisory and investment banking firm from June 1986 through December 2005. Director of three private companies. Vice Chair of the Kavli Foundation. Mr. Hankin speaks regularly on corporate governance issues at the Duke Capital Markets Director's Education Institute, UCLA's Director Certification Program and various other corporate governance programs.
James P. Burra Age 66 Director since 1991, Vice Chair since 2007 *Audit Committee Chair*	Chief Executive Officer and majority owner of Endural LLC., a manufacturer of a proprietary line of vacuum formed, high density polyethylene containers, since October 2006 and Chief Executive Officer of its predecessors since 1989. Director of Earl Scheib, Inc., an operator of retail automobile paint and body shops. Former director of Hoover Group, Inc., former parent of Endural.
Glen M. Antle Age 70 Director since 2002 *Compensation Committee* *Nominating & Governance Committee*	Chairman of the Board of Directors of Trident Microsystems, Inc., a company that designs, develops, and markets integrated circuits, since November 2006. Acting CEO of Trident November 2006 to October 2007. Chairman of the Board of Directors of Quickturn Design Systems, Inc., an electronic design automation company, from June 1993 to June 1999. Co-founded ECAD, Inc., now Cadence Design Systems, Inc., and served as Chief Executive Officer and Chairman of its Board of Directors 1982 to 1988. Director of Trident Microsystems, Inc since 1992 and Chairman of the Board since November 2006.
W. Dean Baker Age 66 Director since 2006 *Compensation Committee Chair*	President of NanoPrecision Holding Company, a privately held company engaged in the development and manufacture of ultra-precision machined mechanical components, since October 2007. Consultant to firms in the technology sector on program reviews as well as evaluations of technical, management, and strategic matters since 1999. Previously served in a variety of leadership positions at Northrop Grumman Corporation, a leading defense contractor, including Vice-President and General Manager of the Defensive Systems Division, Vice-President and General Manager of Combat Support Systems, and Vice-President and TSSAM Program Manager for the Aircraft Division. Director of NanoPrecision Holding Company and its wholly-owned subsidiary, NanoPrecision Products, Inc., and Data Display Products, a privately held provider of custom LED lighting products.

Bruce C. Edwards
Age 55
Director since 2006
Audit Committee
Finance Committee

Executive Chairman Emeritus of Powerwave Technologies, Inc., a leading supplier of antenna systems, base station subsystems and coverage solutions to the wireless communications industry, since November 2007 and Executive Chairman February 2005 through November 2007. Chief Executive Officer of Powerwave February 1996 through February 2005. Previously held executive and financial positions at AST Research, Inc, a personal computer company, AMDAX Corporation, a manufacturer of RF modems, and public accounting firm Arthur Andersen and Co.

Director of Emulex Corp.

James T. Lindstrom
Age 63
Director since 2002
Audit Committee
Nominating & Governance Committee Chair

Chief Financial Officer of eSilicon Corporation, a company that designs and manufactures custom semiconductor chips, since March 2005. Independent consultant from August 2004 to March 2005. From August 2002 through August 2004, Chief Financial Officer of AmmoCore Technology, Inc., a provider of design implementation solutions for the rapid delivery of complex deep sub-micron system ICs. Previously Vice President, Finance and Administration and Chief Financial Officer of Silicon Perspective Corp., which merged with Cadence Design Systems, and Vice President, Chief Operating Officer of Lexra, Inc., a supplier of microprocessor cores designed for the embedded system-on-a-chip market.

Director of Lexra, Inc., a private company.

Mohan R. Maheswaran
Age 45
Director since 2006

President and Chief Executive Officer of the Company since April 2006. He was Executive Vice President and General Manager of Intersil Corporation, a company that designs and manufactures analog semiconductors, from June 2002 until March 2006, responsible for managing and overseeing the design, development, applications and marketing functions for Intersil's Analog Signal Processing Business unit. From June 2001 to May 2002, Vice President of Marketing, Business Development and Corporate Strategy for Elantec Semiconductor, Inc., a company that designed and manufactured analog integrated circuits before its acquisition by Intersil in May 2002. Previously employed by Elantec Semiconductor as Vice President of Business Development and Corporate Strategy; by Allayer Communications, a communications IC startup acquired by Broadcom; and by IBM Microelectronics, Texas Instruments, Hewlett Packard and Nortel Communications.

Mr. Maheswaran may terminate his employment with the Company and be entitled to severance benefits if the Company fails to nominate him to stand for election as a director for so long as he is its Chief Executive Officer and an incumbent director, unless such nomination is prohibited by law or by any applicable listing standard. See "Potential Payments Upon Termination or Change in Control" below.

John L. Piotrowski USAF (Ret.)
Age 75
Director since 2002
Compensation Committee

President and Chief Executive Officer of Aerospace and Management Consulting, an aerospace and technology consulting company, since 1991. Consultant on National Security Programs to aerospace corporations, Senior Advisor to aerospace corporations, the Air Force Research Lab, Joint National Integration Facility (JNIC), the Ground Based Midcourse Ballistic Missile Defense Program Manager, and Missile Defense Agency. Vice President of Science Applications International Corporation (SAIC) from 1995 through January 2000, then consulting employee of SAIC until retirement in February 2004. Previously, a member of the Defense Science Board and consultant and advisor for Lawrence Livermore National Lab and Los Alamos National Lab. Retired from the United States Air Force in 1990 after serving as Commander-in-Chief (CINC) North American Aerospace Defense (NORAD) Command and CINC U.S. Space Command and Vice Chief of Staff.

James T. Schraith
Age 51
Director since 1995
Finance Committee Chair

President of BoardEvals, a privately held company engaged in software development and consulting focused on corporate and non-profit governance since August 2008. Additionally, a venture partner with DFJ Frontier, a venture capital limited partnership since May, 2004. Previously held executive positions with Quantum Corp., a computer storage company, Compaq Computer and AST Research, personal computer companies and Schlumberger Ltd., a diversified electronics and oil field services company.

Director of Clear Access, Inc., a private company. Former director of eCullet, Inc., Mutant Logic, Inc., Sierra Logic, Inc., Scope iT, Achievo Corp., JWire, Inc., Schilling Robotics, VisualCalc, Inc. and several other public and private technology companies.

CORPORATE GOVERNANCE

Code of Conduct

The Board has adopted a written Code of Conduct that applies to our directors and everyone in the Company, including our Chief Executive Officer and our Chief Financial Officer. The Code of Conduct, which is the Company's written code of ethics under NASDAQ and SEC rules, expresses the Company's commitment to the highest standards of ethical business conduct.

Corporate Governance Guidelines

The Board has adopted written Corporate Governance Guidelines that set forth key principles that guide its actions. Some of these principles are discussed below.

Independence

Our Board has determined that all current directors, other than Mr. Maheswaran, are independent under applicable NASDAQ and SEC rules, and the Board is comprised of a majority of independent directors. The Board determined that Mr. Maheswaran does not meet the independence standards due to his employment by the Company.

Evaluation of Chief Executive Officer Performance

In concert with our Compensation Committee per that Committee's charter, the Board of Directors oversees and evaluates the performance of the Chief Executive Officer on an ongoing basis. Such evaluation includes regular assessment of his performance against goals and objectives established in connection with his compensation programs, as well as his overall performance in leading and managing the Company.

Transactions with Related Parties

We have adopted a written Related-Person Transaction Policy, approved by the Audit Committee and the Board, which provides guidelines for the disclosure, review, ratification and approval of transactions with our directors, executive officers, 5% shareholders and their immediate family members in which the amount involved exceeds or reasonably can be expected to exceed $120,000. The policy supplements our other policies or procedures that may be applicable to a transaction, including our Code of Conduct. Under the Code of Conduct, all directors and employees are expected to avoid actual or apparent conflicts between personal interests and Company interests. The policy is administered by the Audit Committee and related-person transactions must be terminated unless approved or ratified by the Audit Committee in accordance with the terms of the policy. In making its determination, the Audit Committee is to take into account all relevant factors and material facts it deems significant and consider, including:

- the size and materiality of the transaction and the amount of consideration payable to the related-person;
- the nature of the interest of the related-person;
- whether the transaction may involve a conflict of interest;
- whether the transaction involves the provision of goods or services to the Company that are readily available from unaffiliated third parties upon better terms;
- whether there are business reasons to enter into the transaction; and
- whether the transaction is fair to the Company.

Meetings

Directors are expected to devote sufficient time to the Board and its committees to carry out their duties and responsibilities effectively. It is expected that each director will be available to attend all meetings of the Board and any committees on which the director serves, as well as the Company's annual meeting of shareholders. During the Company's last fiscal year, the Board held six regularly scheduled meetings, two special meetings and 31 committee meetings. Each of the incumbent directors attended 75% or more of the aggregate of the meetings of the board and the meetings of the committees of the board on which he served. As is our practice, the independent directors met in an executive session without management present at several of these meetings, including at three board meetings and two committee meetings. It is the policy of the Company that all of the directors attend the Annual Meeting of Stockholders unless important personal reasons prohibit it. All of our directors attended last year's meeting, held in June 2008, with the exception of Mr. Antle.

Continuing Education
Each director is expected to take steps reasonably necessary to enable the director to function effectively on the Board and Committees on which the director serves, including becoming and remaining well informed about the Company, the industry, and business and economic trends affecting the Company. Each director is also expected to take steps reasonably necessary to keep informed on principles and practices of sound corporate governance. The Company provides each director with membership in the National Association of Corporate Directors ("NACD") and each director is required to attend, at the Company's expense, an accredited director education program at least once every two years. Since the last annual meeting, all of our directors, with the exception of Mr. Maheswaran, have fulfilled or exceeded this requirement through participation in programs sponsored by prominent universities, the NACD, and other professional organizations.

Committees
The Board has an Audit Committee, Compensation Committee, Finance Committee, and Nominating and Governance Committee. Committee assignments and designations of committee chairs are made annually by a vote of the Board at the annual organizational meeting of directors held in conjunction with the Annual Meeting of Stockholders. All committees are authorized to engage advisors as deemed necessary to carry out their duties and each committee is charged with conducting an annual self-evaluation and assessment of its charter. Current committee assignments are set forth in the following table.

Director	Audit	Compensation	Finance	Nominating and Governance
Rockell N. Hankin Chairman of the Board			Member	Member
James P. Burra Vice Chairman of the Board	Chair			
Glen M. Antle		Member		Member
W. Dean Baker		Chair		
Bruce C. Edwards	Member		Member	
James T. Lindstrom	Member			Chair
John L. Piotrowski		Member		
James T. Schraith			Chair	
Number of meetings during FY09	9	11	6	5

Audit Committee
The Board has determined that each member of the Audit Committee is independent as defined by NASDAQ and SEC rules applicable to audit committee members, financially sophisticated as defined by NASDAQ rules, and an audit committee financial expert as defined by SEC rules.

The Audit Committee's responsibilities are set forth in a written charter and include appointing and overseeing the engagement of the Company's independent registered public accounting firm; reviewing the scope and results of the audit conducted by the independent accountant; reviewing the Company's significant accounting policies; overseeing the Company's internal audit function; reviewing the independent accountant's assessment of the adequacy of the Company's internal controls over financial reporting; and reviewing and approving the financial statements to be included in the Company's Annual Report on Form 10-K. The Audit Committee meets periodically with the Company's independent accountant without the presence of Company management. The Audit Committee has also been designated by the Board to serve as the Company's Qualified Legal Compliance Committee, within the meaning of Section 205 of the SEC's Standards of Professional Conduct for Attorneys.

The Audit Committee has also adopted a policy regarding pre-approval of services to be provided by the Company's independent registered public accountant, which is described below under the heading "POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES," and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, which are described below under the heading "CONTACTING THE BOARD OF DIRECTORS".

Compensation Committee
The Compensation Committee's written charter requires that it consist of no fewer than three Board members who satisfy the independence requirements of NASDAQ and applicable law. At all times during fiscal 2009, the Compensation Committee consisted of at least three Board members, each of whom the Board has affirmatively determined satisfies these independence requirements. The Compensation Committee Charter sets forth the purpose and responsibilities of the Compensation Committee, which include reviewing and approving goals and objectives for Mr. Maheswaran, our CEO, and evaluating his performance against those goals and objectives, determining (or recommending to the Board for determination) all elements of his compensation and that of our other executive officers, reviewing the Company's management development programs and succession plans, overseeing and periodically reviewing the operation of the Company's incentive programs and benefit plans, carrying out all responsibilities and functions assigned to it by the documents governing the Company's incentive programs and benefit plans, making and approving equity awards, and reviewing and making recommendations to the Board with respect to compensation for non-employee directors.

Finance Committee
By written charter, the Finance Committee is charged with advising the Board on matters of finance, including assisting the Board in setting policies governing the strategic investment in, or acquisition of, securities or other assets; advising with respect to the capital structure of the Company, including the issuance of both debt and equity securities; and advising with respect to the Company's dividend policy.

Nominating and Governance Committee
The Nominating and Governance Committee's written charter charges it with assisting the Board by identifying and evaluating individuals qualified to become members of the Board and recommending director nominees to the Board for selection. This committee is also responsible for making recommendations regarding the size of the Board, the Board offices of Chair and Vice Chair, the number and nature of the Board's committees, member assignments and rotation, and committee chairs; overseeing the evaluation of the Board; and making recommendations regarding corporate governance matters. The Board has determined that each member of the Nominating and Governance Committee is independent as defined by NASDAQ rules.

Corporate Governance Materials
The following materials are available on the Company's website at www.semtech.com or by sending a request for a paper copy to the Company Secretary at the Company's headquarters at 200 Flynn Road, Camarillo, California, 93012-8790.

- Bylaws
- Code of Conduct
- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation Committee Charter
- Finance Committee Charter
- Nominating and Governance Committee Charter
- Director Nominations Policy
- Director Compensation Policy
- Related Persons Transaction Policy
- Board Committee Assignments

CONTACTING THE BOARD OF DIRECTORS

General Business Matters
Our Annual Meeting provides an opportunity for stockholders to speak directly with the Board regarding appropriate matters. Stockholders also may communicate with the Board, or any committee or director, about Company business by writing to such party in care of the Company's Secretary at the Company's headquarters at 200 Flynn Road, Camarillo, California, 93012-8790. Security holders are encouraged to include evidence of their holdings with their communications. The Company's Secretary will forward communications as applicable to the Chairman of the Board, Committee Chair, or individual named director if a communication is directed to an individual director. Any communication deemed to involve an accounting matter will be sent to the Chair of the Audit Committee. The foregoing process is in accordance with the process adopted by a majority of the independent members of the Board, which includes procedures for collecting, organizing, and otherwise handling such communications.

Accounting Matters
The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters ("Accounting Matters"). Employees with concerns regarding Accounting Matters may report their concerns in writing to our Chief Financial Officer, Chief Executive Officer or the General Counsel. Employees may also report concerns regarding Accounting Matters anonymously directly to the Audit Committee via the on-line confidential reporting system maintained by the Company. Non-employee complaints regarding Accounting Matters may be reported by writing to the Audit Committee c/o the Secretary at the Company's headquarters at 200 Flynn Road, Camarillo, California 93012-8790.

DIRECTOR NOMINATIONS

Board Membership Qualifications
All persons nominated to serve as a director of the Company should possess the minimum qualifications as determined by our Board of Directors. The qualifications noted below are not exhaustive. The Nominating and Corporate Governance Committee will also consider the contributions that a candidate can be expected to make to the Board based upon the totality of the candidate's credentials, experience and expertise, the composition of the Board at the time, and other relevant circumstances.

Key qualifications include:

- Integrity. All candidates must be individuals of personal integrity and ethical character.
- Absence of Conflicts of Interest. Candidates should not have any interests that would materially impair his or her ability to (i) exercise independent judgment, or (ii) otherwise discharge the fiduciary duties owed as a director to the Company and its shareholders.
- Fair and Equal Representation. Candidates must be able to represent fairly and equally all shareholders of the Company without favoring or advancing any particular shareholder or other constituency of the Company.
- Achievement. Candidates must have demonstrated achievement in one or more fields of business, professional, governmental, community, scientific or educational endeavor.
- Oversight. Candidates are expected to have sound judgment, based on management or policy-making experience that demonstrates an ability to function effectively in an oversight role.
- Business Understanding. Candidates must have a general appreciation regarding major issues facing public companies of a size and operational scope similar to the Company, including regulatory obligations and governance concerns of a public issuer; strategic business planning; competition in a global economy; and basic concepts of corporate finance.
- Available Time. Candidates must be prepared to devote adequate time to the Board and its committees. It is expected that each candidate will be available to attend all meetings of the Board and any committees on which the candidate will serve, as well as the Company's annual meeting of shareholders.

Evaluation of Nominees
The Nominating and Corporate Governance Committee will identify potential candidates for Board membership, when applicable, through professional search firms and/or personal referrals. Candidacy for Board membership requires the final approval of the full Board. Each year, the Board proposes a slate of nominees to the stockholders, who elect the members of the Board at the Annual Meeting of Stockholders. Stockholders may also propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information regarding proposed candidates to the Corporate Secretary in accordance with the procedure for submitting stockholder nominations set forth in this Proxy Statement. Candidates (including those proposed by our stockholders) are evaluated by the Nominating and Corporate Governance Committee through recommendations, resumes, personal interviews, reference checks and other information deemed appropriate by the Committee.

Recommendation of a Director Candidate for Consideration by the Nominating and Governance Committee
The Nominating and Governance Committee will consider recommendations for director nominations submitted by stockholders. Submissions for the 2010 Annual Meeting must be received no later than April 7, 2010; must otherwise be made in accordance with our Director Nominations Policy; and must include all information specified in that policy. The Nominating and Governance Committee will only consider candidates who satisfy the Company's minimum qualifications for director, as set forth in our Director Nomination Policy, including that directors represent the interests of all stockholders. One of the factors that will be taken into account in considering a stockholder recommendation is the size and duration of the recommending stockholder's ownership interest in the Company and whether the stockholder intends to continue holding that interest through the annual meeting date. Stockholders should be aware that it is the general policy of the Company to re-nominate qualified incumbent directors.

Direct Nomination of a Director Candidate
Under the Company's Bylaws, director nominations will be considered untimely and ineligible to come properly before the Company's 2010 Annual Meeting if notice of such nomination is not received by the Company by April 7, 2010. A stockholder making a director nomination must be a stockholder of record on the date the required notice is given to the Company and on the record date for the meeting. The required notice must be submitted in writing to the Company's Secretary at the Company's headquarters at 200 Flynn Road, Camarillo, California 93012-8790 and must contain the following information:

(a) as to each person whom the stockholder proposes to nominate for election as a director:

- (i) the name, age, business address, residence address, and principal occupation or employment of the person,
- (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person,
- (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person(s) (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and
- (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement, if any, as nominee and to serving as a director if elected); and

(b) as to such stockholder giving notice:

- (i) the name and record address of the stockholder who intends to make the proposal and the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder,
- (ii) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to introduce the business specified in the notice,
- (iii) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting,
- (iv) any material interest of the stockholder in such business, and
- (v) any other information that is required to be provided pursuant to Regulation 14A under the Exchange Act.

STOCKHOLDER PROPOSALS

Stockholder Proposals to be included in Next Year's Proxy Statement
The Company must receive stockholder proposals for the 2010 Annual Meeting no later than January 22, 2010 in order to be considered for inclusion in the Company's proxy materials. Stockholder proposals must be submitted in writing to the Company's Secretary at the Company's headquarters at 200 Flynn Road, Camarillo, California 93012-8790.

Other Stockholder Proposals for Presentation at Next Year's Annual Meeting
Under the Company's Bylaws, proposals by stockholders submitted outside the process of Rule 14a-8 under the Securities Exchange Act of 1934 will be considered untimely and ineligible to come properly before the Company's 2010 Annual Meeting if notice of such proposal is not received by the Company by April 7, 2010. The proposal must be a proper matter for stockholder action under Delaware law and the stockholder bringing the proposal must be a stockholder of record on the date the required notice of the proposal is given to the Company and on the record date for the meeting. The required notice must be submitted in writing to the Company's Secretary at the Company's headquarters at 200 Flynn Road, Camarillo, California 93012-8790 and must contain the information set forth in section (b) of "Direct Nomination of a Director Candidate" above.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION POLICY

Our directors who are not also employed by the Company ("Non-Employee Directors") receive a cash retainer for their services based on their position on the board, their committee service, and their position within any committee. Our Non-Employee Directors also receive equity-based compensation.

Cash Retainer Fees.
Since July 1, 2007, the cash retainer fees for Non-Employee Directors are as follows:

Description	Annual Retainer
Annual Retainer	$45,000
Additional Retainer for Chairman of the Board	$50,000
Committee Chair Retainer (Standing Committees)	
Audit Committee	$20,000
Compensation Committee	$15,000
Nominating & Governance Committee	$10,000
Finance Committee	$10,000
Committee Retainer (Standing Committees)	
Audit Committee	$10,000
Compensation Committee	$ 7,500
Nominating & Governance Committee	$ 5,000
Finance Committee	$ 5,000

The Committee Retainer is payable to each member of a committee who is not also the chairman of that committee. The chairman of a committee is entitled to receive only the Committee Chair Retainer for that particular committee. Fees are paid quarterly in advance. Directors are also reimbursed for their reasonable expenses incurred in connection with their services.

Our Board of Directors has adopted a program for fiscal year 2010 reducing the cash compensation payable to Non-Employee Directors. Under this program, the cash retainer is reduced by 15% in any fiscal year 2010 fiscal quarter in which the Company implements a furlough, time-off, or comparable cost-savings program for employees. Such Company program was implemented for the first and second quarters of fiscal year 2010.

Equity Award Grants
The equity awards made to Non-Employee Directors in fiscal year 2009 were made from the Long Term Stock Incentive Plan approved by the Company's shareholders in 2008 (the "2008 Plan"). Since June 14, 2007, Non-Employee Directors receive equity awards on the following terms:

Initial Option Grant. Generally, each Non-Employee Director (who was not an employee of the Company immediately prior to joining the Board) will receive an option to purchase 20,000 shares of the Company's common stock upon his or her initial election or appointment to the Board. These options vest in annual installments over the four-year period following the grant date beginning on the first anniversary of the grant date.

Semi-Annual Option Grants. On each January 1 and July 1, each Non-Employee Director then in office receives an option to purchase 5,000 shares of the Company's common stock. These options vest in equal annual installments over the four-year period following the grant date, beginning on the first anniversary of the grant date. Once vested, stock options generally remain exercisable until their normal expiration date. However, vested stock options may terminate earlier in connection with a change in control transaction. Our Non-Employee Directors generally have 90 days to exercise vested stock options following their departure from the Board. Unvested options terminate immediately when the director leaves the Board for any reason other than death, disability, or board retirement (termination of Board service after ten years of service as a director or after five years Board service if the director is then age 65), in which cases the options fully vest immediately and the exercise period is generally extended to three years following the director's departure from the Board. Further, if the Non-Employee Director dies or suffers a disability within the three years following board retirement and prior to termination of the option, the option generally remains exercisable for three years after the death or disability. Directors Antle, Burra, Hankin, Piotrowski, and Schraith currently meet the eligibility requirements for board retirement.

Annual Stock Unit Grant. On each July 1, each Non-Employee Director then in office receives an award of restricted stock units. The number of restricted stock units is determined by dividing $70,000 by the closing price of the Company's common stock on the grant date, rounded down to the nearest whole number. Each vested restricted stock unit will be paid in cash upon the termination of the Non-Employee Director's service with the Company, in an amount equal to the closing price of our common stock on such date. The stock units vest on the first anniversary of the award, subject to pro-ration if the Non-Employee Director's service terminates for other than death or disability. The stock units fully vest upon death or disability. The stock units carry no voting rights or other stock ownership rights. If the Company pays a cash dividend before the stock units have been paid or terminated, the Non-Employee Director will be credited with additional stock units equivalent to the value of the dividend. The additional stock units will be subject to the same vesting schedule as the original stock unit to which they relate.

DIRECTOR COMPENSATION – FISCAL YEAR 2009

The following table presents information regarding the compensation of individuals who were Non-Employee Directors during fiscal year 2009. The compensation paid to Mr. Maheswaran is presented below under "EXECUTIVE COMPENSATION", including in the table entitled "SUMMARY COMPENSATION TABLE – FISCAL YEAR 2009" and the related explanatory tables.

NON-EMPLOYEE DIRECTOR COMPENSATION - FISCAL YEAR 2009

Name	Fees earned or paid in cash (1)	Stock Awards (2)	Option Awards (2)	All Other Compensation	Total
Chairman Hankin	$ 90,000	$ 71,365	$ 125,767	$ -	$ 287,132
Vice Chairman Burra	55,000	71,365	108,609	-	234,974
Mr. Antle	47,500	71,365	104,341	-	223,206
Mr. Baker	60,000	71,365	51,797	-	183,162
Mr. Edwards	60,000	71,365	51,797	-	183,162
Mr. Lindstrom	55,000	71,365	104,341	-	230,706
Mr. Piotrowski	42,500	71,365	104,341	-	218,206
Mr. Schraith	45,000	71,365	110,683	-	227,048

(1) For the period commencing July 1, 2007 and ending June 30, 2008, the retainer fees payable to certain Non-Employee Directors was reduced by the amount of retainer fees attributable to the director's services for this period that has previously been foregone by the Director in exchange for the grant of a stock option in fiscal year 2003. For Mr. Hankin, the amount of the foregone retainer applicable to fiscal year 2009 is $15,000 and for each of Messrs. Antle, Burra, Lindstrom, Piotrowski and Schraith, the amount of the foregone retainer applicable to fiscal year 2009 is $10,000.

(2) The amounts and values noted do not necessarily correspond to any actual value that will be realized by a recipient. The stock award and option award amounts reflected in the table, and the grant-date values noted below, are computed in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004) "Share Based Payments" ("SFAS 123R") based upon assumptions set forth in Note 8 to the Company's financial statements filed with the SEC on Form 10-K on March 26, 2009, and in comparable financial statement notes filed with the SEC in previous Annual Reports on 10-K. The awards are valued as of the grant date disregarding any estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by our Non-Employee Directors in fiscal year 2009. On July 1, 2008 each Non-Employee Director was awarded 5,068 restricted stock units that vest on July 1, 2009. The fair value of each such restricted stock unit on the grant date was $13.81 and the fair value of the award on the grant date was $69,989. At the end of fiscal year 2009, each Non-Employee Director held 9,043 restricted stock units. Each Non-Employee Director was awarded 5,000 stock options on July 1, 2008 and on January 1, 2009. Each of the stock option awards granted on July 1, 2008, had a value equal to $26,769 on the grant date, and each of the stock option awards granted on January 1, 2009, had a value equal to $20,247 on the grant date. The following table presents the number of outstanding and unexercised option awards held by each of our Non-Employee Directors as of the end of fiscal year 2009.

Outstanding Options at End of Fiscal Year 2009

Name	Director Since	Number of Shares Subject to Outstanding Option Awards at Fiscal Year End [split-adjusted]		
		Vested	Unvested	Total
Chairman Hankin	1988	146,047	25,000	171,047
Vice Chairman Burra	1991	130,698	25,000	155,698
Director Antle	2002	80,698	25,000	105,698
Director Baker	2006	8,334	26,666	35,000
Director Edwards	2006	8,334	26,666	35,000
Director Lindstrom	2002	80,698	25,000	105,698
Director Piotrowski	2002	74,948	25,000	99,948
Director Schraith	1995	130,698	25,000	155,698

BENEFICIAL OWNERSHIP OF SECURITIES

The table below indicates the number of shares of the Company's common stock owned by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares. All information regarding shareholders who are not directors or officers is based on the Company's review of information filed with the SEC on Schedule 13G. The information provided to the SEC is as of December 31, 2008.

This table also shows the number of shares held as of May 1, 2009, and stock options exercisable within 60 days of such date, by each of our directors, each of our named executives, and by all of our directors, named executives and other executive officers as a group.

	Beneficial Ownership of Common Stock	
	Number of Shares (4)(5)	%(5)
T. Rowe Price Associates, Inc. (1) 100 E. Pratt Street, Baltimore, MD 21202	3,949,800	6.5
Kornitzer Capital Management Inc (2) 5420 West 61st Place, Shawnee Mission, KS 66205	3,724,609	6.1
Capital Research Global Investors (3) 333 South Hope Street, Los Angeles, CA 90071	3,366,050	5.5
Rockell N. Hankin, Chairman of the Board	381,987	*
James P. Burra, Vice Chairman of the Board (4)	172,698	*
Glen M. Antle, Director	80,698	*
W. Dean Baker, Director	11,667	*
Bruce C. Edwards, Director (4)	18,667	*
James T. Lindstrom, Director	100,698	*
John L. Piotrowski, Director	75,148	*
James T. Schraith, Director	206,958	*
Mohan R. Maheswaran, Director and Chief Executive Officer	566,828	*
Emeka Chukwu, Vice President and Chief Financial Officer	135,157	*
Alain Dantec, Senior Vice President	75,790	*
James J. Kim, Vice President	227,429	*
Jeffrey T. Pohlman, Senior Vice President (4)	461,653	*
All Directors and Executive Officers as a group (20 persons including those named above) (4)	3,194,731	5.2

* Less than 1%

(1) As reported in Schedule 13G/A filed on February 11, 2009 by T. Rowe Price Associates ("Price Associates"). Price Associates disclaimed beneficial ownership of these securities and reported that not more than 6.5% of such securities is owned by any one client subject to the investment advice of Price Associates. Price Associates reported sole dispositive power for all 3,949,800 shares, sole voting power for 1,062,000 of the shares, and no shared voting power.

(2) As reported in a Schedule 13G filed on January 9, 2009 by Kornitzer Capital Management Inc ("KCM"). KCM reported sole voting power with respect to 3,724,609 of the shares and sole dispositive power as to 3,570,295 of the shares.

(3) As reported in Schedule 13G filed on February 17, 2009 by Capital Research Global Investors, a division of Capital Research and Management Company ("CRMC"). CRMC reported sole voting power with respect to 3,366,050 of the shares and sole dispositive power as to 3,366,050 of the shares.

(4) The reported shares include shares held in family trusts under which voting and/or dispositive power is shared: Mr. Burra (42,000 shares), Mr. Edwards (7,000 shares), and Mr. Pohlman (156,809 shares). Other shares reported under "All Executive Officers and Directors as a group" may be held jointly by Executive Officers and their spouses, held solely by their spouses, held in revocable family trusts in which voting and/or dispositive powers may be shared with or rest in others, or held by other persons through whom they are deemed to have beneficial ownership of the shares.

(5) The ownership percentage is based on 61,024,810 shares outstanding as of May 1, 2009 and the numerator and denominator include the shares, shown above, which the individual has the right to acquire within 60 days thereof through the exercise of stock options. Although the shares that could be acquired by an individual are deemed to be outstanding in calculating the ownership percentage of that individual and of the group, they are not deemed to be outstanding as to any other individual.

The number of shares shown in the table includes unvested restricted stock as to which the holder has voting power but no dispositive power and shares that could be acquired within 60 days of May 1, 2009 by the exercise of stock options:

	Unvested restricted stock	Options exercisable within 60 days
Chairman Hankin	-	-
Vice Chairman Burra	-	-
Director Antle	-	-
Director Baker	-	3,333
Director Edwards	-	3,333
Director Lindstrom	-	-
Director Piotrowski	-	-
Director Schraith	-	-
Mr. Maheswaran	51,666	16,667
Mr. Chukwu	40,000	40,333
Mr. Dantec	23,333	8,333
Mr. Kim	34,666	16,000
Mr. Pohlman	16,666	10,667
All Directors and Executive Officers as a group	252,994	160,000

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Age as of June 25, 2009	Position
Mohan R. Maheswaran	45	President and Chief Executive Officer
Emeka Chukwu	46	Vice President, Finance and Chief Financial Officer
Kenneth J. Barry	61	Vice President, Human Resources
Clemente Beltran	39	Vice President, Worldwide Operations
Kevin P. Caffey	50	Vice President, Quality, Reliability and Technology
Alain Dantec	59	Senior Vice President and General Manager, Advanced Communication and Sensing Products
Randall H. Holliday	59	Vice President, General Counsel and Secretary
James J. Kim	52	Vice President, Worldwide Sales and Marketing
Jeffrey T. Pohlman	59	Senior Vice President and General Manager, Protection Products
Simon M. Prutton	45	Vice President and General Manager, Power Management Products
Jose Vargas	52	Vice President and General Manager, Power Discrete Products
J. Michael Wilson	53	Senior Vice President, Business Development and Chief Technology Officer

Mr. Maheswaran joined the Company in April 2006 as President and Chief Executive Officer ("CEO"). He was Executive Vice President and General Manager of Intersil Corporation, a company that designs and manufactures analog semiconductors, from June 2002 until March 2006, responsible for managing and overseeing the design, development, applications and marketing functions for Intersil's Analog Signal Processing Business unit. From June 2001 to May 2002, he was Vice President of Marketing, Business Development and Corporate Strategy for Elantec Semiconductor, Inc., a company that designed and manufactured analog integrated circuits before its acquisition by Intersil in May 2002. He was Vice President of Business Development and Corporate Strategy of Elantec Semiconductor from January 2001 to June 2001. Mr. Maheswaran has also been employed by Allayer Communications, a communications IC startup acquired by Broadcom; IBM Microelectronics; Texas Instruments; Hewlett Packard and Nortel Communications.

Mr. Chukwu joined the Company in November 2006 as Chief Financial Officer. He previously had been employed in various financial positions at Intersil Corporation, a company that designs and manufactures analog semiconductors, since 2002. His most recent position was Vice President, Finance, in which capacity he served since February 2006 with responsibility for all financial management affairs of the corporation's business units and worldwide operations. He served as the Controller of Intersil's Analog Signal Processing Group and Worldwide Operations from May 2002 through January 2006, responsible for financial planning, budget management, and related financial oversight functions. From July 1999 through April 2002, he was the Corporate Controller of Elantec Semiconductor, Inc., a manufacturer of analog integrated circuits that was acquired by Intersil in 2002.

Mr. Barry joined the Company in December 2006 as Vice President of Human Resources. From August 2004 to September 2006 he was the Senior Vice President of Human Resources at Move.com with responsibility for all human resources and corporate ethics programs for North America. He was the Senior Vice President Human Resources for SuperConductor Technologies from 2002 until July 2004, responsible for all global human resource, corporate ethics, and environmental, health and safety programs. He has more than 30 years of experience working in a broad range of industries, including positions with Nortel, Harman International, and Exel Logistics.

Mr. Beltran joined the Company as Vice President of Operations in July 2006. Prior to joining the Company, he was employed from May 2002 to April 2006 at Intersil Corporation, a company that designs and manufactures analog semiconductors. He served in various operations positions of increasing responsibility, with primary focus on manufacturing planning, inventory management, and management of subcontractor operations. From June 2000 through May 2002, he was the Director of Operations for Elantec Semiconductor, Inc., a manufacturer of analog integrated circuits that was acquired by Intersil in 2002.

Mr. Caffey joined the Company in June 2004 as Vice President of Quality, Reliability and Technology. He was employed by LSI Logic Corporation from 1998 to 2004, last serving as Director of Worldwide Reliability. Mr. Caffey has also been employed by Symbios Logic, Hyundai Electronics America, AT&T and NCR Corporation.

Mr. Dantec was promoted to Senior Vice President of Advanced Communications and Sensing Products in June 2007. He previously served as the Company's Vice President of Wireless and Sensing Products from June 2005. He joined us as result of the Company's June 2005 acquisition of XEMICS S.A. a privately held company engaged in design, manufacturing, and sales of ultra-low power analog, mixed signal, and radio frequency (RF) integrated circuits, where he served as Chief Executive Officer since 2001. Prior to joining Xemics, Mr. Dantec was CEO of Atmel Nantes a subsidiary of Atmel in France from 1996 to 2001. He has more than 30 years experience in the semiconductor industry in a broad range of technical and management positions within such leading companies as ATMEL, the Temic Group, Harris, and Alcatel.

Mr. Holliday joined us in October 2008 and was appointed Vice-President, General Counsel and Secretary in November 2008. Prior to Semtech, he served as General Counsel and Secretary at Power-One, Inc., a manufacturer of power management and power control products, from 2001 through 2008, where he had responsibility for worldwide legal affairs. From 1994 through 2000, he held the position of Secretary and General Counsel with Xircom, Inc. His 30 years of experience in the legal field also includes positions with Johnson Controls, Inc., Manpower Incorporated, and service as a Staff Judge Advocate with the U.S. Air Force.

Mr. Kim was appointed Vice President of Worldwide Sales and Marketing in February 2007, after serving as Vice President of Global Handset Sales since March 2004. He was Director of Sales and Marketing for Korea and Japan from April 2000 to March 2004. He was Marketing Manager from May 1997 to April 2000. He has also held various engineering positions since beginning his employment with the Company in 1986.

Mr. Pohlman was promoted to Senior Vice President of Protection Products in June 2007 after serving as Vice President of Protection Products since 1998. He has worked for the Company in various engineering roles since 1988. Mr. Pohlman was previously employed by Supertex Inc., Fairchild Camera and Instrument, Inc., and National Semiconductor in various technical and managerial roles.

Mr. Prutton was appointed as Vice President and General Manager of Power Management Products in May 2008. Prior to Semtech, from August 2007 to May 2008 Mr. Prutton was the CEO of Akros Silicon, a privately held power management company engaged in the Power over Ethernet market. Prior to Akros he was employed from August 2002 to August 2007 at Intersil Corporation, a company that designs and manufactures analog semiconductors, serving in a number of positions, last being as Vice President & General Manager of the Analog & Mixed Signal Business Unit at Intersil, responsible for managing design, product engineering, test development, marketing and application functions of the business unit. His experience also includes employment by National Semiconductor and Micrel Semiconductor.

Mr. Vargas was appointed Vice President and General Manager of Power Discrete Products in August of 2008. He joined the Company in January 1996 as Distribution Sales Manager and went on to serve as Director of Worldwide Sales Operation and Distribution since 2000. Jose has 18 years experience working within distribution in various sales and marketing positions with prominent distributors of high technology electronic components.

Mr. Wilson was appointed Senior Vice President and Chief Technology Officer in May 2008 after serving as Senior Vice President of Power Management Products since June 2007 and serving as Vice President of that unit since 2001. He joined us as the result of the 1995 acquisition of ECI Semiconductor where he was Vice President and Chief Operating Officer. He has more than 20 years experience in the semiconductor industry in a broad range of technical and management positions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on its review of the SEC Forms 3, 4 and 5 received by the Company, or written representations from reporting persons that they were not required to file such forms, the Company believes that, with respect to transactions during the fiscal year ended January 25, 2009, its officers and directors complied with all Section 16(a) filing requirements, with the exception that a late Form 4 was filed on March 2, 2009, for Mr. Beltran relating to a single transaction which took place on September 18, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

General Discussion

The Compensation Committee of the Board believes that attracting and retaining qualified individuals who are committed to the Company's long-term success and capable of delivering on such commitment is key to the Company's current and future success. In line with that belief, the Company's executive compensation programs are intended to achieve three fundamental objectives: (1) attract, retain and motivate qualified executives; (2) hold executives accountable for performance; and (3) align executives' interests with the interests of our stockholders.

The Company's Executive Compensation Philosophy

Pay-for-performance is at the heart of the Company's executive compensation programs. That philosophy provides incentives for executives to achieve both short-term and long-term objectives, and rewards Company performance and individual's contributions to that performance.

Use of Quantitative and Qualitative Measurements

The Compensation Committee believes that executive compensation should be based on objectively determinable factors, such as comparisons to peer companies, operating income, revenue growth, earnings per share and other financial and operational metrics. The Compensation Committee also believes that executive compensation should be based on subjective factors, such as leadership, how well each executive helps the Company achieve its strategic goals, each executive's ability to develop subordinates, and each executive's efforts to enhance the Company's relationship with key stakeholders. The use of these factors, however, does not prevent the Compensation Committee from adjusting compensation up or down if, after considering all of the circumstances, it believes total compensation can be structured to better serve the shareholders' interests.

Role of Management, Consultants & Others in Determining Compensation

All decisions regarding compensation of our executive officers are made exclusively by the Compensation Committee acting on behalf of the Board. The Compensation Committee, however, relies on our management to help fulfill these responsibilities and relies on our CEO to evaluate the performance of executives who report to him and to make recommendations about their compensation.

In addition, the Compensation Committee may engage the services of outside advisers, experts and others to assist the Compensation Committee. During fiscal year 2009, the Compensation Committee engaged the services of Mercer (US), Inc. to advise and inform the committee in its review of executive officer compensation, including competitiveness and comparison to peer companies. During fiscal year 2009, the Compensation Committee engaged the services of Radford Surveys + Consulting to evaluate the competitiveness of the Company's equity granting practices. Additionally, the Compensation Committee evaluates our compensation policies and practices in comparison to the published standards of third-party proxy advisory services used by many institutional investors.

Benchmarking

While the Compensation Committee does not have a formal policy regarding benchmarking, when determining base salary, target bonus levels and target annual long-term incentive award values for executives, the Committee considers survey data and compensation practices at peer companies gathered by our compensation consultants. In selecting our peer group, the committee focuses on companies that are similar to us in terms of industry, size and business characteristics, and, like us, focus their business on analog and mixed signal semiconductors and integrated circuits. In fiscal year 2009, for purpose of benchmarking our executive compensation, the Compensation Committee compared our compensation with that of the following companies considered as a group (collectively the "Peer Group"): Amis Holdings, Inc.; Applied Micro Circuits Corporation; Cirrus Logic, Inc.; Diodes, Incorporated; Integrated Silicon Solution, Inc.; Intersil Corporation; Micrel, Incorporated; Microsemi Corporation; Monolithic Power Systems; Pericom Semiconductor Corporation; PMC-Sierra, Inc.; Power Integrations, Inc.; Sigmatel, Inc.; Silicon Laboratories, Inc.; Skyworks Solutions, Inc.; Standard Microsystems Corporation; TriQuint Semiconductor, Inc.; and Zarlink Semiconductor, Inc.

The Compensation Committee believes that for years in which the Company outperforms its peer average and successfully executes on its annual business plan, total direct compensation (generally referring to all compensation other than benefits) paid to our executives ought to be positioned between the 50th percentile and the 75th percentile for executives in equivalent positions. We believe our fiscal year 2009 performance was superior to that of our peers because, despite the global economic recession, we had record revenue growth, increased our available cash and had better stock price performance. Reflecting these accomplishments, for fiscal year 2009 our named executives' actual pay positioning relative to their peers for base salary, annual cash incentive (bonus) targets, long-term equity incentive awards, and total direct compensation was as follows:

	25th %ile		Median		75th %ile
Base salary	*X*				
Short-term Incentives					*X*
Total Annual Cash			*X*		
Long-term Incentives				*X*	
TOTAL DIRECT COMPENSATION			*X*		

Consideration of Global Economic Recession

The global economic recession has impacted and will continue to affect our compensation programs. The Compensation Committee and our management team recognize that during such times, even superior efforts to create additional value in the company may not immediately result in positive changes to our stock price or the factors that affect compensation. While the Compensation Committee intends to continue to reward superior efforts based on the Company's pay-for-performance philosophy, it recognizes it is likely that components of compensation going forward will decline at this time of global economic recession and uncertainty.

For fiscal year 2009, the Company and its management achieved impressive operational results, including record revenues and significant operating income and revenue growth. And, we performed better than the majority of the companies in our Peer Group in terms of stock price performance over both a one-year and three-year period. However, as a result of the global recession, it is likely our named executives will not realize economic benefits from our past stock option awards for far longer periods of time (if ever) than we originally intended. Also, because it is now expected that the Company will not meet certain performance targets set in our prior grants of Performance-Based Restricted Stock Awards, those grants are unlikely to be an incentive to our executives. Most grants made pursuant to our long-term equity incentive programs were based on assumptions about market conditions which no longer remain tenable due to the global economic recession. Despite the loss of incentive value resulting from the changing economic conditions, consistent with its stated objective of aligning the interests of executives with those of shareholders, the Compensation Committee is not recommending or implementing adjustments to or "re-pricing" of such grants.

Also in response to the current economic conditions, in the last quarter of fiscal year 2009, our executives participated in cost reduction programs that included taking two weeks of time off from work, either using accrued vacation or taking the time unpaid. This allowed the Company to save approximately 15% of the base salary compensation expense for each executive. Also, effective the first and second quarters of fiscal year 2010, the Company (1) suspended its historic practice of making matching contributions into our 401(k) plan participants' accounts, (2) suspended its historic practice of making matching contribution into our deferred compensation plan participants' accounts, and (3) continued the practice of its executives taking two weeks off each quarter, either using accrued vacation or taking the time unpaid. Management and the Compensation Committee intend to review the continued effect and benefit of these actions on a quarterly basis in light of then current economic and business conditions.

Named Executive Officer Compensation

Compensation to our named executives consists of four elements: base salary; annual cash incentive (bonus) awards; equity incentive awards; and other compensation items (including perquisites, benefits and severance). The Committee assesses each of these elements independently from the other elements to ensure that the amount paid to each named executive for each compensation element is reasonable and, as a function of overall compensation paid, ensures that compensation for each named executive is reasonable in its totality.

Distribution of Compensation
The Compensation Committee distributes compensation between each of these elements on the basis of its usefulness to meet one or more of our compensation objectives. For instance, the Compensation Committee believes that for executive officers, a greater proportion of total compensation should consist of variable, performance-based components, such as bonuses, which can increase or decrease to reflect changes in corporate and individual performance on an annual basis, and equity compensation, which can reinforce management's commitment to enhancing profitability and stockholder value over the long-term. Other factors the Compensation Committee considers in determining the appropriate distribution of compensation for the Company's executives include the executive's past and expected future contributions to the Company, the position of the executive, the recognized expense to the Company for equity grants under SFAS 123R, internal pay equity, benchmarking against our Peer Group, and, for our CEO, consideration of his historic sales of Company stock.

For fiscal year 2009, total compensation for the Company's named executives was distributed as follows:

Named Executive Officer	Base Salary	Annual Cash Incentive (Bonus) Awards	Long-Term Equity Incentives	Other Compensation	Total
Mr. Maheswaran Chief Executive Officer	13.6%	15.1%	68.3%	3.0%	100%
Mr. Chukwu Chief Financial Officer	21.2%	16.0%	57.9%	4.9%	100%
Mr. Dantec SVP & GM, Advanced Communication and Sensing Products	34.4%	19.4%	40.6%	5.6%	100%
Mr. Kim VP, Worldwide Sales and Marketing	22.5%	14.9%	56.8%	5.8%	100%
Mr. Pohlman SVP & GM, Protection Products	22.8%	16.7%	56.9%	3.7%	100%

Base Salary
Base salaries are intended to provide a base level of compensation to executive officers for serving as the senior management of the Company and are paid to our executives in recognition of the skills, experience and day-to-day contributions the executive makes to the Company. Salaries for our named executives are reviewed by the Compensation Committee on an annual basis. In setting base salary, the Compensation Committee considers the performance of the executive, Company performance, tenure of the executive, prior changes to the executive's compensation, internal equity and benchmarking against our Peer Group. For newly hired executives, the Compensation Committee will also consider the executive's compensation history and the compensation required to attract the executive to the Company. It is the goal of the Compensation Committee to establish executive officers' base salaries near the median of our Peer Group for equivalent positions and responsibilities.

For fiscal year 2009, the Compensation Committee eliminated the benefit of a car allowance previously provided to our US-based executives and provided a corresponding $10,050 increase in base salary. Also, the base salary of Mr. Chukwu, our CFO, was increased in August, 2008, from $230,050 to $260,000, an approximately 13% percent increase. The increase was made to reward Mr. Chukwu for outstanding performance and to better align his compensation with that of other CFOs within our Peer Group. Notwithstanding these changes, we recognize that our named executives' base salaries are significantly below our target positioning relative to our Peer Group. In response to the industry downturn and general economic conditions, however, the Compensation Committee has not authorized any base salary increase for our named executives in fiscal year 2010.

Annual Cash Incentive (Bonus) Awards
Annual cash incentive (bonus) awards are designed to encourage executive officers to attain certain strategic, operational and financial goals which can be measured and evaluated on an annual basis but which may not be immediately reflected in our stock price. Our bonus targets are generally higher than those of our Peer Group because our base salaries are significantly lower than most of our Peer Group and because we believe paying reasonably attainable performance-based bonuses is consistent with our pay-for-performance philosophy. In fiscal year 2009, cash incentive awards were between 33% and 47% of all non-equity compensation paid to our named executives.

Executive Bonus Plan
Our named executives (other than our CEO) participate in a cash incentive bonus plan (the "Executive Bonus Plan") which provides them an opportunity to earn an annual cash bonus based on their individual performance and the ability of the Company to achieve certain financial goals. The financial goals are established by the Compensation Committee at the start of the applicable fiscal year. Under the Executive Bonus Plan, each executive officer has a targeted bonus potential expressed as a percentage of salary. For fiscal year 2009, our named executive's target bonus potential (as a percentage of their base salary) was as follows:

Named Executive Officer	Percentage of Base Salary
Mr. Chukwu Chief Financial Officer	80%
Mr. Dantec SVP & GM, Advanced Communication and Sensing Products	70%
Mr. Kim VP, Worldwide Sales and Marketing	75%
Mr. Pohlman SVP & GM, Protection Products	70%

Forty percent (40%) of the target bonus potential is based on the executive's individual performance (the "Individual Performance Portion") and sixty percent (60%) of the target bonus potential is based on the Company's attainment of the operating income goals (the "Company Performance Portion") set by the Compensation Committee at the start of the fiscal year.

For the Individual Performance Portion the Compensation Committee considers the CEO's assessment of the executive, the performance of the business unit or department the executive is responsible for managing, the executive's contributions to achievement of the Company's financial and operational goals and strategic objectives, and the ability of the executive to lead and develop key subordinates.

For fiscal year 2009, the Company Performance Portion of the Executive Bonus Plan was calculated by reference to the following table:

FY2009 Non-GAAP Operating Income as a Percentage of FY2008 Non-GAAP Operating Income	Percentage of Attainment
0 to 100%	0%
105%	80%
119%	90%
133%	100%
169%	148%
250% or above	250%

We use a non-GAAP operating income metric to calculate the Company Performance Portion because we believe it is the best measure of our core operating performance. It is also the metric regularly used by our management to assess the Company's achievement of its business plan. Consistent with our historic practices, our non-GAAP operating income goals are established at the start of the fiscal year, and exclude specific items which are outside of our core operating results. These items include the impact of stock option grants, legal expenses relating to securities litigation, restructuring costs, amortization of intangible assets, and other nonrecurring items.

The Executive Bonus Plan also contains a right for the Company to recover any bonus payment made to any executive in the event the Compensation Committee determines that any fraud or misconduct by the executive caused the Company to have to file a material restatement of its financial statements.

As a result of the Compensation Committee's favorable assessment of each named executive's individual performance in fiscal year 2009, these executives received all of the Individual Performance Portion of their target award. No named executive received a full payout of the Company Performance Portion of the target award. Instead, the executives were paid 80% of the Company Performance Portion based on our fiscal year 2009 Non-GAAP operating income results being over 105% of the comparable result for fiscal year 2008.

CEO Bonus Plan

In June, 2008, the Compensation Committee implemented a new annual cash incentive (bonus) plan for our CEO (the "CEO Bonus Plan"). This change was made in recognition of the unique role of the CEO and the desire to motivate him to achieve additional goals that are not measured in the Executive Bonus Plan. Under the CEO Bonus Plan, the CEO has a targeted bonus potential expressed as a percentage of salary, which the CEO is able to receive upon the achievement of certain financial goals and based upon the Board's assessment of the CEO's performance. The plan also contains a right for the Company to recover any bonus payment made to the CEO in the event the Company must file a material restatement of its financial statements because of the fraud or misconduct of the CEO.

For fiscal year 2009, Mr. Maheswaran's target annual bonus was equal to 125% of his base salary and was based on preexisting organizational and individual performance factors, as follows:

- 40% of the target bonus was based on the Company's attainment of non-GAAP operating income goals. Attainment of this portion of the CEO Bonus Plan is calculated in the same manner as the Company Performance Portion of the Executive Bonus Plan;

- 25% of the target bonus was based on revenue achievement goals. Attainment of this portion of the CEO Bonus Plan is calculated using the following formula (provided the resulting percentage cannot be greater than 200% nor less than 0%):

$$\text{Attainment Percentage} = 100\% \text{ multiplied by } \frac{\text{(2009 Net Revenue minus 2008 Net Revenue)}}{\text{(Net Revenue from the 2009 Annual Business Plan minus 2008 Net Revenue)}}$$

- 20% of the target bonus was based on the Company's achievements in revenue growth and earnings per share growth relative to such growth at the following companies (collectively the "CEO Bonus Peers"): Analog Devices, Inc., Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Micrel, Incorporated, Microsemi Corporation, National Semiconductor Corporation, and Power Integrations, Inc. These companies were selected in advance based upon their similarities to the Company in terms of industry focus, size and business characteristics, and how well comparisons to their performance are likely to serve as a performance incentive to Mr. Maheswaran. Attainment of this portion of the CEO Bonus Plan is calculated by reference to the following chart indicating the level of Company performance and the corresponding percentage of attainment:

Revenue Growth Relative to CEO Bonus Peers	**Earnings Per Share Growth Relative to CEO Bonus Peers**	**Percentage of Attainment**
Below 50th percentile	Below 50th percentile	0%
Below 50th percentile	50th percentile or better	50%
50th percentile or better	Below 50th percentile	50%
50th to 75th percentile	50th to 75th percentile	100%
75th percentile or better	50th to 75th percentile	150%
50th to 75th percentile	75th percentile or better	150%
75th percentile or better	75th percentile or better	200%

; and

- 15% of the target bonus was based on the Compensation Committee's assessment of our CEO's individual performance. Under the CEO Bonus Plan, the Compensation Committee has the discretion to award from 0% to 200% of the target attributable to this factor.

For fiscal year 2009, Mr. Maheswaran received a total payout under the CEO Bonus Plan of $452,337, which resulted from the Compensation Committee's assessment of the applicable performance factors. Mr. Maheswaran received 80% of the portion of the target award based on non-GAAP operating income as a result of non-GAAP operating income in fiscal year 2009 being over 105% of that for fiscal year 2008. Mr. Maheswaran received 25% of the portion of the target award based on the revenue factor after calculation of the formula described in the plan. Mr. Maheswaran received 100% of the portion of the target award based on how well our revenue growth and earnings per share growth compared to the CEO Bonus Peers, as the Company performed between the 50th and the 75th percentile. Based upon our Board's highly favorable assessment of Mr. Maheswaran's performance in fiscal year 2009, including his overall leadership, development of his management team, improvements in the Company's strategic planning process, improved management of company inventories, and his leadership of the Company through the difficult economic conditions present in the fourth quarter, the Compensation Committee awarded him the maximum amount of the target award attributable to his individual performance.

Equity Incentive Awards

The Compensation Committee believes that equity awards help to align the interests of executives with those of shareholders, motivates executives to create value in the Company over a longer-term than bonus awards, and encourages our executives to avoid taking excessive risk. We have five types of equity incentive awards applicable to our named executives: stock options, performance-based stock options, restricted stock awards, performance-based restricted stock units, and restricted stock units granted to help our executives satisfy our executive stock ownership guidelines.

In determining the aggregate amount of equity incentive awards to grant each executive, the Compensation Committee considers the value of such awards in comparison to awards to comparable executives within our Peer Group. The Compensation Committee believes that in years, such as our fiscal year 2009, in which the Company outperforms its peers and successfully executes on its annual business plan, equity-based incentives granted to our named executives ought to be positioned between the 50th percentile and the 75th percentile for executives in equivalent positions within our Peer Group. In addition, the Compensation Committee considers the individual's performance, the expense to the Company for equity grants under SFAS No. 123R, the potential dilutive effect such grants may have on existing shareholders, and, for our CEO, the accumulated wealth prior equity awards have created.

In considering which type of equity grant to make each executive, the Compensation Committee considers the motivational effect each such award will have. While stock options motivate our executive officers by providing more potential upside, particularly in a growing market, restricted stock or unit grants expose our executives to downside risk. The committee also believes that generally half of our restricted stock or unit awards should be performance-based with the remainder being service-based. In fiscal year 2009, allocation of the value of the equity awards which are performance-based (stock options and performance-based restricted stock unit awards) compared to equity awards which are service-based (restricted stock or unit awards and executive ownership restricted stock unit awards), valued as of the grant date, were as follows:

Executive	Performance-Based Equity Grants	Service-Based Equity Grants
Mr. Maheswaran	75.0%	25.0%
Mr. Chukwu	55.5%	44.5%
Mr. Dantec	57.5%	42.5%
Mr. Kim	56.1%	43.9%
Mr. Pohlman	60.6%	39.4%

Non-Qualified Stock Options

The Compensation Committee believes stock option grants are a useful tool to motivate executives to focus on overall corporate performance over the long-term and to align their interests with those of our stockholders. This occurs because our stock option grants provide economic value to our executives only if our stock price increases from the date of the grant to the date the stock option is exercised. All of our stock option grants to our executives are considered "non-qualified" for tax purposes, which generally provide a more favorable tax benefit to the Company than "incentive stock options." Generally, stock option grants to our named executives vest annually over three years from the date of grant and terminate six years from the date of grant.

Stock Options with EPS-Growth Vesting Requirement
At the time he was hired, Mr. Maheswaran was granted the option to purchase up to 250,000 shares of Company stock subject to a performance-based vesting requirement. A portion of these options vest each year, but only to the extent the earnings per share ("EPS") of the Company grows at a rate that is equal to or better than the average EPS growth at certain specified companies, considered as a group. 25% of the award vests in any year the Company's EPS equals the average EPS of the specified companies. There may also be incremental additional vesting depending on how much better the Company performed in this area, up to a maximum of 50% of the shares vesting in any year if the Company's EPS exceeds that of all of the specified companies. No shares vest in any year if the Company's EPS is less than the average EPS of our peers for that year. As of the end of fiscal year 2009, 125,000 of these options have vested. After the end of fiscal year 2009, the Compensation Committee determined that the performance criteria was satisfied as to the remaining unvested portion of these options, and as a result they vested on April 3, 2009.

Restricted Stock Awards (Stock and/or Units)
The Compensation Committee believes grants of Restricted Stock Awards are particularly useful to motivate executives to avoid undue risk and to align their interests with those of our stockholders. This is because our grants of Restricted Stock Awards have intrinsic economic value which can be increased or decreased depending on the changes to our stock price from the date of the grant. Our Restricted Stock Awards represents a contingent right to receive one share of our common stock or, in the Committee's discretion, the payment of cash for each unit in an amount equal to our share price. Restricted Stock Awards to our named executives vest annually over three years from the date of grant.

Performance-Based Restricted Stock Units
Our Performance-Based Restricted Stock Units vest only upon achievement of certain goals related to cumulative net revenue and cumulative operating income over a three year performance period. Because these revenue and income goals are set far in advance of the end of the performance periods and are set at levels that are difficult to attain, we believe these grants induce our executives to focus on long-term revenue and income growth. The number of Performance-Based Restricted Stock Units that can vest range from 0% to 200% of the original target award, depending upon the actual revenue and operating income generated by the Company. If the performance goals are met, one half of any vested Performance-Based Restricted Stock Units are payable in an equal number of shares of the Company's common stock; the other half are payable in cash, based on the closing price of the Company's common stock on the last day of the performance period. Performance-Based Restricted Stock Units granted to our named executives vest three years from the date of grant, subject to the Company's attainment of the applicable performance goals.

In fiscal year 2009, in addition to the Performance-Based Restricted Stock Units granted to our named executives based on the criteria stated above, the Compensation Committee granted Mr. Maheswaran an additional 40,000 units in recognition of their favorable assessment of his performance and to ensure his total compensation was not more significantly below his peers than it would be without the award.

Executive Ownership Restricted Stock Units
To help our executives achieve the level of executive stock ownership targeted by the Compensation Committee, the committee granted Executive Ownership Restricted Stock Units to its executives. The Compensation Committee believes these grants further its goal of aligning executives' interests with those of stockholders by rewarding executives for long-term performance and requiring long-term holding of the underlying equity. It is the intention of the committee to grant Executive Ownership Restricted Stock Units on an annual basis to each of its executive officers in an amount equal to 20% of their then current base salary, so that after five years they will have met the goal of equity ownership in an amount approximately equal in value to the executive's base salary. The vested portion of Executive Ownership Restricted Stock Units are generally payable only six months after the executive's employment with the Company terminates. Executive Ownership Restricted Stock Units granted in fiscal year 2009 vest on the fifth anniversary of the grant.

Other Compensation

Perquisites & Benefits
During fiscal year 2009, we did not provide any significant perquisites to our named executives. We did provide our named executives certain benefits at the same level and offering made available to other employees, including our 401(k) plan, health care plans, life insurance plans, and other welfare benefit programs. As well, each of our employees working at our Neuchatel, Switzerland facilities, including our named executive residing and working in Europe, Mr. Dantec, is provided the benefit of participating in our defined contribution pension benefit plan arrangements established for our employees pursuant to applicable Swiss retirement insurance laws.

In addition to the standard benefits offered all employees, our US- based executives and other senior managers are eligible to participate in our non-qualified deferred compensation plan. The plan allows our executives to elect to defer base salary and bonus income. The plan is unfunded and unsecured, however the Company maintains life insurance policies on the lives of certain current and former participants in the plan, the benefit and accrued value of which is intended to cover a majority of the plan's accrued liability. For fiscal year 2009, the Company matched, on a dollar for dollar basis, up to the first 20% of employee contributions for the CEO and CFO, up to the first 15% for participants at the Vice President level, and up to the first 10% for other participants. Effective January 26, 2009, the Company suspended the matching contribution on behalf of all participants.

Severance
The Compensation Committee evaluates the level of severance benefits, if any, to be provided to a named executive on a case-by-case basis. Only Mr. Maheswaran and Mr. Dantec are covered by severance agreements.

At the time Mr. Maheswaran was hired in 2006, the Compensation Committee determined that providing him with certain severance protections was material to attracting him to the Company and appropriate in light of his position within the Company, his overall compensation package and the restrictions on his ability to work for our competitors after he is no longer working for the Company. In the event the employment of Mr. Maheswaran is terminated for reasons other than death, disability or "cause", or if he terminates the employment for "good reason", as those terms are defined in his offer letter, he will be entitled to twelve months of his annual base salary, twelve months continued welfare plan (medical, dental, life and long-term disability insurance) coverage, and accelerated vesting of up to 25% of the equity awards granted to him when he started his employment. All of these benefits are contingent upon Mr. Maheswaran's execution of a release agreement which, among other things, releases the Company from liability relating to his employment.

Our agreement with Mr. Dantec provides that he may be terminated by the Company only by providing him three months advance notice. In addition to the notice requirement, should the Company terminate his employment, the Company must pay Mr. Dantec severance equal to three months of his salary, unless he has committed gross misconduct in which case no severance is owed.

Change in Control Benefits
The Compensation Committee generally does not believe any executive should be entitled to severance benefits merely because a change in control occurs. However, in recognition of the continued reliance the Company would place on Mr. Maheswaran leading up to and during such a critical time and the need to provide a material inducement for him to remain with the Company during such time, pursuant to his original employment offer letter, the Company provides Mr. Maheswaran with certain enhanced severance benefits if, within twelve months following a "change in control", his employment is terminated for reasons other than death, disability or "cause", or if he terminates the employment for "good reason", as those terms are defined in his offer letter. In the event the employment of Mr. Maheswaran is terminated under such circumstances, he will be entitled to cash severance benefits equal to two times his annual base salary, two times his annual target bonus, a pro-rated bonus for the fiscal year of the termination, up to twenty-four months continued welfare plan (medical, dental, life and long-term disability insurance) coverage, and accelerated vesting of the all equity awards granted to him in connection with the commencement of his employment. In addition, when Mr. Maheswaran was hired in 2006, the Company agreed to reimburse him for the full amount of any excise taxes imposed on or arising from our severance benefits paid to him as a result of a change in control. We currently estimate that no such excise tax is likely to be imposed, even if a change of control does occur. All of these benefits are contingent upon Mr. Maheswaran's execution of a release agreement which, among other things, releases the Company from liability relating to his employment.

Also, under the terms of our 1998 equity incentive plan ("1998 Plan"), if there is a change in control of the Company and the successor entity does not assume the obligation for the stock option or other equity-based award, then most unvested stock options and other equity based awards will become fully vested if, within 12 months following a "change in control", the executive is terminated by the Company without cause or a "constructive termination" of the executive occurs (as those terms are defined in the 1998 Plan). For our performance-based restricted stock units, the performance period will terminate immediately prior to such event and the number of units that vest will be determined based on achievement on the Company's actual performance for the shortened performance period and after pro-rating the performance goals to reflect the shortened performance period. In addition, our deferred compensation plan provides for vesting of account balances upon involuntary termination within 18 months of a change in control.

Other Compensation Policies

Stock Ownership Guidelines
To further our objective of aligning the interests of management with stockholders, in fiscal year 2009, the Compensation Committee adopted Company stock ownership guidelines for our executive officers. Under the guidelines, each of our executive officers should acquire and maintain a level of ownership of Company stock that has a value approximately equal to their base salary. The ownership level is to be achieved within five years of the effective date of the guidelines (for officers serving as of the adoption of the guidelines) or the date the person first becomes an executive officer for newly hired or promoted executive officers. To facilitate our executives meeting this requirement, we have granted and expect to continue to grant, annually, Executive Ownership Restricted Stock Units to our executive officers.

Description of Employment Arrangements
All of our named executives are employed on an at-will basis and none is employed under an employment agreement for a fixed term. We do, however, issue written offer letters to prospective employees that set forth their initial compensation and other material terms including, in the case of Mr. Maheswaran and Mr. Dantec, post-termination severance obligations.

Section 162(m) Considerations
For federal and most state income tax purposes, no more than $1 million of compensation paid to the chief executive officer and certain other executive officers may be deducted in a taxable year unless the compensation is performance based. Stock options awarded under the Company's long-term equity incentive plans are intended to meet the requirements for deductible performance-based compensation. Certain of our other incentive plans may also qualify for such tax treatment. However, the Company's goal of preserving the deductibility of compensation is secondary in importance to achievement of its compensation objectives. The Compensation Committee retains discretion to grant time-based restricted stock and other forms of non-performance-based compensation when it determines the importance of meeting the Company's compensation objectives outweighs the potential loss of a tax deduction to the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and our discussions, the Compensation Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement, portions of which are incorporated by reference in the Company's Annual Report on Form 10-K for fiscal year 2009.

Respectfully submitted by THE COMPENSATION COMMITTEE

W. Dean Baker, Chair   Glen M. Antle   John L. Piotrowski

This Compensation Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically incorporates the Compensation Committee Report by reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above currently comprise the Compensation Committee. All three directors served on the Committee during all of fiscal year 2009. No member of our Compensation Committee during fiscal year 2009 is or has been an executive officer or employee of the Company, and no member of the Compensation Committee had any relationship requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers now serve, or served during fiscal year 2009, as a director or a member of a compensation committee (or other committee performing an equivalent function) of another entity that had one of its executive officers serving on our Board or Compensation Committee during fiscal year 2009 or currently.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE - FISCAL YEAR 2009								
Name and Principal Position	Year	Base Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Mr. Maheswaran	2009	$ 409,231	$ -	$ 675,857	$ 1,374,114	$ 452,337	$ 90,265	$ 3,001,804
Chief Executive Officer	2008	396,234	-	635,792	1,036,513	600,000	244,754	2,913,293
	2007	330,773	-	353,648	716,590	205,000	143,088	1,749,099
Mr. Chukwu	2009	241,787	-	322,519	337,583	183,040	55,680	1,140,609
Chief Financial Officer	2008	210,716	50,000	157,490	168,321	154,000	95,026	835,553
	2007	42,308	50,000	-	-	8,360	12,113	112,781
Mr. Dantec (4)	2009	287,789	-	192,346	146,073	161,995	46,336	833,539
SVP & GM, Advanced	2008	-	-	-	-	-	-	-
Communications and Sensing Products	2007	-	-	-	-	-	-	-
Mr. Kim (4)	2009	239,232	-	283,517	321,686	158,443	62,719	1,065,597
VP, Worldwide Sales	2008	226,443	-	134,016	193,461	138,000	62,206	754,126
and Marketing	2007	-	-	-	-	-	-	-
Mr. Pohlman	2009	226,094	-	137,840	425,390	165,000	36,323	990,647
SVP & GM,	2008	215,588	-	58,702	272,459	157,500	48,861	753,110
Protection Products	2007	203,098	-	-	358,024	141,500	45,835	748,457

(1) These amounts reflect the accounting expense to the Company for equity-based grants made to our named executives and do not necessarily correspond to any actual value that will be realized by such executives. The amounts are computed in accordance with the SFAS No.123R, and based upon assumptions set forth in Note 8 to the Company's financial statements filed with the SEC on Form 10-K on March 26, 2009, and in comparable financial statement notes filed with the SEC in previous Annual Reports on Form 10-K. The awards are valued as of the date of grant, disregarding any estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by the executives during the Company's fiscal year ended January 25, 2009.

(2) Amounts set forth in the Non-Equity Incentive Plan Compensation column for fiscal year 2009 reflect the amounts paid to our CEO under our CEO Bonus Plan and amounts paid to our other executive officers under the terms of our Executive Bonus Plan. The amounts shown for each fiscal year represent payments made for performance in the fiscal year that were made in following fiscal year.

(3) In addition to the contributions to our 401-K Plan, deferred compensation plans and a governmentally mandated international defined-contribution pension plan described in the following table, All Other Compensation includes a car allowance for each of our named executives and amounts received by Mr. Maheswaran, Mr. Chukwu and Mr. Kim in connection with the refund of excess contributions under our Executive Compensation Plan (see Nonqualified Deferred Compensation - Fiscal Year 2009).

Employer Contributions to Compensation Plans			
Name	401K Plan	Deferred Compensation Plan	Statutory (Swiss) Defined-Contributon Pension Plan
Mr. Maheswaran	$ 6,854	$ 81,893	$ -
Mr. Chukwu	-	48,428	-
Mr. Kim	7,478	35,957	-
Mr. Pohlman	3,902	31,833	-
Mr. Dantec	-	-	40,134

(4) Mr. Dantec became a named executive for the first time in fiscal year 2009. Mr. Kim became a named executive for the first time in fiscal year 2008.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table presents information regarding the equity awards granted to the named executives during fiscal year 2009 and the non-equity incentive awards granted during fiscal year 2009. The material terms of each award are described below under "Description of Plan-Based Awards."

GRANTS OF PLAN-BASED AWARDS - FISCAL YEAR 2009 (1)

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (4)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Options Awards (per share)	Grant Date Fair Value of Stock and Option Awards (5)
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Mr. Maheswaran		$215,276	$ 512,563	$ 820,100	-	-	-	-	-	$ -	$ -
NQ	2/28/2008	-	-	-	-	-	-	-	50,000	13.15	254,615
RSA	2/28/2008	-	-	-	-	-	-	20,000	-	-	263,000
PSU	2/28/2008	-	-	-	12,000	60,000	120,000	-	-	-	789,000
OSU	3/14/2008	-	-	-	-	-	-	6,400	-	-	85,760
Mr. Chukwu		99,840	208,000	395,200	-	-	-	-	-	-	-
NQ	2/28/2008	-	-	-	-	-	-	-	21,000	13.15	106,938
RSA	2/28/2008	-	-	-	-	-	-	15,000	-	-	197,250
PSU	2/28/2008	-	-	-	3,000	15,000	30,000	-	-	-	197,250
OSU	3/14/2008	-	-	-	-	-	-	3,500	-	-	46,900
Mr. Dantec		85,517	178,161	338,506	-	-	-	-	-	-	-
NQ	2/28/2008	-	-	-	-	-	-	-	25,000	13.15	127,307
RSA	2/28/2008	-	-	-	-	-	-	12,500	-	-	164,375
PSU	2/28/2008	-	-	-	2,500	12,500	25,000	-	-	-	164,375
OSU	3/14/2008	-	-	-	-	-	-	3,800	-	-	50,920
Mr. Kim		86,418	180,038	342,071	-	-	-	-	-	-	-
NQ	2/28/2008	-	-	-	-	-	-	-	21,000	13.15	106,938
RSA	2/28/2008	-	-	-	-	-	-	12,000	-	-	157,800
PSU	2/28/2008	-	-	-	2,400	12,000	24,000	-	-	-	157,800
OSU	3/14/2008	-	-	-	-	-	-	3,700	-	-	49,580
Mr. Pohlman		78,977	164,535	312,617	-	-	-	-	-	-	-
NQ	2/28/2008	-	-	-	-	-	-	-	32,000	13.15	162,954
RSA	2/28/2008	-	-	-	-	-	-	12,500	-	-	164,375
PSU	2/28/2008	-	-	-	2,500	12,500	25,000	-	-	-	164,375
OSU	3/14/2008	-	-	-	-	-	-	3,600	-	-	48,240

Legend

NQ	Non-Qualified Stock Options	PSU	Performance-Based Restricted Stock Unit Award
RSA	Restricted Stock Awards	OSU	Executive Ownership Restricted Stock Unit

(1) All Non-Equity Incentive Plan Awards made to Mr. Maheswaran were made pursuant to the terms of our CEO Bonus Plan adopted in June 2008. All Non-Equity Incentive Plan Awards made to our other Named Executive Officers were made pursuant to the terms of our Executive Bonus Plan. Upon adoption of the CEO Bonus Plan, Mr. Maheswaran became ineligible to receive awards pursuant to the Executive Bonus Plan. All equity awards were made pursuant to the Semtech Corporation Long-Term Stock Incentive Plan, as amended and restated (the "1998 Plan"). The terms of all awards are described above under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

(2) All Non-Equity Incentive Plan Awards were paid to executives in fiscal year 2010 for their efforts in fiscal year 2009. There is no guaranteed minimum under the applicable plan. For each named executive, the "Threshold" represents the amount which would be paid assuming no amount is attributed to their individual performance and each factor attributed to Company performance is paid at the lowest level at which any payout is still made; the "Target" represents the executive's base salary multiplied by the target award percentage established for the executive; and the "Maximum" represents the maximum amount payable pursuant to the applicable plan assuming the maximum amount is attributed to their individual performance and each factor attributed to Company performance is paid at the maximum level. Pursuant to its terms, the maximum amount payable to Mr. Maheswaran under the CEO Bonus Plan is limited to 200% of his base salary.

(3) These columns represent awards of Performance–Based Restricted Stock Units. The terms of such awards are described above under the heading "COMPENSATION DISCUSSION AND ANALYSIS." There is no guaranteed minimum payout.

(4) The awards reflected in this column represent Restricted Stock Awards and Executive Ownership Restricted Stock Units. The terms of such awards are described above under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

(5) The valuation of equity awards is computed in accordance with SFAS 123R and based upon assumptions set forth in Note 8 to the company's financial statements filed with the SEC on Form 10-K on March 26, 2009. The awards are valued as of the date of grant, disregarding any estimate of forfeitures related to service-based vesting conditions.

Description of Fiscal Year 2009 Plan-Based Awards

Non-Equity Incentive Plan Awards
As described above under the heading "COMPENSATION DISCUSSION AND ANALYSIS", we have two non-equity incentive plans applicable to our named executives, our CEO Bonus Plan for Mr. Maheswaran and our Executive Bonus Plan for our other named executives. These plans generally provide a cash payout only in the event certain pre-established company and individual performance objectives are met. Under the plans, each named executive has a targeted bonus potential expressed as a percentage of salary. In fiscal year 2009, payouts to Mr. Maheswaran were based on our operating income, revenue and earnings per share and our board of director's assessment of his individual performance. For our other named executives, payouts were based on our operating income and assessments of their individual performance by our CEO. The applicable performance criteria and targets in place for fiscal year 2009 under our CEO Bonus Plan and our Executive Bonus Plan are discussed in detail above under the heading "COMPENSATION DISCUSSION AND ANALYSIS." Awards under these plans are generally only paid to executives who are employed by the Company on the date awards are paid, which generally occurs in the first quarter following the end of the applicable fiscal year. The plans also include a right of the Company to recover any payment to an executive in the event the executive's fraud or misconduct led to the need for a material restatement of the Company's financial statements for the applicable fiscal year.

Equity Incentive Plan Awards
In fiscal year 2009, we granted four types of equity incentive awards to our named executives: "non-qualified" stock options ("NQ-Options"), restricted stock awards ("RSAs"), performance-based restricted stock units ("PSUs"), and restricted stock units granted to help our executives satisfy our executive stock ownership guidelines ("OSUs"). These equity incentive awards are described above under the heading "COMPENSATION DISCUSSION AND ANALYSIS." All equity awards made in fiscal year 2009 were made pursuant to the Semtech Corporation Long-Term Stock Incentive Plan, as amended and restated (the "1998 Plan"), and the award certificates applicable to such awards. Awards of NQ-Options and RSAs vest over three years from the date of their grant. Awards of RSAs and OSUs represent a right to receive one share of our common stock or, at the Company's discretion, the payment of cash for each unit in an amount equal to our share price. Awards of PSUs generally vest three years from the date of their grant and only to the extent the Company achieves certain pre-established performance objectives relating to cumulative net revenue and cumulative operating income over the vesting period. These revenue and income goals are set far in advance of the end of the performance periods and are set at levels that are difficult to attain. Half of any vested PSUs are payable in an equal number of shares of our common stock and the other half are payable in cash based on the closing price of the Company's common stock on the last day of the vesting period. Awards of OSUs vest on the fifth anniversary of the date of the grant and are generally payable only six months after the executive's employment with the Company terminates. None of the equity incentive awards granted in fiscal year 2009 entitle the recipient to dividend rights, except for RSAs which contain a right to receive cash dividends. Such right to receive cash dividends is forfeited, however, to the extent the underlying shares do not vest. As described more fully under the heading "Potential Payments Upon Termination or Change in Control," under certain circumstances the vesting of some or all of our equity awards to our named executives will be accelerated upon the executive's termination from the company or upon a change in control.

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table presents information regarding the outstanding equity awards held by each Named Executive Officer as of January 25, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009
(split-adjusted)

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (Per Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout value of Unearned Shares, Units or Other Rights that Have Not Vested
Mr. Maheswaran									
3/14/2008 - OSU (1)	-	-	-	$ -	-	6,400	$ 73,664	-	$ -
2/28/2008 - PSU (2)	-	-	-	-	-	-	-	60,000	690,600
2/28/2008 - NQ (3)	-	50,000	-	13.15	02/28/14	-	-	-	-
2/28/2008 - RSA (4)	-	-	-	-	-	20,000	230,200	-	-
6/6/2007 - PSU (2)	-	-	-	-	-	-	-	60,000	690,600
6/6/2007 - NQ (3)	16,667	33,333	-	16.14	06/06/13	-		-	-
6/6/2007 - RSA (4)	-	-	-	-	-	13,333	153,463	-	-
4/3/2006 - NQ (3)	125,000	125,000	-	17.89	04/03/12				
4/3/2006 - NQ (5)	125,000	-	125,000	17.89	04/03/12	-	-	-	-
4/3/2006 - RSA (6)	-	-	-	-	-	31,250	359,688	-	-
	266,667	208,333	125,000			70,983	$ 817,015	120,000	$ 1,381,200
Mr. Chukwu									
3/14/2008 - OSU (1)	-	-	-	$ -	-	3,500	$ 40,285	-	$ -
2/28/2008 - PSU (2)	-	-	-	-	-	-	-	15,000	172,650
2/28/2008 - NQ (3)	-	21,000	-	13.15	02/28/14	-	-	-	-
2/28/2008 - RSA (4)	-	-	-	-	-	15,000	172,650	-	-
6/6/2007 - PSU (2)	-	-	-	-	-	-	-	15,000	172,650
6/6/2007 - NQ (3)	40,334	80,666	-	16.14	06/06/13	-	-	-	-
6/6/2007 - RSA (4)	-	-	-	-	-	30,000	345,300	-	-
	40,334	101,666	-			48,500	$ 558,235	30,000	$ 345,300
Mr. Dantec									
3/14/2008 - OSU (1)	-	-	-	$ -	-	3,800	$ 43,738	-	$ -
2/28/2008 - PSU (2)	-	-	-	-	-	-	-	12,500	143,875
2/28/2008 - NQ (3)	-	25,000	-	13.15	02/28/19	-	-	-	-
2/28/2008 - RSA (4)	-	-	-	-	-	12,500	143,875	-	-
6/6/2007 - PSU (2)	-	-	-	-	-	-	-	12,500	143,875
6/6/2007 - NQ (3)	8,334	16,666	-	16.14	06/06/18	-	-	-	-
6/6/2007 - RSA (4)	-	-	-	-	-	15,000	172,650	-	-
9/29/2005 - NQ (3)	22,500	7,500	-	15.54	09/29/16	-	-	-	-
	30,834	49,166	-			31,300	$ 360,263	25,000	$ 287,750

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009 (split-adjusted)									
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (Per Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares orUnits of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout value of Unearned Shares, Units or Other Rights that Have Not Vested
Mr. Kim									
3/14/2008 - OSU (1)	-	-	-	$ -	-	3,700	$ 42,587	-	$ -
2/28/2008 - PSU (2)	-	-	-	-	-	-	-	12,000	138,120
2/28/2008 - NQ (3)	-	21,000	-	13.15	02/28/14	-	-	-	-
2/28/2008 - RSA (4)	-	-	-	-	-	12,000	138,120	-	-
6/6/2007 - PSU (2)	-	-	-	-	-	-	-	10,000	115,100
6/6/2007 - NQ (3)	16,000	32,000	-	16.14	06/06/13	-	-	-	-
6/6/2007 - RSA (4)	-	-	-	-	-	26,666	306,926	-	-
9/29/2005 - NQ (3)	13,500	4,500	-	15.54	09/29/15	-	-	-	-
08/18/2004 - NQ (3)	15,000	-	-	17.48	08/18/14	-	-	-	-
5/20/2004 - NQ (3)	20,000	-	-	22.13	05/20/14	-	-	-	-
08/21/2003 - NQ (3)	15,000	-	-	17.35	08/21/13	-	-	-	-
12/5/2002 - NQ (5)	20,000	-	-	13.03	12/05/12	-	-	-	-
08/29/2002 - NQ (3)	10,000	-	-	14.05	08/29/12	-	-	-	-
10/03/2001 - NQ (3)	10,000	-	-	25.67	10/03/11	-	-	-	-
12/22/2000 - NQ (3)	15,000	-	-	15.38	12/22/10	-	-	-	-
8/4/1999 - NQ (3)	29,418	-	-	14.00	08/04/09	-	-	-	-
	163,918	57,500	-			42,366	$ 487,633	22,000	$ 253,220
Mr. Pohlman									
3/14/2008 - OSU (1)	-	-	-	$ -		3,600	$ 41,436	-	$ -
2/28/2008 - PSU (2)	-	-	-			-	-	12,500	143,875
2/28/2008 - NQ (3)	-	32,000	-	13.15	02/28/14	-	-	-	-
2/28/2008 - RSA (4)	-	-	-			12,500	143,875	-	-
6/6/2007 - PSU (2)	-	-	-			-	-	12,500	143,875
6/6/2007 - NQ (3)	10,667	21,333	-	16.14	06/06/13	-	-	-	-
6/6/2007 - RSA (4)	-	-	-	-	-	8,333	95,913	-	-
9/29/2005 - NQ (3)	37,500	12,500	-	15.54	09/29/15	-	-	-	-
8/18/2004 - NQ (3)	45,000	-	-	17.48	08/18/14	-	-	-	-
8/21/2003 - NQ (3)	40,000	-	-	17.35	08/21/13	-	-	-	-
8/29/2002 - NQ (3)	40,000	-	-	14.05	08/29/12	-	-	-	-
10/3/2001 - NQ (3)	15,000	-	-	25.67	10/03/11	-	-	-	-
12/22/2000 - NQ (3)	20,000	-	-	15.38	12/22/10	-	-	-	-
05/11/2000 - NQ (3)	60,000	-	-	25.88	05/11/10	-	-	-	-
	268,167	65,833	-			24,433	$ 281,224	25,000	$ 287,750

Legend

NQ	Non-Qualified Stock Options	PSU	Performance-Based Restricted Stock Unit Award
RSA	Restricted Stock Awards	OSU	Executive Ownership Restricted Stock Unit

(1) These Executive Ownership Restricted Stock Units (OSUs) vest on March 14, 2013.

(2) The performance stock units (PSUs) vest based on achievement of certain goals related to cumulative net revenue and cumulative operating income over a stated performance period. If such goals are satisfied, the PSUs granted on June 6, 2007, vest on January 25, 2010, and the PSUs granted on February 24, 2008, vest on February 24, 2011.

(3) These non-qualified stock options have a time-based vesting schedule and vest in approximately three or four equal annual installments on the anniversary date of the applicable grant, as indicated:

Grant Date	1st Vesting Date	2nd Vesting Date	3rd Vesting Date	4th Vesting Date
2/28/2008	2/28/2009	2/28/2010	2/28/2011	-
6/6/2007	6/6/2008	6/6/2009	6/6/2010	-
4/3/2006	4/3/2007	4/3/2008	4/3/2009	4/3/2010
9/29/2005	9/29/2006	9/29/2007	9/29/2008	9/29/2009
8/18/2004	8/18/2005	8/18/2006	8/18/2007	8/18/2008
5/20/2004	5/20/2005	5/20/2006	5/20/2007	5/20/2008
8/21/2003	8/21/2004	8/21/2005	8/21/2006	8/21/2007
8/29/2002	8/29/2003	8/29/2004	8/29/2005	8/29/2006
10/3/2001	10/3/2002	10/3/2003	10/3/2004	10/3/2005
4/5/2001	4/5/2002	4/5/2003	4/5/2004	4/5/2005
12/22/2000	12/22/2001	12/22/2002	12/22/2003	12/22/2004
5/11/2000	5/11/2001	5/11/2002	5/11/2003	5/11/2004
8/4/1999	8/4/2000	8/4/2001	8/4/2002	-

(4) These restricted stock awards have a time-based vesting schedule and vest in approximately three equal annual installments as follows:

Grant Date	1st Vesting Date	2nd Vesting Date	3rd Vesting Date
6/6/2007	6/6/2008	6/6/2009	6/6/2010
2/28/2008	2/28/2009	2/28/2010	2/28/2011

(5) These non-qualified stock options have a performance-based vesting schedule.

(a) As an inducement to join the Company on April 3, 2006, Mr. Maheswaran was issued a performance-vesting stock option. The performance-vesting stock option is subject to vesting on each of the first six anniversaries of the grant date (April 3, 2007; April 3, 2008; April 3, 2009; April 3, 2010; April 3, 2011; and April 3, 2012) based on the Company's annual earnings per share ("EPS") growth as compared to an annual EPS growth of certain specified companies. No portion of the performance-vesting option was exercisable at the end of fiscal year 2008. The performance criteria was met on the second vesting date, April 3, 2008, resulting in the vesting of the option with respect to 125,000 shares. After the end of fiscal year 2009, the Compensation Committee determined that the performance criteria was met in fiscal year 2009 and the option for the remaining 125,000 shares vested on April 3, 2009.

(b) The performance criteria for vesting Mr. Kim's December 5, 2002 award was met 75% at the end of Fiscal Year 2006 and 25% at the end of Fiscal Year 2007 and the award vested in corresponding percentages on such dates.

(6) As an inducement to join the Company on April 3, 2006, Mr. Maheswaran was issued a restricted stock award. The award is subject to a four-year vesting schedule. The award vested as to 25% of the shares on April 3, 2007 and, subject to Mr. Maheswaran's continued employment, 1/16th of the total shares vest on the first business day of the eighth week of each fiscal quarter thereafter, so that all the shares will be vested approximately four years after the grant date. The specific dates for the vesting after the initial 25% vesting are as follows: June 18, 2007; September 17, 2007; December 17, 2007; March 17, 2008; June 16, 2008; September 15, 2008; December 15, 2008; March 16, 2009; June 15, 2009; September 14, 2009; December 14, 2009; and March 22, 2010.

Option Exercises and Stock Vested in Fiscal Year 2009

The following table identifies option awards that were exercised and restricted stock awards that vested during fiscal year 2009.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2009				
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Mr. Maheswaran	-	$ -	31,667	$ 467,739
Mr. Chukwu	-	-	15,000	273,900
Mr. Dantec	-	-	7,500	136,950
Mr. Kim	-	-	13,334	243,479
Mr. Pohlman	56,268	344,683	4,167	76,089

Nonqualified Deferred Compensation - Fiscal Year 2009

Certain of our named executives elect to receive some of their compensation on a deferred basis under the Company's deferred compensation plan. A participant may elect to defer up to 80% of his or her base salary and performance-based compensation. In Fiscal Year 2009, the Company matched up to the first 20% of base salary deferred by the Chief Executive Officer and Chief Financial Officer, up to the first 15% of base salary deferred by participants at the Vice President level and up to the first 10% of base salary deferred by all other participants. Participants are always 100% vested in their deferrals and the earnings thereon. Matching contributions by the Company vest 25% per year beginning one year after the contribution. Amounts may generally be deferred until a specified date, death, disability, a change of control or termination of employment. At the participant's election, deferrals will generally be paid in a lump sum or in annual installments over a period of up to 20 years. Withdrawals may be made for unforeseeable emergencies and some amounts (generally pre-2005 deferrals) may be withdrawn subject to a penalty. Earnings on the account of each executive are credited to such executive based on the performance of investment vehicles chosen by the executive from a selection offered to all plan participants by the plan's administrator. Executives may elect to change the investment vehicles applicable to their accounts at any time. The annual rate of return for the investment vehicles available to the executives ranged from 3.75% to -53.28% for the twelve month period ending on March 31, 2009.

NON-QUALIFIED DEFERRED COMPENSATION - FISCAL YEAR 2009					
Name	Executive Contributions In Last Fiscal Year (1)	Registrant Contributions in Last Fiscal Year (2)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions (3)	Aggregate Balance at Last Fiscal Year End (4)
Mr. Maheswaran	$ 81,893	$ 81,893	$ (131,748)	$ 375	$ 319,566
Mr. Chukwu	48,428	48,428	(55,164)	3,901	138,752
Mr. Dantec	-	-	-	-	-
Mr. Kim	35,957	35,957	(113,001)	11,257	212,622
Mr. Pohlman	169,774	31,833	(309,383)	-	646,253

1) All of the amounts reported as Executive Contributions are included in the Salary column of the "Summary Compensation Table - Fiscal Year 2009" above.

2) All of the amounts reported as Registrant Contributions are included in the All Other Compensation column of the "Summary Compensation Table - Fiscal Year 2009" above.

3) These amounts reflect the return of amounts which were contributed to the plan in excess of contributions allowable under to the terms of the plan. An additional amount was paid to these executives to compensate them for the tax consequences of the excess contributions. The additional amounts paid to such executives are included in the All Other Compensation column of the "SUMMARY COMPENSATION TABLE - FISCAL YEAR 2009" above.

4) Includes unvested amounts attributable to the Company's contributions and earnings thereon. All amounts within the Aggregate Balance for each named executive were included in Summary Compensation Tables for previous years, to the extent the executive was named in such tables and the amounts were so required to be reported in such tables.

Potential Payments Upon Termination or Change in Control

Mr. Maheswaran's Offer Letter
The written offer letter (the "Offer Letter") given to Mr. Maheswaran in 2006 at the time he was first employed by the Company provides for certain severance benefits to be paid to him in connection with a termination of employment under the circumstances described below. Specifically, should we terminate his employment without "cause" or he terminates his employment "for good reason", the Offer Letter provides Mr. Maheswaran the right to receive twelve months of base salary and continued welfare benefits as well as accelerated vesting of an additional 25% of each of the outstanding equity awards granted to him at the time of his initial employment (the "Inducement Awards"). If his employment is terminated within twelve months following a "change of control", the Offer Letter provides Mr. Maheswaran the right to receive a lump-sum payment equal to twenty-four months of base salary and continued welfare benefits for up to twenty-four months, accelerated vesting of all remaining Inducement Awards, a pro-rated portion of the amount of his target award under the CEO Bonus Plan for the fiscal year of termination, an amount equal to two times his target award under the CEO Bonus Plan for the fiscal year of termination, and an amount sufficient to reimburse him for the tax consequences of any excise tax imposed on the severance payments made to him (i.e. a full excise tax gross-up payment). All of these payments are conditioned upon Mr. Maheswaran's execution of a release of claims in favor of the Company and compliance with a one-year non-competition provision.

Awards from the 1998 Plan
The Semtech Corporation Long-Term Stock Incentive Plan, as amended and restated, (the "1998 Plan") provides that outstanding non-qualified stock options and restricted stock generally vest on an accelerated basis if, within 12 months following a "change in control", the holder's employment is terminated by the Company without cause or a "constructive termination" of the executive occurs (as those terms are defined in the 1998 Plan). If a termination of employment is as a result of death or "disability" (as defined in the award certificate), PSUs will continue to be eligible to vest following the termination of employment. However, any PSUs that would vest at the end of the performance period based on attainment of the performance criteria will be pro-rated based on the number of whole months of participation in the performance period before the death or disability. In the event of (a) certain mergers or similar reorganizations under which the Company does not survive (or does not survive as a public company in respect of its common stock) or (b) a change in control, as defined in the award certificate, then, unless the Compensation Committee has made a provision for the substitution, assumption, exchange or other continuation or settlement of the PSUs or the PSUs would otherwise continue in accordance with their terms, the performance period will terminate immediately prior to such event and the number of PSUs that vest will be determined based on achievement on the Company's actual performance for the shortened performance period and after pro-rating the performance goals set forth in the award certificate to reflect the shortened performance period.

The Deferred Compensation Plan
Participants in the Deferred Compensation Plan, including our named executives, may elect upon initial enrollment to have their vested account balances distributed upon a change in control. Participants become 100% vested in Company contributions upon the following termination events: death; disability, as defined by the plan; or involuntary termination of employment within eighteen months of a "change in control", as defined by the plan. The Deferred Compensation Plan also provides for an additional death benefit, in an amount to be determined by the Compensation Committee, if a participant dies while employed.

Please see the "COMPENSATION DISCUSSION AND ANALYSIS" portion of this Proxy for a discussion of how the payments and benefits presented above were determined.

Mr. Maheswaran

The table below sets forth potential benefits that Mr. Maheswaran would be entitled to receive from the Company upon termination of his employment.

SEVERANCE BENEFITS PAYABLE TO MR. MAHESWARAN ASSUMING TERMINATION EVENT ON JANUARY 25, 2009								
	Benefits per Offer Letter					Other Benefits		
Reason for Termination	Base Salary	Non-Equity Incentives	Welfare Insurances	Vesting of Inducement Awards(1)	Tax Gross-up(2)	Vesting of Other Equity Awards(1)	Vesting of Company Matching Contributions in Deferred Compensation Plan	Total
Voluntary resignation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Resignation for good reason	410,050	-	14,641	89,922	-	-	-	514,613
Termination without cause	410,050	-	14,641	89,922	-	-	-	514,613
Termination for cause	-	-	-	-	-	-	-	-
Death or Disability	-	-	-	-	-	-	124,176	124,176
Certain terminations following a change in control	821,000	1,539,375	29,283	359,688	-	383,663	124,176	3,257,185

(1) The market price of our common stock on January 25, 2009, the last day of our fiscal year, was $11.51, which is less than the exercise price of all unvested options held by Mr. Maheswaran on that date. Accordingly, no value is attributed to the vesting of those options. As described more fully in Note 8 to the Company's financial statements filed with the SEC on Form 10-K on March 26, 2009, the performance based-restricted stock awards (PSUs) held by Mr. Maheswaran on the last day of fiscal year 2009 would not meet the pro-rated performance goals required for vesting performance over the shortened performance period ending on such date. Accordingly, notwithstanding the change in control, the PSUs would not vest.

(2) For purposes of calculating the Section 280G excise tax, we have (i) assigned no value to the restrictive covenants regarding employment by, or consulting for, competitors and (ii) assumed that Mr. Maheswaran's outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. Having met a safe harbor test, there is no excise tax under Section 280G and therefore no tax gross-up.

Other Named Executive Officers

The table below sets forth potential benefits that Messrs. Chukwu, Kim, Pohlman and Dantec (the "Other Executives") would be entitled to receive from the Company upon termination of their employment.

SEVERANCE BENEFITS PAYABLE TO OTHER EXECUTIVES ASSUMING TERMINATION EVENT ON JANUARY 25, 2009				
Reason for Termination	Base Salary	Vesting of Equity Awards (1)	Vesting of Company Matching Contributions in Deferred Compensation Plan	Total
Termination without cause				
Mr. Chukwu	$ -	$ -	$ -	$ -
Mr. Dantec (2)	68,243	-	-	68,243
Mr. Kim	-	-	-	-
Mr. Pohlman	-	-	-	-
Death or Disability				
Mr. Chukwu	-	-	60,342	60,342
Mr. Dantec	-	-	-	-
Mr. Kim	-	-	56,089	56,089
Mr. Pohlman	-	-	-	-
Certain terminations following a change in control				
Mr. Chukwu	-	517,950	60,342	578,292
Mr. Dantec	68,243	316,525	-	384,768
Mr. Kim	-	445,046	56,089	501,135
Mr. Pohlman	-	239,788	-	239,788

(1) The market price of our common stock on January 25, 2009, the last day of our fiscal year, was $11.51, which is less than the exercise price of all unvested options held by the Other Executives on that date. Accordingly, no value is attributed to the vesting of those options. As described more fully in Note 8 to the Company's financial statements filed with the SEC on Form 10-K on March 26, 2009, the performance based-restricted stock unit awards (PSUs) held by the Other Executives on the last day of fiscal year 2009 would not meet the pro-rated performance goals required for vesting performance over the shortened performance period ending on such date. Accordingly, notwithstanding the change in control, the PSUs would not vest.

(2) The terms of our employment agreement with Mr. Dantec provides that he must be given three months advance notice in the event we wish to terminate his employment with the company for any reason. If we terminate his employment for any reason other than for his gross misconduct, he is entitled to receive an amount equal to three months salary.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to shares of common stock that may be issued under our equity compensation plans as of January 25, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the issued column) (2)
Equity compensation plans approved by security holders	7,500,889	$16.07	10,987,701
Equity compensation plans not approved by security holders	3,318,607	$19.60	0
Total	10,819,496	$17.31	10,987,701

(1) Outstanding restricted stock awards, performance-based restricted stock unit awards and executive ownership restricted stock unit awards do not have an exercise price and therefore are not included in calculating the weighted-average exercise price of outstanding options.

(2) All of these shares of our common stock remain available for future issuance under our 2008 Long-Term Equity Incentive Plan and may be granted as restricted stock awards, performance-based restricted stock unit awards, executive ownership restricted stock unit awards and other awards other than options.

Our equity compensation plans not approved by security holders include the following:

(1) Our 1999 Plan. The 1999 Plan allowed for the issuance of options for up to 8,000,000 shares of our common stock to non-directors and non-executive officers, however, upon adoption of the Company's 2008 Long-Term Equity Incentive Plan in June 2008, no new awards can be made under the 1999 Plan.

(2) Inducement Awards to CEO Maheswaran. As an inducement to Mr. Maheswaran's entering into employment with the Company, he was awarded certain equity-based compensation. These awards are administered by the Compensation Committee, which has authority to interpret the award provisions and make all required determinations under the awards. Specifically, included within the award were (a) the option to purchase 250,000 shares of our common stock is subject to a four-year vesting schedule, and (b) the option to purchase 250,000 shares of our common stock subject to vesting requirements described above under the heading of *Stock Options with EPS-Growth Vesting Requirement* in the COMPENSATION DISCUSSION AND ANALYSIS portion of this Proxy. Each of these option awards are at an exercise price of $17.89 per share, the closing price of the stock on March 31, 2006, the trading date immediately preceding the grant date. To the extent not already vested, these awards will vest upon Mr. Maheswaran's termination of employment from the Company under certain circumstances, including following a change of control.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board has:

- reviewed and discussed the Company's audited financial statements for the fiscal year ended January 25, 2009 with the Company's management and with the Company's independent registered public accounting firm, Ernst & Young LLP;
- discussed with Ernst & Young LLP, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees,* as amended, and adopted by the Public Company Accounting Oversight Board, (PCAOB), in Rule 3200T; and
- received the written disclosures and the letter from Ernst & Young LLP required by PCAOB Ethics and Independence Rule 3526, *Communications with Audit Committees Concerning Independence*, and has discussed the independence of Ernst & Young LLP with that firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended January 25, 2009 be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Respectfully submitted by THE AUDIT COMMITTEE

James P. Burra, Chair   Bruce C. Edwards   James T. Lindstrom

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FEES

In connection with the audit of our financial statements for the fiscal year ended January 25, 2009 and the fiscal year ended January 27, 2008, we entered into engagement letters with Ernst & Young LLP ("EY") which set forth the terms for EY's performance of the audit services. The agreements provide for alternative dispute resolution. The following table sets forth the aggregate fees billed, or expected to be billed, by EY for the audit of our financial statements for fiscal years 2009 and 2008 and for other audit and non-audit services for those years:

	Fiscal Year 2009	Fiscal Year 2008
Audit Fees	$ 981,469	$ 1,064,968
Audit-Related Fees	0	0
Tax Fees	218,182	8,250
All Other Fees	0	0
Total	$ 1,199,651	$ 1,073,218

The amounts in the table include amounts paid to EY as reimbursement for out-of-pocket expenses associated with performance of the services, but do not include Value Added Tax assessed by some non-US jurisdictions on the amount billed by EY.

During fiscal years 2009 and 2008, each new audit and non-audit engagement of EY was approved in advance by the Audit Committee, and none of those engagements made use of the *de minimis* exception contained in SEC rules. The Audit Committee has considered the nature and scope of the non-audit services provided by EY and has concluded that EY's performance of these services is compatible with the auditor's independence.

Audit Fees. This category includes fees for the audit of the Company's financial statements for fiscal years 2009 and 2008, reviews of the financial statements included in the Company's Form 10-Qs for those fiscal years, and the audit of internal control over financial reporting with respect to those fiscal years. This category also includes other services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements and include services that generally can only be provided by the Company's independent registered public accountant, specifically pre-approved assistance with SEC filings and comment letters and with applying financial accounting principles to specific transactions, totaling approximately $20,800 in fiscal year 2009 and $47,000 in fiscal year 2008.

Tax Fees. For fiscal year 2009, EY provided tax compliance and consulting services totaling approximately $128,000 and $90,000, respectively. These engagements were pre-approved by the Audit Committee. The tax compliance services were provided by another party in prior fiscal years. For fiscal year 2008, this category consists of fees for assistance with transfer pricing. This engagement was pre-approved by the Audit Committee.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES

The Audit Committee is responsible for appointing, compensating, and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The policy calls for an annual review and pre-approval, up to specified dollar limits, of certain types of services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. During the year, circumstances may arise when it may become necessary to engage the firm for additional services not contemplated in the original pre-approval categories. In those instances, specific pre-approval must be obtained.

The Audit Committee has delegated to its Chairman the authority to address certain requests for pre-approval of services between meetings of the Audit Committee. The Chairman must report his pre-approval decisions to the Audit Committee at its next scheduled meeting. All engagements to provide services related to internal control must be specifically pre-approved by the Audit Committee and may not be pre-approved in advance by category or by the Chairman between meetings.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

(Proposal Number 2)

The Audit Committee has appointed Ernst & Young LLP as the Company's independent registered public accountant for fiscal year 2010. Ernst & Young has served as the Company's independent public accountant since June 2002, replacing Arthur Andersen LLP. Ratification of the independent registered accountant is not required by the Company's Bylaws or applicable law, but has historically been submitted to stockholders as a matter of good corporate governance. No determination has been made as to what action the Board would take if stockholders do not ratify the appointment.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting. They will have the opportunity to make a statement, if they so desire, and respond to appropriate questions from stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" PROPOSAL NUMBER 2

OTHER MATTERS

The management of the Company knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other matters are properly brought before the meeting, persons named in the proxy or their substitutes will have discretion to vote in accordance with their best judgment on such matters.

DOCUMENTS INCORPORATED BY REFERENCE

This proxy statement incorporates by reference certain information from our financial statement schedules in our Form 10-K for the fiscal year 2009, filed on March 26, 2009. We will promptly provide, upon written or oral request and without charge, a copy of the fiscal year 2009 Form 10-K to any person whose proxy is solicited by this statement or any beneficial owner of our common stock. Requests should be directed to Randall H. Holliday, Secretary, 200 Flynn Road, Camarillo, California 93012-8790, telephone (805) 498-2111.

SEMTECH CORPORATE INFORMATION

SEMTECH LEADERSHIP TEAM

MOHAN MAHESWARAN
President and Chief Executive Officer

EMEKA CHUKWU
Vice President and Chief Financial Officer

KEN BARRY
Vice President, Human Resources

CLAY BELTRAN
Vice President, Worldwide Operations

KEVIN CAFFEY
Vice President, Quality, Reliability and Technology

JAMES KIM
Vice President, Worldwide Sales and Marketing

JEFF POHLMAN
Senior Vice President, General Manager, Protection Products

ALAIN DANTEC
Senior Vice President, General Manager, Advanced Communications and Sensing Products

MIKE WILSON
Senior Vice President, Business Development and Chief Technology Officer

JOSE VARGAS
Vice President, General Manager, Power Discrete Products

RANDALL HOLLIDAY
Vice President, General Counsel and Secretary

SIMON PRUTTON
Vice President, General Manager, Power Management Products

BOARD MEMBERS

ROCKELL N. HANKIN
Chairman of the Board, Semtech; Vice Chairman, The Kavli Foundation; Board Member, privately held companies; Investor

MOHAN MAHESWARAN
President and Chief Executive Officer Semtech Corporation

JAMES P. BURRA
Vice Chairman and Audit Committee Chair CEO, Endural, LLC and Its Predecessors

WILFORD DEAN BAKER
Compensation Committee Chair President, NanoPrecision Holding Company, Inc.; Consultant in Technology and Management

JAMES T. LINDSTROM
Nominating and Governance Committee Chair CFO, eSilicon Corporation

JAMES T. SCHRAITH
Finance Committee Chair Private Investor and Founder/President of BoardEvals, LLC

BRUCE C. EDWARDS
Executive Chairman Emeritus, Powerwave Technologies Inc.

JOHN L. PIOTROWSKI
General, USAF (Ret.) President and CEO, Aerospace and Management Consulting

GLEN M. ANTLE
Chairman of Trident Microsystems Inc.; Former Chairman of Quickturn Design Systems, Inc.; Former Co-Chairman and CEO of Cadence Design Systems, Inc.

TRANSFER AGENT

Mellon Investor Services
Los Angeles, CA
Telephone: 800-522-6645
Web: www.melloninvestor.com

EXCHANGE

NASDAQ

TICKER SYMBOL

SMTC

CORPORATE HEADQUARTERS

200 Flynn Road
Camarillo, CA 93012
Telephone: 805-498-2111

SEMTECH WEBSITE

www.semtech.com

CONTACT WEB E-MAIL

webir@semtech.com

INVESTOR RELATIONS

Telephone: 805-480-2004

Designed by Curran & Connors, Inc. / www.curran-connors.com

SEMTECH CORPORATION
200 Flynn Road
Camarillo, CA 93012

Phone: 805-498-2111
Web: www.semtech.com

THIS IS A GREENER ANNUAL REPORT. Semtech Corporation is committed to reducing its impact on the environment. By producing our report this way, we lessened the impact on the environment in the following ways:

					
3 trees	10 lbs.	1,555 gals.	172 lbs.	339 lbs.	2.6 million
PRESERVED FOR THE FUTURE	WATERBORNE WASTE NOT CREATED	WASTEWATER FLOW SAVED	SOLID WASTE NOT GENERATED	NET GREENHOUSE GASES PREVENTED	BTUs ENERGY NOT CONSUMED

Primary values were derived from information publicly available at http://www.environmentaldefense.org/documents/1687_figures.pdf and http//:www.epa.gov/stateply/resources/index.html.


30%
THE COVER OF THIS ANNUAL REPORT USES 1,120 LBS. OF PAPER WHICH HAS A POSTCONSUMER RECYCLED PERCENTAGE OF 30%.


10%
THE PROMOTIONAL SECTION OF THIS ANNUAL REPORT USES 454 LBS. OF PAPER WHICH HAS A POSTCONSUMER RECYCLED PERCENTAGE OF 10%.